




2009 Annual Report



Summit
FINANCIAL GROUP





Corporate Profile

Summit Financial Group, Inc. is a $1.6 billion financial holding company headquartered in Moorefield, West Virginia. We provide a full range of banking services through our subsidiary bank with 15 banking offices in Virginia and West Virginia.

In addition, we operate Summit Insurance Services, LLC, a full lines insurance agency in Moorefield, West Virginia and Leesburg, Virginia. Also, our Kelly Insurance Agency in Leesburg, Virginia specializes in group health, life and disability plans.

Assets
($ in billions)


$1.11
$1.24
$1.44
$1.63
$1.58
'05
'06
'07
'08
'09

Loans
($ in millions)


$793
$916
$1,052
$1,192
$1,137
'05
'06
'07
'08
'09

Deposits
($ in millions)


$674
$889
$829
$966
$1,017
'05
'06
'07
'08
'09

Revenue
($ in millions)


$31.8
$39.5
$46.4
$46.9
$49.3
'05
'06
'07
'08
'09

Earnings
Continuing Operations
($ in millions)


$8.2
$11.1
$13.5
$2.3
$(0.8)
'05
'06
'07
'08
'09

Diluted Earnings Per Share
Continuing Operations


$1.13
$1.54
$1.85
$0.31
$(0.11)
'05
'06
'07
'08
'09

Report Index

Financial Highlights

Dollars in thousands, except per share amounts	2009	2008	Percent Change
FOR THE YEAR			
Interest income	$ 89,536	$ 93,484	-4.2
Interest expense	45,994	49,409	-6.9
Net interest income	43,542	44,075	-1.2
Provision for loan losses	20,325	15,500	31.1
Net interest income after provision for loan losses	23,217	28,575	-18.8
Noninterest income	5,800	2,868	102.2
Noninterest expense	31,898	29,434	8.4
Income (loss) before income taxes	(2,881)	2,009	-243.4
Income tax (benefit)	(2,165)	(291)	-644.0
Net income (loss)	(716)	2,300	-131.1
Dividends on preferred shares	74	–	n/a
Income (loss) attributable to common shares	$ (790)	$ 2,300	-134.3
AT YEAR END			
Assets	$ 1,584,625	$ 1,627,116	-2.6
Securities	271,654	327,606	-17.1
Loans, net	1,137,336	1,192,157	-4.6
Deposits	1,017,338	965,850	5.3
Shareholders' equity	90,660	87,244	3.9
CREDIT QUALITY			
Net loan charge-offs	$ 20,258	$ 7,759	161.1
Nonperforming assets	107,504	56,082	91.7
Allowance for loan losses	17,000	16,933	0.4
PER SHARE DATA			
Diluted earnings	$ (0.11)	$ 0.31	-135.5
Book value per common share [a]	11.19	11.77	-4.9
Cash dividends	0.06	0.36	-83.3
RATIOS			
Return on average equity	-0.90%	2.59%	-134.7
Return on average assets	-0.05%	0.15%	-133.3
Equity to assets	5.7%	5.4%	5.6
Tangible equity/Tangible assets	5.2%	4.8%	8.3

(a) Assumes conversion of convertible preferred stock

Letter To Our Shareholders

Dear Shareholder,

There really is no easy way to write a letter like this. While it is true that our country has faced its worst recession in over seventy years, your board of directors and management team understand our 2009 financial results are unacceptable. We cannot change the past, but we can learn from it. As the recession unfolded in 2009, we were confronted with a myriad of challenges. We have worked diligently to proactively identify our problems; we have looked at (and continue to look at) our policies, procedures and processes, and have implemented changes throughout 2009; and while it may not show up in our current results, we believe that the seeds of change have been planted which will position us for a healthy and prosperous future.

In spite of this adversity, Summit is still here and remains a well-capitalized institution. We are fortunate to have shareholders, directors and management who added over $10 million in total capital during 2009, a time of great financial uncertainty. We regret that the dividend had to be eliminated and unfortunately it will not be reinstated until it makes financial sense to do so. We continue to explore other opportunities to further bolster our capital, not only to provide a buffer in case the current recovery stalls, but also to allow us to take advantage of opportunities that may present themselves either now or in the future.

2009 was a year where management and directors have worked overtime to confront the challenges we encountered. We are confident that we are making good strides to do so, but those trends are not likely to manifest themselves in the short run.

The Problems
The most telling signs attributing directly to our lack of profitability in 2009 were loan losses, securities write-downs, and one-time costs that were, unfortunately, an all too common theme for so many banks across our country and indicative of the extremely depressed economic conditions that were present throughout the year. We experienced an unusually high level of net loan charge-offs in 2009: $20.3 million compared to $7.8 million in 2008. To put these numbers in perspective, we had $2.7 million in charge-offs for the entire five year period spanning 2003 through 2007. The Company's provision for loan losses grew to $20.3 million in 2009 from $15.5 million in 2008, reflecting the increase in net loan charge-offs. In addition, 2009 saw total securities write-downs of $5.4 million, and increased FDIC insurance costs of $2.5 million, including a one-time assessment of $735,000.

"2009 was a year where management and directors worked overtime to confront the challenges we encountered."

It seems appropriate at this point in the letter to address the question "Why was our bank affected so significantly when other banks (especially in WV) have not experienced the same level of difficulty?" It is difficult to answer this question fully without looking at specific banks in our peer group, but we want to offer at least some general explanation.

Over the past 10 years we have expanded our business footprint along the I-81 Corridor and other higher growth markets in Virginia. Many of our larger loans were secured by real estate located in these areas, and that area was harder hit by the recession than the State of West Virginia. We are dealing with those loans and indeed, monitoring all of our loans, and taking the necessary steps to evaluate and service them. When loans go bad, the bank generally has to buy the collateral back (there's not a great market out there to sell property at foreclosure presently), take possession, ready it for sale, and then sell it in order to convert that non-earning asset back into an earning asset. All of this takes time, and it represents a major challenge for all banks, not just Summit. In light of local and national market conditions, and with the benefit of hindsight, we probably should have grown slower and limited our exposure to acquisition, development, and construction lending.

Our Response
As we alluded to earlier, our management and directors have reviewed our policies and procedures internally, and engaged external consultants to look at us. Our operations are more efficient today than ever before. We have strengthened our lending policies and made numerous personnel changes. We have cut costs and improved efficiency.

We have consulted with experts and conducted research on our own. Although these improvements will not yield immediate results, the knowledge we have acquired as a result of this recession should provide us many years of valuable guidance and direction.

Additionally, our staff recommitted to our goal of delivering "Service Beyond Expectations" throughout our organization. Instinctively, quality individuals are at their best when challenged. This fact is certainly true when reflecting upon the performance of our employees in 2009. From the loan officer in Winchester who worked evenings and nights with a small business to counsel it through a tough stretch and restructure its debt, to the teller in Charleston who made life a little simpler for some seniors by visiting them at home during bad weather to explain Summit's many conveniences, they are deserving of special recognition.

Summing It Up

We appreciate the fact that you have continued to hold your Summit stock. You obviously could have given up on us and sold your shares. But for your own reasons, you have chosen not to do so.

We have laid the groundwork and enacted measures in 2009 that we strongly believe will have a positive effect as early as late 2010. While progress may be slow, we believe the progress will begin to be demonstrable and we believe that as our progress begins to show up in consecutive quarters, that it will be recognized by the shareholders and the market.

> "We understand that you expect better financial results going forward and that is what we are all about right now."

Consumer confidence appears to have improved as we enter 2010, and as it grows, our local economies should also continue to improve. Our goal will remain to convert this renewed consumer confidence into improved earnings for our shareholders. An improved economy will translate into customers who are not only able to sustain their businesses, but expand, innovate and diversify. Summit will be there to deliver the financial resources and the know-how that customers have come to expect.

Our annual shareholders' meeting will be held on Tuesday, May 25, 2010, 1:00 PM at the Summit Financial Group, Inc. headquarter facilities in Moorefield, West Virginia. We invite you to attend. We will be available to answer your specific questions and put last year's events into perspective. We will also be updating you on the progress we have made through the first months of 2010.

We value your trust as shareholders. Your board and management have received letters and phone calls from shareholders asking for action and better results. We understand that you are naturally disappointed with the financial condition depicted in our 2009 financial report. We get it; we understand that you expect better results going forward and that is what we are all about right now. We are working hard to provide better financial results, while continuing a record of good service to our customers within our trade area.

Kindest regards,



Oscar M. Bean
Chairman



H. Charles Maddy, III
President &
Chief Executive Officer

Lena Yeater, PAC checks a young patient during a routine visit. The clinic receives more than 15,000 patient visits each year.

Love Memorial Clinic

Moorefield, West Virginia

Labor of love.

Summit Community Bank's Vance Wilson with Love Memorial Clinic's Dr. Michael Riggleman and Doug Bishoff



Rural clinic stays healthy and prosperous as state's only community-owned clinic operating with no outside assistance.


LABORATORY
IMAGING SERVICES

When ten like-minded community organizations came together in the summer of 1969, they could not have imagined the impact their vision would eventually have on health care for the greater Moorefield area. The seeds of what is now the Drs. R.W. & J.A. Love Memorial Clinic were sown that year, and if there has ever been an effort worthy of being called a labor of love, this one fits the bill.

The not-for-profit health care center – known to everyone in the community simply as Love Memorial Clinic – officially opened its doors in 1975 and is the oldest facility of its kind in the region. "What sets our clinic apart is the fact that we operate without federal or state assistance for day-to-day operations. We own the facility, we hire the doctors and we control our own destiny for the betterment of our community," shares Doug Bishoff, Clinic Administrator.


LAB


Dr. R. W. Love

Serving 15,000+ patients each year, the clinic handles health care needs from flu bugs and broken bones to mammography screenings and blood tests.

"This is truly a remarkable place with a rich history and fascinating legacy," continues Doug. "Dr. R.W. Love was a dedicated physician who practiced in our region during the early 1900s. His son, Dr. J.A. Love, followed in his father's footsteps and practiced up until the 1960s. It was he who saw fit to donate land to the community, a community that in 1969 saw ten forward-thinking groups successfully carry out a capital campaign that resulted in the building you see today."

Drs. R.W. & J. A. Love Memorial Clinic

Founded: 1969

Employees: 25

Impact: 15,000+ patient visits each year

The clinic has undergone many enhancements since its inception. Today, Love Memorial is a model of state-of-the-art technology and cutting-edge health care delivery. "From digital radiology to paperless EMR (electronic medical records) system, our physicians and staff really pride themselves in offering treatment that rivals hospitals in major markets," boasts Doug.


MAMMO

"Love Memorial Clinic is such a valuable component to our community, providing health care to anyone," notes Vance Wilson, Vice President, Retail Lending for Summit Community Bank in Moorefield. He knows the clinic well, having served as a clinic board member. Vance's special relationship with the clinic actually began in 1945 with his delivery by Dr. J.A. Love.

> "I think both father and son would be proud of our stewardship. This facility is the community's lifeline, and all of us who are fortunate enough to work here love it!"
>
> **Doug Bishoff | Administrator**


RADIOLOGY OFFICE
State Board of
OF WEST VIRGINIA

Today, the Drs. R.W. & J.A. Love Memorial Clinic is still owned by community shareholders, a unique structure in this day and time. Physicians and staff are all employed by the Clinic. The present shareholders are: Hardy County Farm Bureau, Moorefield (Federated) Women's Club, CEOS (formerly Hardy County Farm Women's Council), Moorefield Lions Club, Beans Settlement Ruritan Club, American Legion Post 64, VFW Post 9606, Moorefield Young Women's Club and the Moorefield Volunteer Fire Company.



Justin Thorne reflects on a career that has been enriched through managing a successful, family-run business.

Cline's Appliances & Furniture, Inc.

Petersburg, West Virginia

Well furnished.



Cline's Justin Thorne with Summit Community Bank's Joanie Ours

A small company perseveres and thrives despite Mother Nature's repeated attempts to send it down the river.



It's a family affair for this successful Petersburg furniture store.



Justin and Ardella Thorne are a picture of determination and teamwork. When Justin decided to purchase the small furniture and appliance operation in 1981, he had no idea how many customers – and friends – he would make over the next 29 years.



Justin and Ardella circa 1957

By 1981, Justin's entrepreneurial spirit had gotten the best of him. In April of that year, he turned to Summit Community Bank to help him become owner of the small enterprise he had worked at since 1958. The rest, they say, is history. "I just remember how encouraging and helpful the loan officer and bank president were," he reminisces. "They understood how important this was to me and not only loaned me money, but provided practical advice and direction that made the difference in those early years."

That practical advice and direction would soon come in handy. In November 1985 – only four years into his new venture – the worst flood in the region's history would devastate Petersburg and surrounding regions. "Richard Thompson of the Bank was one of the first to make his way to what was left of my store," remembers Justin. "I lost everything. Making matters worse, I had no flood insurance. Mr. Thompson made his way through the muck, put his arm around me and said, "Justin, whatever it takes to put you back in business, we'll see that you get it!"

"They really came through for me then, and again in 1996 after a second flood," says Ardella, Justin's wife of 53 years and his most trusted business partner. "It's not always been peaches and cream running a family business for over fifty years, but it continues to be a labor of love."

That labor of love extends to others in the family as well since their three children – Lee, Elaine and Jeff – are involved in the business, as well as spouses and grandchildren.

Cline's Appliances & Furniture, Inc.

Founded:	1929
Year Acquired:	1981
Employees:	7
Annual Sales:	$1.0 million

> "Family will continue to furnish the biggest contribution to our success. I'm proud of that. That's made it much more fun and rewarding for both Justin and me."
>
> **Ardella Thorne | Vice President**

While Justin has long since lost count of the number of Berkline recliners, Maytag washers and GE ranges he's sold over the past half decade ("thousands I would suspect," Justin guesses), he hasn't lost his passion for the business. "Just imagine how many customers – neighbors and strangers – have walked through those doors in fifty years," he reflects. "We've made lots of folks more comfortable and their lives a little better. We've also made a heck of a lot of friends, and that's probably what I like best!"




CLINES
APPLIANCES


LIGHT
QUICK RINSE
DRAIN & SPIN
PREWA
EASY
HEAVY

Business keeps on rolling for Creative Urethanes, Inc. The company produces over a million wheels a year.

Creative Urethanes, Inc.

Winchester, Virginia

Rollin' along.

Summit Community Bank's Ron Miller with Creative Urethane's Tom Heitfield and Richard Heitfield



A father and son's experiment helps turn a fad into a worldwide phenomenon that just keeps gaining speed.



Every skateboarder on the planet owes a debt of gratitude to Tom Heitfield and his dad, Vernon. If not for the curiosity and vision of the adventurous youngster and his inventive dad, the skateboard might still be just a toy and not have launched a cultural phenomenon that today has reached new levels of popularity.

In 1964, Tom's dad had the idea that the urethane substance he was experimenting with could be molded into a wheel ideally suited to 11-year-old Tom's roller skates. A few days later, Tom was rolling around the neighborhood on his new wheels, doing tricks and hugging corners that one week before would have been impossible with traditional clay wheels.


Washington Post photo 1975

Skateboarder David Baldwin displays his skills in a sport that might have fizzled out had it not been for an Annandale teenager who opted for new urethane wheels. (1975 -- The Washington Post)

Plenty of experimentation and a few short years later, Heitfield and his family knew the time was right and in 1970 started Creative Urethanes out of a small abandoned building in Purcellville, Virginia. Little did they know the impact they would eventually have on the skateboarding industry. A few years later, a mutual friend of Tom's brother, Richard, put some of the urethane skate wheels on his skateboard and the skateboard industry was immediately revolutionized.

Creative Urethanes, Inc.

Founded: 1970

Employees: 50

Sales: 1,000,000+ wheels per year

Today, with five patents under their belt and over 50 employees, Tom (Controller) and his brother Richard (CEO), are responsible for maintaining a reputation as one of the world's foremost manufacturers of urethane wheels for skateboards and inline skates. And while urethane wheels are still an important part of "how we roll" (no less than ten of the world's top skateboard brands use OEM wheels the company produces), Tom points out Creative Urethanes also produces custom components for products ranging from lacrosse racket heads and spa tubs to appliances and automotive parts. "Whether we're supplying proprietary machinery parts to Europe's largest tire manufacturer or drive rollers for sophisticated computer hardware applications, dad's original philosophy still resonates today," says Tom.



> "Dad always said 'if you can draw it, we can make it' and he meant it. That's where Richard and I get our entrepreneurial spirit and our Rube Goldberg creative approach."
>
> **Tom Heitfield | Controller**



Tom notes there have been many interesting projects. "From fabricating parts for NASA's shuttle program to developing a 'corn picker' for International Harvester, we've come a long way from just making wheels."

Ron Miller, President & CEO of Summit Community Bank, feels Richard and Tom's work ethic has been a big part of their success. "Tom and Richard are not only great thinkers, they're two of the sharpest business minds you'll ever meet. Five decades after their dad started the company, they're both just still having fun!"



Brothers Matt and Mike Fornadel have turned Good Printers, Inc. into an award-winning enterprise.

Good Printers, Inc.

Bridgewater, Virginia

Good ink.

Matt and Mike Fornadel with
Summit Community Bank's Dennis Snyder



Former athletes trade pass rushes for rush jobs and create an award-winning shop in a highly competitive business.



Mike Fornadel loves the smell of ink on paper. Walking through Good Printers' modern, 92,000-square-foot plant in Bridgewater, it's easy to see why! Strategically scattered throughout the squeaky-clean facility is work for clients from around the region and country. "Our reputation speaks for itself," says Mike Fornadel, President. "Whether they've been impressed with a piece of our work they've seen or called us through a referral, our quality and reputation just keep the business flowing through the door!"


Pittsburgh Press, Tues., Sept. 24, 1957

HOLDING FIRM

Dad Ed played at Pitt with Mike Ditka



And flow it does. "In 2009, a conservative estimate would be that we ran over 48,000,000 sheets of stock through the presses," notes Mike's brother Matt, Sales & Marketing Manager.

Mike's entrepreneurial passion and competitive nature (he played football at nearby James Madison University from 1980-1983) led him to buy the 108-year-old printing business in 2007. It was the right decision, particularly after 20+ years with the company. Not only has Good Printers' sterling reputation continued to grow, the company is routinely recognized for excellence by its peers. In 2009, the company received the Dietz Memorial award presented by the Printing Industry of Virginia (PIVA). "Clients find our skill and talent, coupled with our can-do attitude, refreshing!"

Good Printers, Inc.

Founded: 1902

Employees: 58

Volume: $9.0 million

"Our edge doesn't come from being big! We're smart and we're quick. We know what we're doing, particularly when it comes to technology and applying that technology in cost-effective ways," he says. "Like any great coach, you're only as good as the assistant coaches and players that play on your team.

> "The trust and respect I feel toward my managers and employees is what allows us to stay on top in the game of printing."
>
> **Mike Fornadel | President**



"Even in such a highly competitive business, they stand out," says Dennis Snyder, Market President of Summit Community Bank's Harrisonburg office. "Mike and Matt are two of the hardest-working clients I've ever met. I'm glad I never had to line up against either one of them on the football field!"



A quick lunch at New York Flying Pizza down the street from the Good Printers plant offers Mike an opportunity to unwind. "There are really no great secrets to success," Mike explains between bites of New York-style pie. "The owners of this pizza place are up early, work hard, they're fanatical about quality and they know their customer. Guess what? They sell lots of pizza! It's the same in our business!" Just then, owners Saverio Greco and Emanuele Zito spot Mike and come by the table to show off their new t-shirts, hot off the press. "NO SLEEPY HERE" say the shirts in big letters across the front. "See what I mean," laughs Mike. "There are no secrets to success. It's just hard work and no sleep!"



Jed Smith, Chairman and CEO of Smith Motor Cars Inc. believes success is all about relationships with employees as well as clients.

Smith Company Motor Cars

Charleston, West Virginia

Big wheels.

Smith Company founder Jed Smith and Summit Community Bank's David Robertson



An unforgettable Christmas morning jump starts Jed Smith's life-long love affair with cars.



Jed Smith can say he's been in love with cars his entire life...literally. His love affair can be traced back to a wonderful Christmas morning when Jed, just over two years old, awoke to find a toy gas station, complete with miniature cars, under the tree. "Even at that age, I remember it vividly," he reminisces. "I was so completely captivated, I played with it for days and days, dreaming it was my very own garage and service station. It even featured a lift that you cranked to move cars up and down."



First test drive Jed (4), brother Dick (3)


Smith Company Motor Cars

Today, Jed moves cars in a different way. In the two decades since forming Smith Company Motor Cars, he has built his unique family of luxury brands into what may arguably be <u>the</u> most successful dealership of its kind in the state and, quite possibly, the region.

> "I'm blessed with colleagues and clients who share an appreciation for quality and a passion for excellence...in their lifestyle and their cars."
>
> **Jed Smith | Chairman and CEO**

Smith Company Motor Cars

Founded: **1945**

Employees: **103**

Annual Sales: **1,200** vehicles

"What sets Smith Company apart is our focus, which is never on the car but on the individuals and families who walk through our doors. Our role is to make ownership joyful, memorable and rewarding."

The dealership not only showcases the latest Mercedes-Benz, Jaguar, Volvo and Land Rover lines, but serves as Jed's personal showroom for displaying his vintage car collection, which includes such prizes as a 1965 Shelby Mustang with matching Shelby Cobra, a one-owner 1969 Camaro convertible (his mother's car) and a 1970 Mercedes-Benz 280SL convertible.


Mercedes-Benz
2007

Smith Company Motor Cars was formed in 1990 when Jed entered into a buy-sell agreement with Tag Gaylean Motor Company, a Charleston landmark since 1945. Jed immediately put into motion his singular vision for a unique, one-of-a-kind, car-buying experience. That vision became a reality in 1996 when Smith Company Motor Cars unveiled its stunning facilities which occupy six acres along Corridor G – one of the busiest highways in the state.


LAND ROVER

"I've watched Jed's success story with considerable pride over many years," says Summit Community Bank's David Robertson in Charleston. While David's banking relationship with Jed will reach its fruition in 2010 (he plans to retire after a sterling 40-year career), their great friendship – and mutual love of cars – rolls on. "I'm fortunate to be the banker Jed put his faith in from the beginning," David proudly notes. "Working with Jed has been one of the highlights of my career."


JAGUAR
SMITH COMPANY
VOLVO
Charleston

Brothers Ashley and Matthew Smith inside Smith-Midland's Midland, Virginia manufacturing facility where the company produces concrete products for projects along the eastern seaboard.

Smith-Midland

Midland, Virginia

Rock solid.



Smith-Midland's Ashley Smith (far left) and Matthew Smith (far right) with Summit Community Bank's Trisha Hwang and Patricia Owens

A family company continues the entrepreneurial spirit of a farmer whose good idea caught on quick.



In 1960, Smith-Midland founder and farmer David G. Smith created a unique cattleguard crossing using precast concrete; it was an instant innovation. He could have never imagined his small enterprise, which started in a tiny farm outbuilding, would today be one of North America's leading manufacturers of precast concrete products.


Founder David Smith, circa 1962

"My grandfather was an innovator out of necessity," points out Ashley Smith, Smith-Midland President. "With my dad, Rodney, serving as the company salesman (his gutsy tactic to install the product for free and have the customer send a check if it worked), it didn't take long for our products to catch on around the country." That first precast product – the Smith-Cattleguard® – launched the small company onto the national market and demand was instant!



Today, Smith-Midland markets products worldwide from its sprawling 20-acre site in Midland, Virginia, and is supported by a manufacturing facility – Smith-Carolina – in Reidsville, North Carolina.

Smith-Midland Corporation

Founded: 1960

Employees: 165

Annual Sales: $24.0 million

The company serves a global client list that includes federal and state government agencies (The White House, Central Intelligence Agency, U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps, Israeli Embassy), utility companies (AT&T, Dominion Virginia Power) and over 50 of America's top-tier construction and contracting companies.

"Our products are at high-security events, such as presidential inaugurations and world-leader summits, as well as the traffic barriers across hundreds of thousands of miles of interstate."

Matthew Smith | VP Sales & Marketing



Smith-Midland was also an innovator in the concept and introduction of licensing agreements to the industry. "When we first started licensing in the United States, it was a new concept and not that popular," says Rodney Smith, Chairman. "With determination and patience – and a lot of handshakes – we slowly gained the trust and credibility needed to successfully license the manufacturing process of our precast product to other companies. That was a real turning point." Today, Smith-Midland markets a wide line of licensed products through its subsidiary company, EASI-SET Worldwide, including Slenderwall® architectural building panels, Easi-Set® transportable buildings, and Sierra Wall® soundwalls. Smith-Midland's most popular – and recognizable – licensed product is the J-J Hooks® safety barrier, now produced in over 30 states and six countries and the most widely-sold proprietary barrier in the world. "It's likely that wherever you are in the country, you've passed by one of Smith-Midland's products," Matthew points out.


Virginia's Tallest Building

Smith-Midland project

Photo courtesy of Armada Hoffler

Weston-Virginia Beach



"Summit enjoys a good relationship with Smith-Midland," says Patricia Owens, Senior Vice President & Regional Manager of Summit Community Bank. "Serving such a unique and diversified client is exciting. Our goal is to be an asset to their continued growth."



2009 Summit Financial Group, Inc. Board of Directors



(Seated l-r)
Gary L. Hinkle, Ronald F Miller, Oscar M. Bean, Chairman, H. Charles Maddy, III, President & CEO, Thomas J. Hawse, III
(Standing l-r)
Dewey Bensenhaver, Patrick N. Frye, Gerald W. Huffman, G.R. Ours, Jr., James M. Cookman, Duke A. McDaniel, James P. Geary II, John W. Crites, Phoebe Fisher Heishman, Frank A. Baer, III, Charles P. Piccirillo

Summit Financial Group, Inc.

Headquarters: Moorefield, West Virginia

H. Charles Maddy, III
President & Chief Executive Officer

Robert S. Tissue
Senior Vice President & Chief Financial Officer

Scott C. Jennings
Senior Vice President & Chief Operating Officer

Patrick N. Frye
Senior Vice President & Chief Credit Officer

Douglas T. Mitchell
Senior Vice President & Chief Banking Officer

Julie R. Cook
Vice President & Chief Accounting Officer

Danyl R. Freeman
Vice President & Director of Human Resources

John A. Harper
Vice President of Lending Operations

Russell F. Ratliff, Jr.
Vice President of Lending Operations

Sharetta Coleman
Director of Audit

Teresa D. Ely
Director of Shareholder Relations

Donna Kuykendall
Director of Accounting

Tina Martin
Director of Debt Management

Felicity Ours
Director of Credit Administration

Jennifer Smith
Director of Compliance

Angela Zirk
Director of Marketing & Public Relations

Subsidiaries Directors & Officers

SUMMIT COMMUNITY BANK
Board of Directors
C. David Robertson, Co-Chairman
H. Charles Maddy, III, Co-Chairman
Ronald F. Miller, President & CEO
Oscar M. Bean
J. Scott Bridgeforth
John W. Crites
Georgette R. George
Charles W. Halterman
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Jeffrey E. Hott
G.R. Ours, Jr.
George W. Pace
Russell F. Ratliff, Jr.
Douglas R. Toan
David P. VanMeter, IV

Senior Management
C. David Robertson
Chairman, Regional President

Ronald F. Miller
President & CEO

Bradford Ritchie
President, WV Market

Dennis Snyder
Market President

Senior Vice Presidents
Debra S. Davis
Jason Hicks
Kathryn Kearns
Jason D. Koontz
Garth Kunkle
Patty Owens
Steven Tavenner
Ann Urling
Mark H. Wright

SUMMIT COMMUNITY BANK (cont.)
Vice Presidents
Bob A. Cooper
Dawn Frye
Jay Mongold
Teri Roberts
J. Vance Wilson

Assistant Vice Presidents
Debbi Alexander
Gina Still

Office Managers
Jared Burdette
Donna Burns
Judy Grandstaff
Trisha Hwang
Jessica Jacot
Lisa Jamison
Judy Kallam
Jackie Mathias
Joanie Ours
Rebecca Redden
Amy Silvious
Rebecca Yokum

Loan Officers
Bill Cook
Larry Smith
Kent Shipe
Cindi Trenary
Tevis Sensel

Commercial Relationship Representative
Dawn Thornburg

LOCAL BOARDS
HARRISONBURG, VA
Stephanne S. Byrd
Carl B. Harman
Michael Layman
Allon H. Lefever
George W. Pace
Karl D. Stoltzfus

WARRENTON, VA
James D. Eicher
Donald W. Knotts
David Colleran
Angela Smith
James Underhill

SUMMIT INSURANCE SERVICES, LLC
Dario Campolattaro
Executive Director

Bruce Kesner
Vice President, P&C Agent Manager

Cassi Spigle
Vice President of Account Management

Agents
June Boynton
Marji Grubic
Carol Hall-Veit
Stacey Haupt
Gregory Kelly
Karen Leith
Myra Maldonado
Maureen Miller
Wayne Pampaloni
Will Pierce
Randy Sink
Robert Sturgill
Lynn Theismann
Bonita Westfall

SUMMIT FINANCIAL SERVICES
Financial Service Representatives
Robert Lewandowski
Bradley Sergent

SUMMIT MORTGAGE
Jim Knicely
Director

Locations & Markets

Summit Community Bank
www. mysummit.com
1-877-77-MYSCB (1-877-776-9722)

Charleston, WV
Franklin, WV
Harrisonburg, VA
Leesburg, VA
Martinsburg, WV
Mathias, WV
Moorefield, WV
Petersburg, WV
Rainelle, WV
Rupert, WV
Warrenton, VA
Winchester, VA

Summit Financial Services
A Division of Summit Community Bank
Charleston, WV
Winchester, VA

Summit Insurance Services, LLC
Leesburg, VA
Moorefield, WV

Summit Insurance Services
dba Kelly Insurance Agency
Leesburg, VA


Summit Community Bank
Summit Financial Services, LLC
Summit Insurance Services, LLC
Martinsburg
Maryland
Moorefield
Winchester
Leesburg
Petersburg
Mathias
West Virginia
Franklin
Warrenton
Charleston
Harrisonburg
Rupert
Rainelle
Virginia
Washington

Shareholder Information

SHAREHOLDER ASSISTANCE AND GENERAL CORPORATE INFORMATION

Shareholders seeking assistance and others seeking general corporate information should contact:

Teresa D. Ely
Director of Shareholder Relations
Summit Financial Group, Inc.
Post Office Box 179
Moorefield, West Virginia 26836
(304) 530-0526
Email: tely@summtfgi.com

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

COMMON STOCK LISTING
Current market quotations for the common stock of Summit Financial Group, Inc., are available on the NASDAQ Capital Market under the symbol SMMF.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

Commission File Number **0-16587**

Summit Financial Group, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	**55-0672148**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 N. Main Street Moorefield, West Virginia	**26836**
(Address of principal executive offices)	(Zip Code)

(304) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common
(Title of Class)

The NASDAQ Capital Market
(Name of Exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of " large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ *(Do not check if a smaller reporting company)* Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2009, was approximately $30,381,000. Registrant has assumed that all of its executive officers and directors are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.

The number of shares of the Registrant's Common Stock outstanding on March 22, 2010, was 7,425,472.

Documents Incorporated by Reference

The following lists the documents which are incorporated by reference in the Annual Report Form 10-K, and the Parts and Items of the Form 10-K into which the documents are incorporated.

Document	Part of Form 10-K into which document is incorporated
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 25, 2010	**Part III - Items 10, 11, 12, 13, and 14**

SUMMIT FINANCIAL GROUP, INC
Form 10-K Index

THIS PAGE INTENTIONALLY LEFT BLANK

PART I.

Item 1. Business

Summit Financial Group, Inc. ("Company" or "Summit") is a $1.6 billion financial holding company headquartered in Moorefield, West Virginia. We provide community banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We provide these services through our community bank subsidiary: Summit Community Bank ("Summit Community" or "Bank"). We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Community Banking

We provide a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; letters of credit; and cash management services. The deposits of Summit Community are insured by the Federal Deposit Insurance Corporation ("FDIC").

In order to compete with other financial service providers, we principally rely upon personal relationships established by our officers, directors and employees with our clients, and specialized services tailored to meet our clients' needs. We have maintained a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. We also have a marketing program that primarily utilizes local radio and newspapers to advertise. This approach, coupled with continuity of service by the same staff members, enables Summit Community to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We believe that our emphasis on local relationship banking, together with a prudent approach to lending, are important factors in our success and growth.

All operational and support functions that are transparent to clients are centralized in order to achieve consistency and cost efficiencies in the delivery of products and services by each banking office. The central office provides services such as data processing, bookkeeping, accounting, treasury management, loan administration, loan review, compliance, risk management and internal auditing to enhance our delivery of quality service. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. The banking offices work closely with us to develop new products and services needed by their customers and to introduce enhancements to existing products and services.

Lending

Our primary lending focus is providing commercial loans to local businesses with annual sales ranging from $300,000 to $30 million and providing owner-occupied real estate loans to individuals. Typically, our customers have financing requirements between $50,000 and $1,000,000. We generally do not seek loans of more than $5 million, but will consider larger lending relationships which involve exceptional levels of credit quality. Under our commercial banking strategy, we focus on offering a broad line of financial products and services to small and medium-sized businesses through full service banking offices. Summit Community Bank has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.

We segment our loan portfolio in to the following major lending categories: commercial, commercial real estate, construction and development, residential real estate, and consumer. Commercial loans are loans made to commercial borrowers that are not secured by real estate. These encompass loans secured by accounts receivable, inventory, equipment, as well as unsecured loans. Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Commercial real estate loans are made to many of the same customers and carry similar industry risks as the commercial loan portfolio. Construction and development loans are loans made for the purpose of financing construction or development projects. This portfolio includes commercial and residential land development loans, one-to-four family housing construction both pre-sold and speculative in nature, multi-family housing construction, non-residential building construction, and undeveloped land. Residential real estate loans are mortgage loans to consumers and are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. Also included in this category of loans are second liens on one-to-four family properties as well as home equity loans. Consumer loans are loans that establish consumer credit that is granted for the consumer's personal use. These loans include automobile loans, recreational vehicle loans, as well as personal secured and unsecured loans.

Our loan underwriting guidelines and standards are consistent with the prudent banking practices applicable to the relevant exposure and are updated periodically and presented to the Board of Directors for approval. The purpose of these standards and guidelines are: to grant loans on a sound and collectible basis, to invest available funds in a safe and profitable manner, to serve the legitimate credit needs of our primary market area, and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program.

Our real estate underwriting loan-to-value ("LTV") policy limits are at or below current bank regulatory guidelines, as follows:

	Regulatory LTV Guideline	Summit LTV Policy Limit
Undeveloped land	65%	65%
Land development	75%	70%
Construction:		
Commercial, multifamily, and other non-residential	80%	80%
1-4 family residential, consumer borrower	85%	85%
1-4 family residential, commercial borrower	85%	80%
Improved property	85%	80%
Owner occupied 1-4 family	90%	85%
Home equity	90%	90%

Exceptions are permitted to these regulatory guidelines as long as such exceptions are identified, monitored, and reported to the Board of Directors at least quarterly, and the total of such exceptions do not exceed 100% of Summit Community's total regulatory capital, which totaled $134.9 million as of December 31, 2009. As of this date, we had loans approximating $76.5 million that exceeded the above regulatory LTV guidelines, as follows:

Residential real estate	
Owner occupied – 1st lien	$ 13.4 million
Owner occupied – 2nd lien	$ 1.9 million
Commercial real estate	
Residential non-owner occupied, 1st lien	$ 4.8 million
Owner occupied commercial real estate	$ 30.6 million
Other commercial real estate	$ 8.9 million
Construction, development & land	$ 16.9 million

Our underwriting standards and practice are designed to originate both fixed and variable rate loan products consistent with the underwriting guidelines discussed above. Adjustable rate and variable rate loans are underwritten giving consideration both to the loan's initial rate and to higher assumed rates commensurate with reasonably anticipated market conditions. Accordingly, we want to insure that adequate primary repayment capacity exists to address both future increases in interest rates, and fluctuations in the underlying cash flows available for repayment. Historically, we have not offered "teaser rates" or "payment option ARM" loans. Further, we have had no loan portfolio products which were specifically designed for "sub-prime" borrowers (defined as consumers with a credit score of less than 599).

Supervision and Regulation

General

We, as a financial holding company, are subject to the restrictions of the Bank Holding Company Act of 1956, as amended ("BHCA"), and are registered pursuant to its provisions. As a registered financial holding company, we are subject to the reporting requirements of the Federal Reserve Board of Governors ("FRB"), and are subject to examination by the FRB.

As a financial holding company doing business in West Virginia, we are also subject to regulation by the West Virginia Board of Banking and Financial Institutions and must submit annual reports to the West Virginia Division of Banking.

The BHCA prohibits the acquisition by a financial holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the FRB. With certain exceptions, a financial holding company is prohibited from acquiring direct or indirect ownership or control or more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking or managing or controlling banks.

The FRB, in its Regulation Y, permits financial holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. Approval of the FRB is necessary to engage in these activities or to make acquisitions of corporations engaging in these activities as the FRB determines whether these acquisitions or activities are in the public interest. In addition, by order, and on a case by case basis, the FRB may approve other non-banking activities.

The BHCA permits us to purchase or redeem our own securities. However, Regulation Y provides that prior notice must be given to the FRB if the total consideration for such purchase or consideration, when aggregated with the net consideration paid by us for all such purchases or redemptions during the preceding 12 months is equal to 10 percent or more of the company's consolidated net worth. Prior notice is not required if (i) both before and immediately after the redemption, the financial holding company is well-capitalized; (ii) the financial holding company is well-managed and (iii) the financial holding company is not the subject of any unresolved supervisory issues.

Federal law restricts subsidiary banks of a financial holding company from making certain extensions of credit to the parent financial holding company or to any of its subsidiaries, from investing in the holding company stock, and limits the ability of a subsidiary bank to take its parent company stock as collateral for the loans of any borrower. Additionally, federal law prohibits a financial holding company and its subsidiaries from engaging in certain tie-in arrangements in conjunction with the extension of credit or furnishing of services.

Summit Community is subject to West Virginia statutes and regulations, and is primarily regulated by the West Virginia Division of Banking and is also subject to regulations promulgated by the FRB and the FDIC. As members of the FDIC, the deposits of the bank are insured as required by federal law. Bank regulatory authorities regularly examine revenues, loans, investments, management practices, and other aspects of Summit Community. These examinations are conducted primarily to protect depositors and not shareholders. In addition to these regular examinations, Summit Community must furnish to regulatory authorities quarterly reports containing full and accurate statements of their affairs.

The FRB has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crisis

The Congress, Treasury and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. financial system.

In October 2008, the Emergency Economic Stabilization Act ("EESA") was enacted. EESA authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies under the Troubled Assets Relief Program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Treasury has allocated $250 billion towards the TARP's Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. The American Recovery and Reinvestment Act of 2009 ("ARRA"), as described below, has further modified TARP and the CPP. As of March 15, 2010, Summit has received no assistance under TARP's CPP.

ARRA was signed into law on February 17, 2009. ARRA contains a wide variety of programs intended to stimulate the economy and provides for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000 through 2009, which the FDIC has subsequently extended through 2013.

Following a systemic risk determination, the FDIC established a Temporary Liquidity Guarantee Program ("TLGP") on October 14, 2008. The TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through June 30, 2010 for noninterest-bearing transaction accounts (including all demand deposit checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. Summit and Summit Community participate in the TAGP and did not opt out of the DGP. As of March 15, 2010, neither had utilized the DGP by issuing senior unsecured debt.

Permitted Non-banking Activities

The FRB permits, within prescribed limits, financial holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. Such activities are not limited to the state of West Virginia. Some examples of non-banking activities which presently may be performed by a financial holding company are: making or acquiring, for its own account or the account of others, loans and other extensions of credit; operating as an industrial bank, or industrial loan company, in the manner authorized by state law; servicing loans and other extensions of credit; performing or carrying on any one or more of the functions or activities that may be performed or carried on by a trust company in the manner authorized by federal or state law; acting as an investment or financial advisor; leasing real or personal property; making equity or debt investments in corporations or projects designed primarily to promote community welfare, such as the economic rehabilitation and the development of low income areas; providing bookkeeping services or financially oriented data processing services for the holding company and its subsidiaries; acting as an insurance agent or a broker; acting as an underwriter for credit life insurance which is directly related to extensions of credit by the financial holding company system; providing courier services for certain financial documents; providing management consulting advice to nonaffiliated banks; selling retail money orders having a face value of not more than $1,000, traveler's checks and U.S. savings bonds; performing appraisals of real estate; arranging commercial real estate equity financing under certain limited circumstances; providing securities brokerage services related to securities credit activities; underwriting and dealing in government obligations and money market instruments; providing foreign exchange advisory and transactional services; and acting under certain circumstances, as futures commission merchant for nonaffiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options.

Credit and Monetary Policies and Related Matters

Summit Community is affected by the fiscal and monetary policies of the federal government and its agencies, including the FRB. An important function of these policies is to curb inflation and control recessions through control of the supply of money and credit. The operations of Summit Community are affected by the policies of government regulatory authorities, including the FRB which regulates money and credit conditions through open market operations in United States Government and Federal agency securities, adjustments in the discount rate on member bank borrowings, and requirements against deposits and regulation of interest rates payable by member banks on time and savings deposits. These policies have a significant influence on the growth and distribution of loans, investments and deposits, and interest rates charged on loans, or paid for time and savings deposits, as well as yields on investments. The FRB has had a significant effect on the operating results of commercial banks in the past and is expected to continue to do so in the future. Future policies of the FRB and other authorities and their effect on future earnings cannot be predicted.

The FRB has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the FRB may require a financial holding company to contribute capital to a troubled subsidiary bank, and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. This capital injection may be required at times when Summit may not have the resources to provide it. Any capital loans by a holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a financial holding company's bankruptcy, any commitment by such holding company to a Federal bank or thrift regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") provides that depository institutions insured by the FDIC may be liable for any losses incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured bank or subsidiary of Summit causes a loss to the FDIC, other bank subsidiaries of Summit could be liable to the FDIC for the amount of such loss.

Under federal law, the OCC may order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to the subsidiary banks chartered by such states. Summit, as the sole stockholder of Summit Community, is subject to such provisions.

Capital Requirements

As a financial holding company, we are subject to FRB risk-based capital guidelines. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Under the guidelines and related policies, financial holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher levels of capital being required for categories perceived as representing greater risk. Summit Community is subject to substantially similar capital requirements adopted by its applicable regulatory agencies.

Generally, under the applicable guidelines, a financial institution's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, noncumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles. "Tier 2", or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. "Total capital" is the sum of Tier 1 and Tier 2 capital. Financial holding companies are subject to substantially identical requirements, except that cumulative perpetual preferred stock can constitute up to 25% of a financial holding company's Tier 1 capital.

Financial holding companies are required to maintain a risk-based capital ratio of 8%, of which at least 4% must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution's particular circumstances warrant. For purposes of the leverage ratio, the numerator is defined as Tier 1 capital and the denominator is defined as adjusted total assets (as specified in the guidelines). The guidelines provide for a minimum leverage ratio of 3% for financial holding companies that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Financial holding companies not meeting these criteria are required to maintain a leverage ratio which exceeds 3% by a cushion of at least 1 to 2 percent.

The guidelines also provide that financial holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the FRB's guidelines indicate that the FRB will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of an institution's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

Section 305 of FDICIA (as defined below) requires the FRB and other banking agencies to revise their risk-based capital standards to ensure that those standards take adequate account of interest rate risk. This final rule amends the capital standards to specify that the banking agencies include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates.

Failure to meet applicable capital guidelines could subject the financial holding company to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital and termination of deposit insurance by the FDIC, as well as to the measures described under the "Federal Deposit Insurance Corporation Improvement Act of 1991" as applicable to undercapitalized institutions.

Our regulatory capital ratios and Summit Community's capital ratios as of year end 2009 are set forth in the table in Note 18 of the notes to the consolidated financial statements on page 73.

Federal Deposit Insurance Corporation Improvement Act of 1991

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Corporation Act and made revisions to several other banking statues.

FDICIA establishes a new regulatory scheme, which ties the level of supervisory intervention by bank regulatory authorities primarily to a depository institution's capital category. Among other things, FDICIA authorizes regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

By regulation, an institution is "well-capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. Summit Community was a "well capitalized" institution as of December 31, 2009. Well-capitalized institutions are permitted to engage in a wider range of banking activities, including among other things, the accepting of "brokered deposits," and the offering of interest rates on deposits higher than the prevailing rate in their respective markets.

Another requirement of FDICIA is that Federal banking agencies must prescribe regulations relating to various operational areas of banks and financial holding companies. These include standards for internal audit systems, loan documentation, information systems, internal controls, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares and such other standards as the agencies deem appropriate.

Reigle-Neal Interstate Banking Bill

In 1994, Congress passed the Reigle-Neal Interstate Banking Bill (the "Interstate Bill"). The Interstate Bill permits certain interstate banking activities through a holding company structure, effective September 30, 1995. It permits interstate branching by merger effective June 1, 1997 unless states "opt-in" sooner, or "opt-out" before that date. States may elect to permit de novo branching by specific legislative election. In March, 1996, West Virginia adopted changes to its banking laws so as to permit interstate banking and branching to the fullest extent permitted by the Interstate Bill. The Interstate Bill permits consolidation of banking institutions across state lines and, under certain conditions, de novo entry.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Is Required to Intercept and Obstruct Terrorism Act ("USA PATRIOT Act") is a comprehensive anti-terrorism legislation. The USA PATRIOT Act requires financial institutions to help prevent, detect and prosecute international money laundering and the financing of terrorism. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to our bank, or the BHCA, which applies to Summit. We, and our subsidiaries, including the bank, have adopted systems and procedures to comply with the USA PATRIOT Act and its regulations as adopted by the Secretary of the Treasury.

Community Reinvestment Act

Financial holding companies and their subsidiary banks are also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"). Under the CRA, the FRB(or other appropriate bank regulatory agency) is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the communities served by that bank, including low and moderate income neighborhoods. Further such assessment is also required of any financial holding company which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of a federally-regulated financial institution. In the case of a financial holding company applying for approval to acquire a bank or other financial holding company, the FRB will assess the record of each subsidiary of the applicant financial holding company, and such records may be the basis for denying the application or imposing conditions in connection with approval of the application. On December 8, 1993, the Federal regulators jointly announced proposed regulations to simplify enforcement of the CRA by substituting the present twelve categories with three assessment categories for use in calculating CRA ratings (the "December 1993 Proposal"). In response to comments received by the regulators regarding the December 1993 Proposal, the federal bank regulators issued revised CRA proposed regulations on September 26, 1994 (the "Revised CRA Proposal"). The Revised CRA Proposal, compared to the December 1993 Proposal, essentially broadens the scope of CRA performance examinations and more explicitly considers community development activities. Moreover, in 1994, the Department of Justice became more actively involved in enforcing fair lending laws.

In the most recent CRA examination by the bank regulatory authorities, Summit Community Bank was given a "satisfactory" CRA rating.

Graham-Leach-Bliley Act of 1999

The enactment of the Graham-Leach-Bliley Act of 1999 (the "GLB Act") represents a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. New opportunities were available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through the financial holding company, which have as its "umbrella regulator" the FRB. Functional regulation of the financial holding company's separately regulated subsidiaries are conducted by their primary functional regulators. The GLB Act makes a CRA rating of satisfactory or above necessary for insured depository institutions and their financial holding companies to engage in new financial activities. The GLB Act specifically gives the FRB the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, but requires consultation with the U.S. Treasury Department, and gives the FRB authority to allow a financial holding company to engage in any activity that is "complementary" to a financial activity and does not "pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

Under the GLB Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. We have established policies and procedures to assure our compliance with all privacy provisions of the GLB Act.

Deposit Acquisition Limitation

Under West Virginia banking law, an acquisition or merger is not permitted if the resulting depository institution or its holding company, including its affiliated depository institutions, would assume additional deposits to cause it to control deposits in the State of West Virginia in excess of twenty five percent (25%) of such total amount of all deposits held by insured depository institutions in West Virginia. This limitation may be waived by the Commissioner of Banking by showing good cause.

Consumer Laws and Regulations

In addition to the banking laws and regulations discussed above, bank subsidiaries are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Bank subsidiaries must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 ("SOA") was enacted, which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. Effective August 29, 2002, as directed by Section 302(a) of SOA, our Chief Executive Officer and Chief Financial Officer are each required to certify that Summit's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including requiring these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in Summit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Furthermore, in November 2003, in response to the directives of the SOA, NASDAQ adopted substantially expanded corporate governance criteria for the issuers of securities quoted on the NASDAQ Capital Market (the market on which our common stock is listed for trading). The new NASDAQ rules govern, among other things, the enhancement and regulation of corporate disclosure and internal governance of listed companies and of the authority, role and responsibilities of their boards of directors and, in particular, of "independent" members of such boards of directors, in the areas of nominations, corporate governance, compensation and the monitoring of the audit and internal financial control processes.

Competition

We engage in highly competitive activities. Each activity and market served involves competition with other banks and savings institutions, as well as with non-banking and non-financial enterprises that offer financial products and services that compete directly with our products and services. We actively compete with other banks, mortgage companies and other financial service companies in our efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans, and in other aspects of banking.

In addition to competing with other banks and mortgage companies, we compete with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. In recent years, competition for money market accounts from securities brokers has also intensified. Additional competition for deposits comes from government and private issues of debt obligations and other investment alternatives for depositors such as money market funds. We take an aggressive competitive posture, and intend to continue vigorously competing for market share within our service areas by offering competitive rates and terms on both loans and deposits.

Transactions with Affiliates

There are various statutory and regulatory limitations, including those set forth in sections 23A and 23B of the Federal Reserve Act and the related Federal Reserve Regulation W, governing the extent to which the bank will be able to purchase assets from or securities of or otherwise finance or transfer funds to us or our nonbanking affiliates. Among other restrictions, such transactions between the bank and any one affiliate (including Summit) generally will be limited to 10% of the bank's capital and surplus, and transactions between the bank and all affiliates will be limited to 20% of the bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

In addition, any transaction by a bank with an affiliate and any sale of assets or provisions of services to an affiliate generally must be on terms that are substantially the same, or at least as favorable, to the bank as those prevailing at the time for comparable transactions with nonaffiliated companies.

Employees

At March 1, 2010, we employed 232 full-time equivalent employees.

Available Information

Our internet website address is **www.summitfgi.com**, and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to such filed reports with the Securities and Exchange Commission ("SEC") are accessible through this website free of charge as soon as reasonably practicable after we electronically file such reports with the SEC. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filing with the Securities and Exchange Commission.

These reports are also available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may read and copy any materials that we file with the SEC at the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at **www.sec.gov** that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Statistical Information

The information noted below is provided pursuant to Guide 3 – Statistical Disclosure by Bank Holding Companies.

Description of Information		Page Reference
1.	**Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential**	
	a. Average Balance Sheets	27
	b. Analysis of Net Interest Earnings	25
	c. Rate Volume Analysis of Changes in Interest Income and Expense	28
2.	**Investment Portfolio**	
	a. Book Value of Investments	31
	b. Maturity Schedule of Investments	31
	c. Securities of Issuers Exceeding 10% of Shareholders' Equity	31
3.	**Loan Portfolio**	
	a. Types of Loans	30
	b. Maturities and Sensitivity to Changes in Interest Rates	61
	c. Risk Elements	32
	d. Other Interest Bearing Assets	n/a
4.	**Summary of Loan Loss Experience**	37
5.	**Deposits**	
	a. Breakdown of Deposits by Categories, Average Balance, and Average Rate Paid	27
	b. Maturity Schedule of Time Certificates of Deposit and Other Time Deposits of $100,000 or More	66
6.	**Return of Equity and Assets**	22
7.	**Short-term Borrowings**	67

Item 1A. Risk Factors

We, like other financial holding companies, are subject to a number of risks that may adversely affect our financial condition or results of operation, many of which are outside of our direct control, though efforts are made to manage those risks while optimizing returns. Among the risks assumed are: (1) **credit risk**, which is the risk of loss due to loan clients or other counterparties not being able to meet their financial obligations under agreed upon terms, (2) **market risk**, which is the risk of loss due to changes in the market value of assets and liabilities due to changes in market interest rates, equity prices, and credit spreads, (3) **liquidity risk**, which is the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, investor and customer perception of financial strength, and events unrelated to the Company such as war, terrorism, or financial institution market specific issues, and (4) **operational risk**, which is the risk of loss due to human error, inadequate or failed internal systems and controls, violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards, and external influences such as market conditions, fraudulent activities, disasters, and security risks.

In addition to the other information included or incorporated by reference into this report, readers should carefully consider that the following important factors, among others, could materially impact our business, future results of operations, and future cash flows.

Risks Relating to the Economic Environment

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn. In addition, as a consequence of the recession in the United States, beginning in the latter half of 2007, business activity across a wide range of industries faces serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction and land development loans, residential real estate loans, commercial real estate loans and consumer loans. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected. In addition, the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate loans, and adversely impact our financial performance or our stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Further downturn in our real estate markets could hurt our business.

Substantially all of our real estate loans are located in West Virginia and Virginia. While we do not have any sub-prime loans, our construction and development and residential real estate loan portfolios, along with our commercial real estate loan portfolio and certain of our other loans, have been affected by the recent downturn in the residential and commercial real estate market. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market areas would affect our business. If real estate values continue to decline, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Since mid-2007, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties, and we execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses or defaults would not materially and adversely affect our business, financial condition or results of operations.

The unprecedented levels of market volatility may adversely impact our ability to access capital or our business, financial condition and results of operations.

The volatility and disruption of the capital and credit markets have reached unprecedented levels, adversely impacting the stock prices and credit availability for certain issuers, often without regard to their financial capabilities. If the current levels of market disruption and volatility continue or further deteriorate, our ability to access capital or our business, financial condition and results of operations could be adversely impacted.

There can be no assurance that the recently enacted emergency economic stabilization act of 2008 (the "EESA") and other recently enacted government programs will help stabilize the U.S. financial system.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was enacted. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the Troubled Assets Relief Program Capital Purchase Program, and the Capital Assistance Program. In addition, other regulators have taken steps to attempt to stabilize and add liquidity to the financial markets, such as the FDIC Temporary Liquidity Guarantee Program ("TLG Program"), in which we are a participant. However, there can be no assurance that we will issue any guaranteed debt under the TLG Program, or that we will participate in any other stabilization programs in the future.

There can also be no assurance as to the actual impact that the EESA and other programs will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the EESA and other programs to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The EESA is relatively new legislation and, as such, is subject to change and evolving interpretation. This is particularly true given the change in administration that occurred on January 20, 2009. There can be no assurances as to the effects that such changes will have on the effectiveness of the EESA or on our business, financial condition or results of operations.

Risks Relating to Our Business

We are subject to certain supervisory actions by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

On September 24, 2009, Summit Community entered into an informal Memorandum of Understanding ("Bank MOU") with the FDIC and the West Virginia Division of Banking. A memorandum of understanding is characterized by regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the Bank MOU, we have agreed to address the following matters relative to the Bank:

- increased monitoring of the Bank's current financial position;
- approval of an internally-prepared written risk assessment of all business activities and product lines of the Bank and the establishment of goals and limitations for each such business activity or product identified as containing elevated degrees of risk;
- achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total-risk-based capital ratio of at least 11%;

- declaring an intent to pay a cash dividend only if we give 30 days prior notice to our regulatory authorities and they do not object;
- reviewing the adequacy of the Bank's loan policies and approve necessary changes to strengthen credit administration and risk identification;
- reviewing the investment policy and approving changes as appropriate;
- reviewing the organizational structure of the Bank's lending department;
- providing the Bank's regulatory authorities with updated reports of criticized assets and/or formal work-out plans for all nonperforming borrowers with outstanding balances exceeding $1.0 million;
- establishing procedures to report all loans with balances exceeding $500,000 that have credit weaknesses or that fall outside of the Bank's policy;
- maintaining an adequate allowance for loan and lease losses through charges to current operating income;
employing a qualified independent third party to assess the procedures used to estimate the Bank's allowance for loan and lease losses in accordance with FAS 5 and FAS 114;
- preparing an updated comprehensive budget and earnings forecast for the bank;
- developing a comprehensive three-year strategic plan for the bank; and,
- providing quarterly progress reports to the Bank's regulatory authorities detailing steps taken to comply with the Bank MOU.

In addition to the Bank MOU, on November 6, 2009, Summit entered into an informal Memorandum of Understanding ("Holding Company MOU") with its principal regulators, the West Virginia Division of Banking and the FRB of Richmond. Under the terms of the Holding Company MOU, we agreed to:

- promote compliance with the provisions of the Bank MOU;
- suspend all cash dividends on our common stock until further notice;
- not incur any additional debt, other than trade payables, without the prior written consent of the principal banking regulators;
- adopt and implement a capital plan that is acceptable to the principal banking regulators and that is designed to maintain an adequate level and composition of capital protection commensurate for the risk profile of the organization; and
- provide quarterly progress reports to Summit's regulatory authorities detailing the steps taken to comply with the Holding Company MOU.

Dividends on all preferred stock, including the Series 2009 preferred stock, as well as interest payments on our subordinated debt and junior subordinated debentures underlying our trust preferred securities, continue to be permissible. However, such dividends and interest payments on our preferred stock and trust preferred debt are subject to future review by the Federal Reserve should we continue to experience deterioration in our financial condition.

Although dividends from the Bank are our principal source of funds to pay dividends and interest payments on our common stock, preferred stock, trust preferred debt and subordinated debt, we currently have sufficient cash on hand to continue to service our trust preferred and subordinated debt obligations as well as the expected dividend payments on our preferred stock through at least 2011. Nevertheless, we can make no assurances that we will continue to have sufficient funds available for distributions to the holders of our preferred stock or that such dividends will continue to be permitted by our regulatory authorities.

The MOUs will remain in effect until modified, terminated, lifted, suspended or set aside by the regulatory authorities.

If we were unable to meet the requirements of the MOUs in a timely manner, we could become subject to additional supervisory action, including a cease and desist order. If our regulators were to take such additional supervisory action, we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, our financial condition and the value of our common stock. Additionally, there can be no assurance that we will not be subject to further supervisory action or regulatory proceedings.

We may become subject to additional regulatory restrictions in the event that our regulatory capital levels decline.

Although we and the Bank both qualified as "well capitalized" under the regulatory framework for prompt corrective action as of December 31, 2009, there is no guarantee that we will not have a decline in our capital category in the future. In the event of such a capital category decline, we would be subject to increased regulatory restrictions which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

If the bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank. Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the Federal Reserve determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

Under FDICIA, banks may be restricted in their ability to accept broker deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept broker deposits, but all banks that are not well-capitalized could be restricted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized, such as the Bank, to accept broker deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. These restrictions could materially and adversely affect our ability to access lower costs funds and thereby decrease our future earnings capacity.

Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. Our inability to obtain regulatory consent to accept or renew brokered deposits could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank, and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100.0 million, (ii) are categorized as "well-capitalized," (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every 18 months.

Our decisions regarding credit risk could be inaccurate, and our allowance for loan losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our loan portfolio subjects us to credit risk. Inherent risks in lending also include fluctuations in collateral values and economic downturns. Making loans is an essential element of our business, and there is a risk that our loans will not be repaid.

We attempt to maintain an appropriate allowance for loan losses to provide for estimated probable credit losses inherent in our loan portfolio. As of December 31, 2009, our allowance for loan losses totaled $17.0 million, which represents approximately 1.47% of our total loans. There is no precise method of predicting loan losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that we would need to make additional provisions to our allowance for loan losses.

Our methodology for the determination of the adequacy of the allowance for loan losses for impaired loans is based on classifications of loans into various categories and the application of generally accepted accounting principles in the United States. For non-classified loans, the estimated allowance is based on historical loss experiences as adjusted for changes in trends and conditions on at least an annual basis. In addition, on a quarterly basis, the estimated allowance for non-classified loans is adjusted for the probable effect that current environmental factors could have on the historical loss factors currently in use. While our allowance for loan losses is established in different portfolio components, we maintain an allowance that we believe is sufficient to absorb all estimated probable credit losses inherent in our portfolio.

In addition, the FDIC as well as the West Virginia Division of Banking review our allowance for loan and lease losses and may require us to establish additional reserves. Additions to the allowance for loan and lease losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.

We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish our ability to raise additional capital.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

We rely on funding sources to meet our liquidity needs, such as brokered deposits and FHLB borrowings, which are generally more sensitive to changes in interest rates and can be adversely affected by general economic conditions.

We have frequently utilized as a source of funds certificates of deposit obtained through deposit brokers that solicit funds from their customers for deposit with us, or brokered deposits. Brokered deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and could reduce our net interest spread and net interest margin. In addition, brokered deposit funding sources may be more sensitive to significant changes in our financial condition. As of December 31, 2009, brokered deposits totaled $241.8 million, or approximately 23.8% of our total deposits, compared to brokered deposits in the amount of $296.6 million or approximately 30.7% of our total deposits at December 31, 2008. As of December 31, 2009, approximately $85.2 million in brokered deposits, or approximately 35.2% of our total brokered deposits, are short-term and mature within one year. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may increase our funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, we could be restricted from using brokered deposits as a funding source.

We also have borrowings with the Federal Home Loan Bank, or the FHLB. As of December 31, 2009, our FHLB borrowings maturing within one year totaled $121.5 million. If we were unable to borrow from the FHLB in the future, we may be required to seek higher cost funding sources, which could materially and adversely affect our net interest income.

Summit operates in a very competitive industry and market.

We face aggressive competition not only from banks, but also from other financial services companies, including finance companies and credit unions, and, to a limited degree, from other providers of financial services, such as money market mutual funds, brokerage firms, and consumer finance companies. A number of competitors in our market areas are larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. Our profitability depends upon our ability to attract loans and deposits. There is a risk that aggressive competition could result in our controlling a smaller share of our markets. A decline in market share could adversely affect our results of operations and financial condition.
Changes in interest rates could negatively impact our future earnings.

Changes in interest rates could reduce income and cash flow. Our income and cash flow depend primarily on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and other borrowings. Interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence loan originations, purchases of investments, volumes of deposits, and rates received on loans and investment securities and paid on deposits. Our results of operations may be adversely affected by increases or decreases in interest rates or by the shape of the yield curve.

Concern of customers over deposit insurance may cause a decrease in deposits.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Our deposit insurance premium could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including Summit Community. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC ensures payments of deposits up to insured limits from the Deposit Insurance Fund.

On October 16, 2008, the FDIC published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which had decreased to 1.01% of insured deposits as of June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC changed both its risk-based assessment system and its base assessment rates. For the first quarter of 2009 only, the FDIC increased all FDIC deposit assessment rates by 7 basis points. These new rates range from 12-14 basis points for Risk Category I institutions to 50 basis points for Risk Category IV institutions. Under the FDIC's restoration plan, the FDIC established new initial base assessment rates that are subject to adjustment as described below. Beginning April 1, 2009, the base assessment rates range from 10-14 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions. Changes to the risk-based assessment system include increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt.

On May 22, 2009, the FDIC approved a final rule to institute a one-time special assessment of five cents per $100 of the difference between each insured institution's total assets and its Tier 1 capital as of June 30, 2009. The assessment was collected on September 30, 2009. The FDIC also stated that additional special assessments may be announced in the future. Either an increase in the Risk Category of Summit Community or adjustments to the base assessment rates could have a material adverse effect on our earnings.

The value of securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past 24 months. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

We rely heavily on our management team and the unexpected loss of key officers could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have been instrumental in the development and management of our business. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. We have not established a detailed management succession plan. Accordingly, should we lose the services of any of our senior executive officers, our Board of Directors may have to search outside of Summit Financial Group for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement. If any of our senior executive officers leaves his or her respective position, our business, financial condition, results of operations, cash flows and/or future prospects may suffer.

An interruption in or breach in security of our information systems may result in a loss of customer business and have an adverse affect on our results of operations, financial condition and cash flows.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. Although we have policies and procedures designed to prevent or minimize the effect of a failure, interruption or breach in security of our communications or information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. The occurrence of any such failures, interruptions or security breaches could result in a loss of customer business and have a negative effect on our results of operations, financial condition and cash flows.

Our business is dependent on technology and our inability to invest in technological improvements may adversely affect our results of operations, financial condition and cash flows.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our results of operations, financial condition and cash flows.

Risks Relating to an Investment in Our Securities

Our ability to pay dividends is limited and we have stopped paying cash dividends.

We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from our subsidiary bank, Summit Community. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that Summit Community may pay to Summit. Also, Summit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Summit Community is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on either our common stock or our Series 2009 preferred stock. The inability to receive dividends from Summit Community could have a material adverse effect on our business, financial condition and results of operations.

Under the terms of the Bank MOU, Summit Community may pay dividends to us if they gives 30 days prior notice to the FDIC and the West Virginia Division of Banking and they do not object. In addition, under the terms of the Holding Company MOU, we have suspended all cash dividends on our common stock until further notice. Dividends on all preferred stock, including the Series 2009 preferred stock, as well as interest payments on subordinated notes underlying our trust preferred securities, continue to be permissible. However, no assurances can be given that such payments will be permitted in the future if we continue to experience deterioration in our financial condition.

The market price for shares of our common stock may fluctuate.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may include:

- Operating results that vary from the expectations of management, securities analysts and investors;
- Developments in our business or in the financial sector generally;
- Regulatory changes affecting our industry generally or our businesses and operations;
- The operating and securities price performance of companies that investors consider to be comparable to us;
- Announcements of strategic developments, acquisitions and other material events by us or our competitors;
- Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities;
- Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stocks, commodity, credit or asset valuations or volatility;
- Changes in securities analysts' estimates of financial performance
- Volatility of stock market prices and volumes
- Rumors or erroneous information
- Changes in market valuations of similar companies
- Changes in interest rates
- New developments in the banking industry
- Variations in our quarterly or annual operating results
- New litigation or changes in existing litigation
- Regulatory actions

Stock markets in general and our common stock in particular have, over the past year, and continue to be, experiencing significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

Our executive officers and directors own shares of our common stock, allowing management to have an impact on our corporate affairs.

As of March 6, 2010 our executive officers and directors beneficially own 25.50% of the outstanding shares of our common stock. Accordingly, these executive officers and directors will be able to impact the outcome of all matters required to be submitted to our stockholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future and by the conversion of our Series 2009 Preferred Stock.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. In 1998, we adopted a stock option plan (the "1998 Plan") that provided for the granting of stock options to our directors, executive officers and other employees. Although the 1998 Plan expired in May, 2008, as of December 31, 2009, 309,180 shares of our common stock are still issuable under options granted in connection with our 1998 Plan. At our 2009 Annual Meeting of shareholders, a new officer stock option plan was approved providing for 350,000 shares of common stock to be available for issuance under the plan. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in Summit Financial Group.

We have also issued 3,710 shares of our Series 2009 Preferred Stock. The conversion of some or all of the Series 2009 Preferred Stock will dilute the ownership interest of our existing common shareholders.

The market price of the Series 2009 preferred stock will be directly affected by the market price of our common stock, which may be volatile.

To the extent that a secondary market for the Series 2009 preferred stock develops, we believe that the market price of the Series 2009 preferred stock will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of the Series 2009 preferred stock than would be expected for nonconvertible preferred stock. The market price of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- our announcements of developments related to our business;
- changes in financial estimates and recommendations by financial analysts;
- dispositions, acquisitions and financings;
- actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
- fluctuations in the stock price and operating results of other companies deemed to be peers;
- actions by government regulators; and
- developments related to the financial services industry.

Our common share price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of such stock may not be indicative of future market prices.

The conversion rate of the Series 2009 preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of the Series 2009 preferred stock or the common stock issuable upon conversion of the Series 2009 preferred stock.

The number of shares of our common stock that the holders of Series 2009 preferred stock are entitled to receive upon conversion of a share of their preferred stock is subject to adjustment for certain events arising from increases in cash dividends on our common stock, dividends or distributions in common stock or other property, certain issuances of stock purchase rights, certain self tender offers, subdivisions, splits and combinations of the common stock and certain other actions by us that modify our capital structure. We will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the Series 2009 preferred stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Series 2009 preferred stock. In addition, we are not restricted from offering common stock in the future or engaging in other transactions that could dilute our common stock.

The conversion of the Series 2009 preferred stock will dilute the appreciation of our common stock.

Although our common stock may appreciate in value, the future conversion of the Series 2009 preferred stock will dilute such appreciation. There is no guarantee that an investor in our common stock will recognize an increase in value after the impact of the conversion of the Series 2009 preferred stock despite overall positive performance.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock or the Series 2009 preferred stock.

Our board of directors is authorized to cause us to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

The market price of our common stock or preferred stock, including the Series 2009 preferred stock, could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur. The conversion of some or all of the Series 2009 preferred stock will dilute the ownership interest of our existing common shareholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock and the Series 2009 preferred stock.

Although we have not finalized plans to issue additional securities, we are currently exploring the merits of conducting an additional offering of the Series 2009 preferred stock to our existing shareholders.

Holders of our junior subordinated debentures and our subordinated debt have rights that are senior to those of our stockholders.

We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures of these unconsolidated statutory trusts totaled $19,589,000 at December 31, 2009 and 2008.

Distributions on the capital securities issued by the trusts are payable quarterly at the variable interest rates specified in those certain securities. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures.

Payments of the principal and interest on the trust preferred securities of the statutory trusts are conditionally guaranteed by us. The junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. In 2009, our total interest payments on these junior subordinated debentures approximated $714,000. Based on current rates, our quarterly interest payment obligation on our junior subordinated debentures is approximately $125,000.

The capital securities held by our three trust subsidiaries qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

We have also issued $16.8 million of subordinated debt. In 2008, $10 million of this debt was issued to an unaffiliated financial institution, bears a variable interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and one half years. During 2009, $5 million was issued to an affiliate of a director of Summit, and $1.0 million and $0.8 million was issued to two unrelated parties. These 2009 issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. Like the junior subordinated debentures, the subordinated debt is senior to our common stock and we must make payments on the subordinated debt before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated debt must be satisfied before any distributions can be made on our common stock. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines. Our total interest payments on this subordinated debt in 2009 was approximately $730,000. Based upon the current rate, our quarterly interest payment obligation on this debt is approximately $245,000.

Holders of our Series 2009 Preferred Stock have rights senior to those of our common stockholders.

In September 30, 2009, we issued 3,710 shares of our Series 2009 preferred stock in the amount of $3.71million. Our Series 2009 preferred stock has rights and preferences that could adversely affect holders of our common stock. For example, upon any voluntary or involuntary liquidation, dissolution, or winding up of our business, the holders of our Series 2009 preferred stock are entitled to receive distributions out of our available assets before any distributions can be made to holders of our common stock.

Provisions of our amended and restated articles of incorporation could delay or prevent a takeover of us by a third party.

Our amended and restated articles of incorporation could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or could otherwise adversely affect the price of our common stock. For example, our amended and restated articles of incorporation contain advance notice requirements for nominations for election to our Board of Directors. We also have a staggered board of directors, which means that only one-third of our Board of Directors can be replaced by stockholders at any annual meeting.

Your shares are not an insured deposit.

Your investment in our common stock is not be a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment is subject to investment risk, and you must be capable of affording the loss of your entire investment.

Other

Additional factors could have a negative effect on our financial performance and the value of our common stock. Some of these factors are general economic and financial market conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, regulatory actions, and losses.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our principal executive office is located at 300 North Main Street, Moorefield, West Virginia in a building owned by Summit Community. Summit Community's headquarters and branch locations occupy offices which are either owned or operated under long-term lease arrangements. At December 31, 2009, Summit Community operated 15 banking offices. Summit Insurance Services, LLC operates out of the Moorefield, West Virginia and Leesburg, Virginia offices of Summit Community, and also leases a location in Leesburg, Virginia.

	Number of Offices		
Office Location	**Owned**	**Leased**	**Total**
Summit Community Bank			
Moorefield, West Virginia	1	-	1
Mathias, West Virginia	1	-	1
Franklin, West Virginia	1	-	1
Petersburg, West Virginia	1	-	1
Charleston, West Virginia	2	-	2
Rainelle, West Virginia	1	-	1
Rupert, West Virginia	1	-	1
Winchester, Virginia	1	1	2
Leesburg, Virginia	1	-	1
Harrisonburg, Virginia	1	1	2
Warrenton, Virginia	-	1	1
Martinsburg, West Virginia	1	-	1
Summit Insurance Services, LLC			
Leesburg, Virginia	-	1	1

We believe that the premises occupied by us and our subsidiaries generally are well-located and suitably equipped to serve as financial services facilities. See Notes 9 and 10 of our consolidated financial statements on page 64.

Item 3. Legal Proceedings

Information required by this item is set forth under the caption "Litigation" in Note 16 of our consolidated financial statements on page 72.

Item 4. Removed and Reserved

PART II.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Common Stock Dividend and Market Price Information: Our stock trades on the NASDAQ Capital Market under the symbol "SMMF". The following table presents cash dividends paid per share and information regarding bid prices per share of Summit's common stock for the periods indicated. The bid prices presented are based on information reported by NASDAQ, and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Dividends paid	$ -	$ 0.06	$ -	$ -
High Bid	10.00	8.75	8.62	5.01
Low Bid	6.85	5.25	5.00	3.50
2008				
Dividends paid	$ -	$ 0.18	$ -	$ 0.18
High Bid	16.25	14.47	13.55	12.00
Low Bid	13.51	12.50	10.05	7.74

Historically, we have paid semi-annual dividends on our common stock on the 15th day of June and December, and the record date has been the 1st day of each respective month. The payment of dividends is subject to the restrictions set forth in the West Virginia Business Corporation Act and the limitations imposed by the Federal Reserve Board. We are presently restricted from paying dividends on our common shares as discussed in Item 1A. – Risk Factors on page 10 and Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations on page 23, and in Note 18 of our consolidated financial statements on page 73. Payment of dividends by Summit is dependent upon receipt of dividends from Summit Community. Under the terms of the Bank MOU, Summit Community may only pay dividends to us if they give 30 days prior notice to the FDIC and the West Virginia Division of Banking and they do not object.

As of March 1, 2010, there were approximately 1,279 shareholders of record of Summit's common stock.

Purchases of Summit Equity Securities: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

In August 2006, the Board of Directors authorized the open market repurchase of up to 225,000 shares (approximately 3%) of the issued and outstanding shares of Summit's common stock ("August 2006 Repurchase Plan"). The timing and quantity of purchases under this stock repurchase plan are at the discretion of management, and the plan may be discontinued, or suspended and reinitiated, at any time. The maximum number of shares that may yet be purchased under this plan is 165,375 shares.

There were no purchases of Summit common stock under the Repurchase Plan or Summit's ESOP plan for the quarter ended December 31, 2009.

Item 6. Selected Financial Data

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2009. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

	For the Year Ended (unless otherwise noted)				
Dollars in thousands, except per share amounts	**2009**	**2008**	**2007**	**2006**	**2005**
Summary of Operations					
Interest income	**$ 89,536**	$ 93,484	$ 91,384	$ 80,278	$ 56,653
Interest expense	**45,994**	49,409	52,317	44,379	26,502
Net interest income	**43,542**	44,075	39,067	35,899	30,151
Provision for loan losses	**20,325**	15,500	2,055	1,845	1,295
Net interest income after provision for loan losses	**23,217**	28,575	37,012	34,054	28,856
Noninterest income	**5,800**	2,868	7,357	3,634	1,605
Noninterest expense	**31,898**	29,434	25,098	21,610	19,264
Income (loss) before income taxes	**(2,881)**	2,009	19,271	16,078	11,197
Income tax expense (benefit)	**(2,165)**	(291)	5,734	5,018	3,033
Income (loss) from continuing operations	**(716)**	2,300	13,537	11,060	8,164
Income (loss) from discontinued operations	**-**	-	(7,081)	(2,803)	2,523
Net income (loss)	**(716)**	2,300	6,456	8,257	10,687
Dividends on preferred shares	**74**	-	-	-	-
Net income (loss) applicable to common shares	**$ (790)**	$ 2,300	$ 6,456	$ 8,257	$ 10,687
Balance Sheet Data (at year end)					
Assets	**$ 1,584,625**	$ 1,627,116	$ 1,435,536	$ 1,235,519	$ 1,110,214
Securities available for sale	**271,654**	327,606	283,015	235,780	208,011
Loans	**1,137,336**	1,192,157	1,052,489	916,045	793,452
Deposits	**1,017,338**	965,850	828,687	888,687	673,887
Short-term borrowings	**49,739**	153,100	172,055	60,428	182,028
Long-term borrowings	**381,492**	382,748	315,738	176,110	152,706
Shareholders' equity	**90,660**	87,244	89,420	78,752	72,691
Credit Quality					
Net loan charge-offs	**$ 20,258**	$ 7,759	$ 1,066	$ 446	$ 256
Nonperforming assets	**107,504**	56,082	12,391	5,353	1,667
Allowance for loan losses	**17,000**	16,933	9,192	7,511	6,112
Per Share Data					
Earnings per share from continuing operations					
Basic earnings	**$ (0.11)**	$ 0.31	$ 1.87	$ 1.55	$ 1.15
Diluted earnings	**(0.11)**	0.31	1.85	1.54	1.13
Earnings per share from discontinued operations					
Basic earnings	**-**	-	(0.98)	(0.39)	0.35
Diluted earnings	**-**	-	(0.97)	(0.39)	0.35
Earnings per share					
Basic earnings	**(0.11)**	0.31	0.89	1.16	1.51
Diluted earnings	**(0.11)**	0.31	0.88	1.15	1.48
Book value per common share (at year end) (A)	**11.19**	11.77	12.07	11.12	10.20
Tangible book value per common share (at year end) (A)	**10.04**	10.46	10.70	10.66	9.73
Cash dividends	**0.06**	0.36	0.34	0.32	0.30
Performance Ratios					
Return on average equity	**-0.90%**	2.59%	7.34%	10.44%	15.09%
Return on average assets	**-0.05%**	0.15%	0.50%	0.70%	1.10%
Equity to assets	**5.7%**	5.4%	6.2%	6.4%	6.5%

(A) - Assumes conversion of convertible preferred stock

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

FORWARD LOOKING STATEMENTS

This annual report contains comments or information that constitute forward looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as "expects", "anticipates", "believes", "estimates" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could" are intended to identify such forward-looking statements. The Private Securities Litigation Act of 1995 indicates that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by us. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in those forward-looking statements.

Although we believe the expectations reflected in such forward looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economy.

DESCRIPTION OF BUSINESS

We are a $1.6 billion community-based financial services company providing a full range of banking and other financial services to individuals and businesses through our two operating segments: community banking and insurance. Our community bank, Summit Community Bank, has a total of 15 banking offices located in West Virginia and Virginia. In addition, we also operate an insurance agency, Summit Insurance Services, LLC with an office in Moorefield, West Virginia which offers both commercial and personal lines of insurance and two offices in Leesburg, Virginia, primarily specializing in group health, life and disability benefit plans. See Note 19 of the accompanying consolidated financial statements for our segment information. Summit Financial Group, Inc. employs approximately 232 full time equivalent employees.

OVERVIEW

Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.

Key Items in 2009

- Net loss for 2009 totaled $790,000 compared to net income of $2.3 million in 2008. The decline is primarily a result of higher loan loss provisions.
- We strengthened our allowance for loan losses to reflect the weaker economy and its current and future impact on asset quality. The $20.3 million loan loss provision recorded this year raised the allowance for loan losses to 1.47 percent of total loans at year-end, after net loan charge-offs of $20.3 million during the course of the year.
- We continue to be impacted by the housing crisis as reflected by the impairment of certain investments in mortgage backed securities resulting in $5.4 million in charges recorded relative to these securities in 2009.
- Asset quality continues to deteriorate. In 2009, nonperforming assets increased by $51.4 million. Our loan quality was impacted by the contracting economy and commercial real estate market, which caused declines in real estate values and deterioration in financial condition of various borrowers. These conditions led to our downgrading the loan quality ratings on various real estate loans through our normal loan review process. In addition, several impaired loans became under collateralized due to the reduction in the estimated net realizable fair value of the underlying collateral.
- The impact of foregone interest income from nonaccruing loans negatively impacted the margin during 2009 as it fell to 2.96%.
- The deposit mix benefited from higher levels of retail deposits, primarily savings accounts, allowing us to reduce brokered deposits and short-term borrowings.
- We remained well-capitalized by regulatory capital guidelines at December 31, 2009.

OUTLOOK

Summit remains well-capitalized and is adequately reserved. The Company has adequate liquidity and is positioned to weather the current economic conditions and return to profitability when conditions improve. In the short-term, however, Management anticipates the Company's net income and earnings per common share will continue to be negatively impacted by continuing high levels of loan losses and nonperforming assets, a weak economy, modest reductions in total assets and revenues, and higher FDIC premiums.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented in the notes to the accompanying consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we have identified the determination of the allowance for loan losses, the valuation of goodwill and fair value measurements to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for loan losses: The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on our consolidated balance sheet. To the extent actual outcomes differ from our estimates, additional provisions for loan losses may be required that would negatively impact earnings in future periods. Note 8 to the accompanying consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Asset Quality section of this financial review.

Goodwill: Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. During the third quarter of 2009, we completed the required annual impairment test and determined that no impairment write-offs were necessary. We can not assure you that future goodwill impairment tests will not result in a charge to earnings.

See Note 11 of the accompanying consolidated financial statements for further discussion of our intangible assets, which include goodwill.

Fair Value Measurements: ASC Topic 820 *Fair Value Measurements* provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Based on the observability of the inputs used in the valuation techniques, we classify our financial assets and liabilities measured and disclosed at fair value in accordance with the three-level hierarchy (e.g., Level 1, Level 2 and Level 3) established under ASC Topic 820. Fair value determination in accordance with ASC Topic 820 requires that we make a number of significant judgments. In determining the fair value of financial instruments, we use market prices of the same or similar instruments whenever such prices are available. We do not use prices involving distressed sellers in determining fair value. If observable market prices are unavailable or impracticable to obtain, then fair value is estimated using modeling techniques such as discounted cash flow analyses. These modeling techniques incorporate our assessments regarding assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risks inherent in a particular valuation technique and the risk of nonperformance.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes in accordance with ASC Topic 825, *Financial Instruments*.

Deferred Income Tax Assets: At December 31, 2009, we had net deferred tax assets of $9.5 million. Based on our ability to offset the net deferred tax asset against taxable income in prior carryback years, there was no impairment of the deferred tax asset at December 31, 2009. All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized. However, our forecast process includes judgmental and quantitative elements that may be subject to significant change. If our forecast of taxable income within the carryback/carryforward periods available under applicable law is not sufficient to cover the amount of net deferred tax assets, such assets may become impaired.

BUSINESS SEGMENT RESULTS

We are organized and managed along two major business segments, as described in Note 19 of the accompanying consolidated financial statements. The results of each business segment are intended to reflect each segment as if it were a stand alone business. Net income by segment follows:

Dollars in thousands	**2009**	2008	2007
Community banking	**$ 563**	$ 4,119	$ 7,788
Insurance	**248**	330	101
Parent and other	**(1,601)**	(2,149)	(1,433)
Consolidated net income	**$ (790)**	$ 2,300	$ 6,456

RESULTS OF OPERATIONS

Earnings Summary

Net loss applicable to common shares was $790,000 for 2009 compared to income from continuing operations of $2,300,000 and $13,537,000 for the years ended December 31, 2008 and 2007, respectively. On a per share basis, the loss applicable to common shares was $0.11 per diluted share in 2009 compared to income from continuing operations per diluted share of $0.31 in 2008, and $1.85 in 2007. Consolidated net income (loss) applicable to common shares, which includes the results of discontinued operations, for the three years ended December 31, 2009, 2008, and 2007 was ($790,000), $2,300,000, and $6,456,000, respectively. On a per share basis, diluted net income (loss) was ($0.11) in 2009, compared to $0.31 in 2008 and $0.88 in 2007. Consolidated return on average equity was (0.90%) in 2009 compared to 2.59% in 2008 and 7.34% in 2007. Consolidated return on average assets for the year ended December 31, 2009 was (0.05%) compared to 0.15% in 2008 and 0.50% in 2007. Included in 2009's net loss is a $20.3 million loan loss provision and an other-than-temporary non-cash impairment charge of $5.4 million pre-tax, equivalent to $3.4 million after-tax, related to certain residential mortgage-backed securities, which we continue to own. A summary of the significant factors influencing our results of operations and related ratios is included in the following discussion.

Net Interest Income

The major component of our net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet's composition, fluctuations in interest rates and maturities of sources and uses of funds. We seek to maximize net interest income through management of our balance sheet components. This is accomplished by determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining portfolio risk at an acceptable level.

Consolidated net interest income on a fully tax equivalent basis, consolidated average balance sheet amounts, and corresponding average yields on interest earning assets and costs of interest bearing liabilities for the years 2009, 2008 and 2007 are presented in Table I. Table II presents, for the periods indicated, the changes in consolidated interest income and expense attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and (b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each. Tables I and II are presented on a consolidated basis. The results would not vary significantly if presented on a continuing operations basis.

Consolidated net interest income on a fully tax equivalent basis, totaled $44,840,000, $45,438,000, and $40,495,000 for the years ended December 31, 2009, 2008, and 2007, respectively, representing a 1.3% decrease in 2009 and a 12.2% increase in 2008. The decrease in 2009 is primarily the result of higher levels of nonaccruing loans, and the impact of the reversal of interest income at the time those loans were placed on nonaccrual status. The 2008 increase in net interest income was the result of substantial loan growth in the commercial real estate and residential mortgage portfolios. Total average earning assets increased 4.2% to $1,512,511,000 at December 31, 2009 from $1,451,326,000 at December 31, 2008. Total average interest bearing liabilities increased 6.16% to $1,428,911,000 at December 31, 2009, compared to $1,345,848,000 at December 31, 2008. As identified in Table II, consolidated tax equivalent net interest income decreased $598,000 in 2009 and grew $4,943,000 during 2008.

Our consolidated net interest margin was 2.96% for 2009 compared to 3.13% and 3.26% for 2008 and 2007, respectively. Our consolidated net interest margin decreased 17 basis points in 2009 and 13 basis points in 2008, driven primarily by the reversal of loan interest income related to nonaccrual loans placed on nonaccrual status during both periods and the continued reduction in interest income as a result of these loans remaining on nonaccrual status. The present continued low interest rate environment has served to positively impact our net interest margin due to our liability sensitive balance sheet, as the cost of interest bearing funds decreased 45 basis points in 2009 and 94 basis points in 2008. See Tables I and II for further details regarding changes in volumes and rates of average assets and liabilities and how those changes affect our consolidated net interest income.

We anticipate a stable net interest margin in the near term as we do not expect interest rates to rise in the near future, we do not expect significant growth in our interest earning assets, nor do we expect our nonperforming asset balances to decline significantly in the near future. We continue to monitor the net interest margin through net interest income simulation to minimize the potential for any significant negative impact. See the Market Risk Management section for further discussion of the impact changes in market interest rates could have on us.

TABLE I - AVERAGE DISTRIBUTION OF CONSOLIDATED ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY, INTEREST EARNINGS & EXPENSES, AND AVERAGE YIELDS/RATES

	2009			2008			2007		
Dollars in thousands	**Average Balances**	**Earnings/ Expense**	**Yield/ Rate**	**Average Balances**	**Earnings/ Expense**	**Yield/ Rate**	**Average Balances**	**Earnings/ Expense**	**Yield/ Rate**
ASSETS									
Interest earning assets									
Loans, net of unearned interest (1)									
Taxable	**$ 1,184,571**	**$ 71,405**	**6.03%**	$ 1,127,808	$ 77,055	6.83%	$ 963,116	$ 77,511	8.05%
Tax-exempt (2)	**8,045**	**665**	**8.27%**	8,528	697	8.17%	9,270	738	7.96%
Securities									
Taxable	**271,820**	**15,602**	**5.74%**	264,667	13,707	5.18%	219,605	11,223	5.11%
Tax-exempt (2)	**46,740**	**3,150**	**6.74%**	49,953	3,380	6.77%	47,645	3,289	6.90%
Federal Funds sold and interest bearing deposits with other banks	**1,335**	**13**	**0.97%**	370	8	2.16%	1,011	51	5.04%
	$ 1,512,511	**$ 90,835**	**6.01%**	$ 1,451,326	$ 94,847	6.54%	$ 1,240,647	$ 92,812	7.48%
Noninterest earning assets									
Cash and due from banks	**18,282**			18,792			14,104		
Banks premises and equipment	**23,646**			22,154			22,179		
Other assets	**60,656**			38,760			30,795		
Allowance for loan losses	**(18,293)**			(12,980)			(8,683)		
Total assets	**$ 1,596,802**			$ 1,518,052			$ 1,299,042		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Liabilities									
Interest bearing liabilities									
Interest bearing demand deposits	**$ 154,233**	**$ 784**	**0.51%**	$ 190,066	$ 2,416	1.27%	$ 227,014	$ 7,695	3.39%
Savings deposits	**112,712**	**1,774**	**1.57%**	55,554	908	1.63%	42,254	706	1.67%
Time deposits	**632,988**	**22,407**	**3.54%**	568,491	24,019	4.23%	524,389	25,895	4.94%
Short-term borrowings	**99,497**	**573**	**0.58%**	112,383	2,392	2.13%	95,437	4,822	5.05%
Long-term borrowings and subordinated debentures	**429,481**	**20,457**	**4.76%**	419,454	19,674	4.69%	245,937	13,199	5.37%
	$ 1,428,911	**$ 45,995**	**3.22%**	$ 1,345,948	$ 49,409	3.67%	$ 1,135,031	$ 52,317	4.61%
Noninterest bearing liabilities									
Demand deposits	**71,281**			75,165			65,060		
Other liabilities	**8,666**			7,976			11,000		
Total liabilities	**1,508,858**			1,429,089			1,211,091		
Shareholders' equity	**87,944**			88,963			87,951		
Total liabilities and shareholders' equity	**$ 1,596,802**			$ 1,518,052			$ 1,299,042		
NET INTEREST EARNINGS		**$ 44,840**			$ 45,438			$ 40,495	
NET INTEREST MARGIN			**2.96%**			3.13%			3.26%

(1) For purposes of this table, nonaccrual loans are included in average loan balances. Included in interest and fees on loans are loan fees of $890,000, $775,000, and $633,000 for the years ended December 31, 2009, 2008 and 2007 respectively.

(2) For purposes of this table, interest income on tax-exempt securities and loans has been adjusted assuming an effective combined Federal and state tax rate of 34% for all years presented. The tax equivalent adjustment results in an increase in interest income of $1,298,000, $1,363,000, and $1,428,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

Table II - Changes in Interest Margin Attributable to Rate and Volume - Consolidated Basis

	2009 Versus 2008			2008 Versus 2007		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans						
Taxable	$ 3,757	$ (9,407)	$ (5,650)	$ 12,191	$ (12,647)	$ (456)
Tax-exempt	(40)	8	$ (32)	(60)	19	(41)
Securities						
Taxable	378	1,517	$ 1,895	2,332	152	2,484
Tax-exempt	(217)	(13)	$ (230)	157	(66)	91
Federal funds sold and interest bearing deposits with other banks	11	(6)	5	(22)	(21)	(43)
Total interest earned on interest earning assets	3,889	(7,901)	(4,012)	14,598	(12,563)	2,035
Interest paid on:						
Interest bearing demand deposits	(390)	(1,242)	(1,632)	(1,090)	(4,189)	(5,279)
Savings deposits	901	(35)	866	217	(15)	202
Time deposits	2,551	(4,163)	(1,612)	2,062	(3,938)	(1,876)
Short-term borrowings	(247)	(1,572)	(1,819)	740	(3,170)	(2,430)
Long-term borrowings and subordinated debentures	475	308	783	8,316	(1,841)	6,475
Total interest paid on interest bearing liabilities	3,290	(6,704)	(3,414)	10,245	(13,153)	(2,908)
Net interest income	$ 599	$ (1,197)	$ (598)	$ 4,353	$ 590	$ 4,943

Noninterest Income

Noninterest income from continuing operations totaled 0.36%, 0.19%, and 0.57%, of average assets in 2009, 2008, and 2007, respectively. Noninterest income from continuing operations totaled $5,800,000 in 2009, compared to $2,868,000 in 2008 and $7,357,000 in 2007, with service fees from deposit accounts and insurance commissions being the primary positive components and other-than-temporary impairment of securities being the largest negative component. During 2009 and 2008, we recorded other-than-temporary impairment charges on securities of $5,366,000 and $7,060,000, respectively. Further detail regarding noninterest income from continuing operations is reflected in the following table.

Table III - Noninterest Income - Continuing Operations

Dollars in thousands	2009	2008	2007
Insurance commissions	$ 5,045	$ 5,139	$ 2,876
Service fees	3,330	3,246	3,004
Mortgage origination revenue	265	94	134
Realized securities gains (losses)	1,497	(6)	-
Other-than-temporary impairment of securities	(5,366)	(7,060)	-
Net cash settlement on interest rate swaps	-	(170)	(727)
Change in fair value of interest rate swaps	-	705	1,478
Gain (loss) on sale of assets	(112)	126	(33)
ATM/Debit Card Income	764	646	535
Other	377	148	90
Total	$ 5,800	$ 2,868	$ 7,357

Insurance commissions: The increase in 2008 was due to our acquisition of the Kelly Agencies, two insurance agencies specializing in group health, life and disability benefit plans in July, 2007.

Service fees: Total service fees increased 2.6% in 2009 and 8.1% in 2008 primarily as a result of increases in overdraft and nonsufficient funds (NSF) fees due to an increased overdraft usage by customers and a change in our fee structure during 2007.

Other-than-temporary impairment of securities: During 2009, we took other-than-temporary non-cash impairment charges of $5.2 million pre-tax, equivalent to $3.2 million after-tax, related to certain residential mortgage-backed securities. The remaining $215,000 other-than-temporary impairment charge on securities during 2009 was related to an equity investment. During 2008, we took an other-than-temporary non-cash impairment charge of $6.4 million pre-tax, equivalent to $4.0 million after-tax, related to $8.0 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and a $0.7 million impairment charge on our investment in Greater Atlantic Financial Corp.'s common stock.

Change in fair value of derivative instruments: During 2008, we realized a $705,000 gain on derivative instruments upon termination of interest rate swaps that did not qualify for hedge accounting. During 2007, $1,478,000 change in fair value was attributable to the expectation of falling short-term market interest rates which positively impacts the fair value of related derivative instruments.

Gains/losses on sales of assets: These items are primarily a result of sales of foreclosed properties.

Noninterest Expense

Noninterest expense for continuing operations was well controlled in both 2009 and 2008. These expenses totaled $31,898,000, $29,434,000, and $25,098,000, or 2.0%, 1.9%, and 1.9%, of average assets for each of the years ended December 31, 2009, 2008 and 2007, respectively. Total noninterest expense for continuing operations increased $2,464,000 in 2009 compared to 2008 and increased $4,336,000 in 2008 compared to 2007. Table IV below shows the breakdown of these increases.

Salaries and employee benefits: Salaries and employee benefits decreased 5.1% during 2009 compared to 2008. This decrease was primarily attributable to decreased performance-based incentive payments throughout the Company. These expenses increased 14.7% during 2008 compared to 2007. The additional salaries and benefit costs associated with the Kelly Agencies was generally offset by reductions in performance-based incentive payments throughout the Company.

Professional fees: Professional fees, consisting primarily of legal, accounting, and consulting fees, increased 94.9% during 2009 primarily due to increased legal fees related to the foreclosure process.

FDIC premiums: The increase in FDIC premiums during 2009 is attributable to the one-time special assessment during second quarter, and also higher rates charged by the FDIC. The increase in 2008 was the result of higher rates also.

OREO foreclosure expense: These expenses increased during both 2008 and 2009 due to the increase in properties that we foreclosed upon in both periods.

Other: The 26.6% increase in other expenses during 2008 included a $682,000 charge related to the termination of the merger agreement with Greater Atlantic Financial Corp.

Table IV - Noninterest Expense - Continuing Operations

		Change			**Change**		
Dollars in thousands	**2009**	**$**	**%**	**2008**	**$**	**%**	**2007**
Salaries and employee benefits	**$ 15,908**	**$ (854)**	**-5.1%**	$ 16,762	$ 2,154	14.7%	$ 14,608
Net occupancy expense	**2,032**	**162**	**8.7%**	1,870	112	6.4%	1,758
Equipment expense	**2,151**	**(22)**	**-1.0%**	2,173	169	8.4%	2,004
Supplies	**967**	**42**	**4.5%**	925	54	6.2%	871
Professional fees	**1,409**	**686**	**94.9%**	723	28	4.0%	695
Advertising	**198**	**(91)**	**-31.5%**	289	18	6.6%	271
Amortization of intangibles	**351**	**-**	**0.0%**	351	100	39.8%	251
FDIC premiums	**3,223**	**2,479**	**333.2%**	744	454	156.6%	290
OREO expense	**478**	**336**	**236.6%**	142	100	238.1%	42
Other	**5,181**	**(274)**	**-5.0%**	5,455	1,147	26.6%	4,308
Total	**$ 31,898**	**$ 2,464**	**8.4%**	$ 29,434	$ 4,336	17.3%	$ 25,098

Income Tax Expense/Benefit

Income tax expense/benefit for continuing operations for the three years ended December 31, 2009, 2008 and 2007 totaled ($2,165,000), ($291,000), and $5,734,000, respectively. Refer to Note 14 of the accompanying consolidated financial statements for further information and additional discussion of the significant components influencing our effective income tax rates.

CHANGES IN FINANCIAL POSITION

Although our average assets grew during 2009 to $1,596,802,000, an increase of 5.2% over 2008's average of $1,518,052,000, our year end December 31, 2009 assets were $42,491,000 less than December 31, 2008. Average assets grew 16.9% in 2008, from $1,299,042,000 in 2007. Significant changes in the components of our balance sheet in 2009 and 2008 are discussed below.

Loan Portfolio

Table V depicts loan balances by type and the respective percentage of each to total loans at December 31, as follows:

Table V - Loans by Type

	2009		2008		2007		2006		2005	
Dollars in thousands	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**
Commercial	**$ 122,508**	**10.6%**	$ 130,106	10.7%	$ 92,599	8.7%	$ 69,470	7.5%	$ 63,206	7.9%
Commercial real estate	**465,037**	**40.2%**	452,264	37.3%	384,478	36.1%	314,198	34.0%	266,229	33.2%
Construction and development	**162,080**	**14.1%**	215,465	17.9%	225,270	21.3%	215,820	23.3%	141,206	17.6%
Residential mortgage	**372,867**	**32.2%**	376,026	31.0%	322,640	30.3%	282,512	30.5%	285,241	35.6%
Consumer	**28,203**	**2.4%**	31,519	2.6%	31,956	3.0%	36,455	3.9%	36,863	4.6%
Other	**5,652**	**0.5%**	6,061	0.5%	6,641	0.6%	6,969	0.8%	8,598	1.1%
Total loans	**$ 1,156,347**	**100.0%**	$ 1,211,441	100.0%	$ 1,063,584	100.0%	$ 925,424	100.0%	$ 801,343	100.0%

Total net loans averaged $1,192,616,000 in 2009 compared to $1,136,336,000 in 2008, which represented nearly 75% of total average assets for both years. We have slowed our loan growth due to the current weakened economic conditions in our market areas and limited availability of new capital resources.

Refer to Note 7 of the accompanying consolidated financial statements for our loan maturities and a discussion of our adjustable rate loans as of December 31, 2009.

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are disclosed in Note 16 of the accompanying consolidated financial statements but not reflected in the accompanying consolidated financial statements. There have been no significant changes in these types of commitments and contingent liabilities and we do not anticipate any material losses as a result of these commitments.

Securities

Securities comprised approximately 17.1% of total assets at December 31, 2009 compared to 20.1% at December 31, 2008. Average securities approximated $318,560,000 for 2009 or 1.3% more than 2008's average of $314,620,000. Refer to Note 6 of the accompanying consolidated financial statements for details of amortized cost, the estimated fair values, unrealized gains and losses as well as the security classifications by type.

All of our securities are classified as available for sale to provide us with flexibility to better manage our balance sheet structure and react to asset/liability management issues as they arise. Pursuant to ASC Topic 320 *Investments—Debt and Equity Securities*, anytime that we carry a security with an unrealized loss that has been determined to be "other-than-temporary", we must recognize that loss in income. During 2009, we took other-than-temporary non-cash impairment charges of $5.2 million pre-tax, equivalent to $3.2 million after-tax, related to certain nongovernment sponsored residential mortgage-backed securities, with a book value of $2.2 million. During 2008, we took an other-than-temporary non-cash impairment charge of $6.4 million pre-tax, equivalent to $4.0 million after-tax, related to $8.0 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation that we continue to own with a book value of $103,000. The action taken by the Federal Housing Finance Agency on September 7, 2008 placing these Government-Sponsored Agencies into conservatorship and eliminating the dividends on their preferred shares led to our determination that these securities are other-than-temporarily impaired. We also recognized an other-than-temporary impairment charge of $0.7 million (the entire amount) on our investment in Greater Atlantic Financial Corp. stock, which we continue to own.

At December 31, 2009, we had $6.4 million in unrealized losses related to residential mortgage backed securities issued by nongovernment sponsored entities. We monitor the performance of the mortgages underlying these bonds. Although there has been some deterioration in collateral performance, we only hold primarily senior tranches of each issue which provides protection against defaults. We attribute the unrealized loss on these mortgage backed securities held largely to the current absence of liquidity in the credit markets and not to deterioration in credit quality. We expect to receive all contractual principal and interest payments due on our debt securities and have the ability and intent to hold these investments until their fair value recovers or until maturity. The mortgages in these asset pools have been made to borrowers with strong credit history and significant equity invested in their homes. They are well diversified geographically. Nonetheless, significant further weakening of economic fundamentals coupled with significant increases in unemployment and substantial deterioration in the value of high end residential properties could extend distress to this borrower population. This could increase default rates and put additional pressure on property values. Should these conditions occur, the value of these securities could decline further and trigger the recognition of additional other-than-temporary impairment charges.

At December 31, 2009, we did not own securities of any one issuer that were not issued by the U.S. Treasury or a U.S. Government agency that exceeded ten percent of shareholders' equity. The maturity distribution of the securities portfolio at December 31, 2009, together with the weighted average yields for each range of maturity, is summarized in Table VI. The stated average yields are actual yields and are not stated on a tax equivalent basis.

Table VI - Securities Maturity Analysis

	Within one year		After one but within five years		After five but within ten years		After ten years	
(At amortized cost, dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U. S. Government agencies and corporations	$ 2,758	2.6%	$ 11,900	3.0%	$ 18,391	4.8%	$ 21,801	5.3%
Residential mortgage backed securities:								
Government sponsored agencies	39,960	5.4%	46,632	5.3%	6,255	4.8%	3,091	5.1%
Nongovernment sponsored entities	18,427	6.2%	43,223	6.3%	10,733	6.1%	3,164	7.9%
State and political subdivisions	420	5.4%	7,622	6.7%	8,728	6.2%	29,476	6.3%
Corporate debt securities	350	6.8%	-	-	-	-	-	-
Other	-	-	-	-	-	-	77	-
Total	$ 61,915	5.5%	$ 109,377	5.5%	$ 44,107	5.4%	$ 57,609	5.9%

Deposits

Total deposits at December 31, 2009 increased $51,488,000 or 5.3% compared to December 31, 2008. Average interest bearing deposits increased $85,822,000, or 10.5% during 2009. We have strengthened our focus on growing retail deposits, which is reflected by their steady growth over the past two years, increasing 15.9% in 2009 and 2.6% in 2008. The increase in 2009 resulted from the introduction of a new internet savings product. Wholesale deposits, which represent brokered certificates of deposit acquired through a third party, decreased 18.5% to $241,814,000 at December 31, 2009. These deposits totaled $296,589,000 at December 31, 2008, an increase of 68.1% from 2007. During 2009, we focused on increasing retail deposits, which enabled us to lower our wholesale deposits. During 2008, the pricing of brokered certificates of deposits was more favorable when compared to other wholesale funding sources, and were used to pay off short term Federal Home Loan Bank advances.

Table VII - Deposits

Dollars in thousands	2009	2008	2007	2006	2005
Noninterest bearing demand	**$ 74,119**	$ 69,808	$ 65,727	$ 62,591	$ 62,617
Interest bearing demand	**148,587**	156,990	222,825	220,167	200,638
Savings	**188,419**	61,689	40,845	47,984	44,681
Certificates of deposit	**328,858**	347,444	291,294	249,952	211,032
Individual Retirement Accounts	**35,541**	33,330	31,605	28,370	26,231
Total retail deposits	**775,524**	669,261	652,296	609,064	545,199
Wholesale deposits	**241,814**	296,589	176,391	279,623	128,688
Total deposits	**$ 1,017,338**	$ 965,850	$ 828,687	$ 888,687	$ 673,887

See Table I for average deposit balance and rate information by deposit type for 2009, 2008 and 2007 and Note 12 of the accompanying consolidated financial statements for a maturity distribution of time deposits as of December 31, 2009.

Borrowings

Lines of Credit: We have remaining available lines of credit from the Federal Home Loan Bank totaling $219,436,000 at December 31, 2009. We use these lines primarily to fund loans to customers. Funds acquired through this program are reflected on the consolidated balance sheet in short-term borrowings or long-term borrowings, depending on the repayment terms of the debt agreement. We also had $102 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2009, which is primarily secured by consumer loans and commercial and industrial loans.

Short-term Borrowings: Total short-term borrowings decreased $103,361,000 from $153,100,000 at December 31, 2008 to $49,739,000 at December 31, 2009. These borrowings were principally replaced with retail deposits and principal paydowns of mortgage-backed securities. See Note 13 of the accompanying consolidated financial statements for additional disclosures regarding our short-term borrowings.

Long-term Borrowings: Total long-term borrowings of $381,492,000 at December 31, 2009 and $382,748,000 at December 31, 2008, consisted primarily of funds borrowed on available lines of credit from the Federal Home Loan Bank and structured reverse repurchase agreements with two unaffiliated institutions. Borrowings from the Federal Home Loan Bank totaled $258,856,000 at December 31, 2009, compared to $260,111,000 outstanding at December 31, 2008. We have a term loan with an unrelated financial institution that is secured by the common stock of our subsidiary bank, with an interest rate of prime minus 50 basis points, and matures in 2017. The outstanding balance of this term loan was $12,637,000 at December 31, 2009 and 2008. During 2007, we entered into $110 million of structured reverse repurchase agreements, with terms ranging from 5 to 10 years and call features ranging from 2 to 3.5 years in which they are callable by the purchaser. Long term borrowings were principally used to fund our loan growth. Refer to Note 13 of the accompanying consolidated financial statements for additional information regarding our long-term borrowings.

Subordinated Debentures: We have subordinated debt which qualifies as Tier 2 regulatory capital totaling $16.8 million at December 31, 2009 and $10 million at December 31, 2008. During 2009, we issued $6.8 million in subordinated debt, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, $10 million of subordinated debt was issued to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points, has a term of 7.5 years, and it is not prepayable by us within the first two and one half years.

ASSET QUALITY

Due to current recessionary economic conditions, borrowers have in many cases been unable to refinance their loans due to a range of factors including declining property values. As a result, we have experienced higher delinquencies and nonperforming assets, particularly with regard to our construction & development, residential real estate, and commercial real estate loan portfolios. It is not known when the housing market will stabilize. Management anticipates loan delinquencies will remain higher than historical levels in the near term, and we anticipate that nonperforming assets will remain elevated for the foreseeable future.

Table VIII presents a summary of non-performing assets of continuing operations at December 31, as follows:

Table VIII - Nonperforming Assets

Dollars in thousands	December 31, 2009	2008	2007	2006	2005
Accruing loans past due 90 days or more:					
Commercial	**$ 23**	$ -	$ 702	$ 34	$ 184
Commercial real estate	**-**	-	2,821	137	86
Commercial construction & development	**-**	1,015	-	-	-
Residential construction & development	**-**	-	1,919	3,971	-
Residential real estate	**156**	2	1,765	425	436
Consumer	**20**	22	209	70	93
Other	**2**	-	-	1	-
Total 90+ days past due	**201**	1,039	7,416	4,638	799
Nonaccrual loans:					
Commercial	**408**	198	14	24	58
Commercial real estate	**35,217**	24,323	1,524	-	364
Commercial construction & development	**11,553**	-	-	-	-
Residential construction & development	**14,775**	17,368	98	-	-
Residential real estate	**4,407**	4,983	1,247	584	135
Consumer	**381**	58	34	30	26
Total nonaccrual loans	**66,741**	46,930	2,917	638	583
Foreclosed properties:					
Commercial	**-**	-	-	-	-
Commercial real estate	**4,788**	875	430	-	107
Commercial construction & development	**2,028**	180	525	-	-
Residential construction & development	**30,230**	6,575	391	-	-
Residential real estate	**3,247**	480	712	41	161
Consumer	**-**	-	-	-	-
Total foreclosed properties	**40,293**	8,110	2,058	41	268
Repossessed assets	**269**	3	-	36	17
Total nonperforming assets	**$ 107,504**	$ 56,082	$ 12,391	$ 5,353	$ 1,667
Total nonperforming loans as a percentage of total loans	**5.79%**	3.97%	0.97%	0.57%	0.17%
Total nonperforming assets as a percentage of total assets	**6.78%**	3.45%	0.86%	0.43%	0.15%

The following table presents a summary of our 30 to 89 days past due performing loans.

Table IX - Loans Past Due 30-89 Days

Dollars in thousands	December 31, 2009	2008
Commercial	**$ 1,585**	$ 114
Commercial real estate	**3,861**	195
Construction and development	**1,161**	2,722
Residential real estate	**8,250**	5,009
Consumer	**835**	824
Total	**$ 15,692**	$ 8,864

The following table details our most significant nonperforming loan relationships at December 31, 2009.

Table X - Significant Nonperforming Loan Relationships
December 31, 2009

Dollars in thousands

Location	Underlying Collateral	Loan Orgination Date	Loan Nonaccrual Date	Loan Balance	Method Used to Measure Impairment	Most Recent Appraised Value		Amt Allocated to Allowance for Loan Losses	Amt Previously Charged Off
Front Royal, VA	124-room hotel and 8 commercial lots	Sept 2007 & Jan 2008	Sept 2008	$20,679	Collateral value	$21,280	(1) (3)	$1,527	$ –
Winchester, VA	Commercial building and two undeveloped commercial parcels	Dec 2008	July 2009 & Dec 2009	$4,878	Collateral value	$4,288	(1)	$915	$ –
Rockingham Co. VA and Moorefield, WV	Residential subdivision and undeveloped acreage	Nov 2007	Mar 2009	$3,714	Collateral value	$3,397	(1)	$731	$ –
Winchester, VA	130 room hotel and commercial acreage	Sept 2009	Dec 2009	$11,152	Collateral value	$18,828	(4)	$ –	$ –
Berkeley Co. WV and Frederick Co. VA	Three residential subdivisions and undeveloped acreage; single family lots, and 5 single family residences and acreage	Various 2006 - March 2009	Sept 2009	$8,363	Collateral value	$9,006	(1)	$2,213	$ –
Winchester, VA	Commercial lots and acreage	Nov 2008	March 2009	$1,884	Collateral value	$1,641	(1)	$408	$ –
Winchester, VA	Mini-storage units and and multi-family unit	July 2006, Feb 2008 & June 2007	Dec 2009	$1,955	Collateral value	$2,030	(1)	$ –	$ –
Frederick Co. VA	Commercial condominium under construction, undeveloped acreage and equipment	July 2005 & May 2008	March 2009	$6,315	Collateral value	$7,189	(1)	$415	$2,012
Front Royal, VA	Residential building lots and undeveloped acreage; 1 single-family residence	July & Oct 2006	Dec 2008, March 2009 & June	$1,322	Collateral value	$750	(1)	$647	$ –

(1) - Values are based upon recent external appraisal.
(3) - Value of the 8 commercial lots is also detailed on the 124-room hotel since they share a 1st lien.
(4) - Value is based upon appraisal obtained at loan origination. New appraisal has been ordered.

As a result of our internal loan review process, the ratio of internally criticized loans to total loans increased from 6.20% at December 31, 2007 to 9.18% at December 31, 2008 and to 10.66% at December 31, 2009. Our internal loan review process includes a watch list of loans that have been specifically identified through the use of various sources, including past due loan reports, previous internal and external loan evaluations, classified loans identified as part of regulatory agency loan reviews and reviews of new loans representative of current lending practices. Once this watch list is reviewed to ensure it is complete, we review the specific loans for collectability, performance and collateral protection. In addition, a grade is assigned to the individual loans utilizing internal grading criteria, which is somewhat similar to the criteria utilized by our subsidiary bank's primary regulatory agency. The increase in internally criticized loans at December 31, 2009 and 2008 occurred throughout our portfolios of real estate related loans, as shown in the table below, as several of these loans have been downgraded by management as they fell outside of our internal lending policy guidelines, became past due or were placed on nonaccrual status. The decrease during 2009 in the land development and construction category was primarily the result of foreclosures.

Table XI - Internally Criticized Loans

Dollars in thousands	Balance at December 31, 2009	2008	2007
Commercial	**$ 6,413**	$ 984	$ 1,754
Commercial real estate	**56,726**	30,435	10,987
Land development & construction	**38,279**	60,589	41,906
Residential real estate	**21,854**	18,405	10,783
Consumer	**-**	633	539
Total	**$ 123,272**	$ 111,046	$ 65,969

Included in the above table of internally criticized loans are approximately $13 million of performing loans which we have identified as potential problem loans at December 31, 2009 related to 4 relationships. Known information about possible credit problems of the related borrowers causes management to have concerns as to the ability of such borrowers to comply with the current loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. Management cannot predict the extent to which economic conditions may worsen or other factors which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, or require increased allowance coverage and provision for loan losses.

We maintain the allowance for loan losses at a level considered adequate to provide for estimated probable credit losses inherent in the loan portfolio. The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows:

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate – owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for loan segments (1) and (2) above, the recorded investment of these loans within each pool are aggregated according to their internal risk ratings, and an allocation ranging from 5% to 200% of the respective pool's average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in loans by internal risk category, such lower-rated loan relationships receive higher allocations of reserves; for loan segment (3) above, an allocation equaling 100% of the respective pool's average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the smaller-balance homogenous pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within the conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

Relationship between Allowance for Loan Losses, Net Charge-offs and Nonperforming Loans

In analyzing the relationship between the allowance for loan losses, net loan charge-offs and nonperforming loans, it is helpful to understand the process of how loans are treated as they deteriorate over time. Reserves for loans are established at origination through the quantitative and qualitative reserve process discussed above. If the quality of a loan which is reviewed as part of our normal internal loan review procedures deteriorates, it migrates to a lower quality risk rating, and accordingly, a higher reserve amount is assigned.

Charge-offs, if necessary, are typically recognized in a period after the reserves were established. If the previously established reserves exceed that needed to satisfactorily resolve the problem credit, a reduction in the overall level of the reserve could be recognized. In summary, if loan quality deteriorates, the typical credit sequence is periods of reserve building, followed by periods of higher net charge-offs.

Consumer loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Substantially all of our nonperforming loans are secured by real estate. The substantial majority of these loans were underwritten in accordance with our loan-to-value policy guidelines which range from 70-85% at the time of origination. Although property values have deteriorated across our market areas, the fair values of the underlying collateral value remains in excess of the recorded investment in many of our nonperforming loans, and therefore, no specific reserve allocation is required; as of December 31, 2009, approximately 60% of our impaired loans required no reserves. Accordingly, our allowance for loan losses has not increased proportionately as our nonperforming loans have increased. The allowance for loan loss will, however, increase as a result of an increase in net loan charge-offs due to the incremental higher historical net charge-off rate applied to the loans which are collectively evaluated for impairment.

At December 31, 2009 and 2008, our allowance for loan losses totaled $17,000,000, or 1.47% of total loans and $16,933,000, or 1.40% of total loans, respectively, and is considered adequate to cover inherent losses in our loan portfolio. Table XII presents an allocation of the allowance for loan losses by loan type at each respective year end date, as follows:

Table XII - Allocation of the Allowance for Loan Losses

	2009		**2008**		**2007**		**2006**		**2005**	
Dollars in thousands	**Amount**	**% of loans in each category to total loans**	**Amount**	**% of loans in each category to total loans**	**Amount**	**% of loans in each category to total loans**	**Amount**	**% of loans in each category to total loans**	**Amount**	**% of loans in each category to total loans**
Commercial	**$ 401**	**10.6%**	$ 546	10.7%	$ 543	8.7%	$ 367	7.5%	$ 270	7.9%
Commercial real estate	**3,938**	**40.2%**	4,705	37.4%	3,254	36.1%	3,088	34.0%	2,765	33.2%
Construction and development	**8,747**	**14.0%**	7,536	17.8%	2,668	21.2%	2,121	23.3%	1,467	17.6%
Residential real estate	**3,626**	**32.3%**	3,458	31.0%	1,991	30.4%	1,057	30.5%	979	35.6%
Consumer	**249**	**2.4%**	427	2.6%	451	3.0%	561	3.9%	580	4.6%
Other	**39**	**0.5%**	261	0.5%	285	0.6%	197	0.8%	47	1.1%
Unallocated	**-**	**0.0%**	-	-	-	-	120	-	4	-
Total	**$ 17,000**	**100.0%**	$16,933	100.0%	$ 9,192	100.0%	$ 7,511	100.0%	$ 6,112	100.0%

At December 31, 2009 and 2008, we had approximately $40,293,000 and $8,110,000, respectively, in other real estate owned which was obtained as the result of foreclosure proceedings. Although foreclosed property is recorded at fair value less estimated costs to sell, the prices ultimately realized upon their sale may or may not result in us recognizing loss.

A reconciliation of the activity in the allowance for loan losses follows:

TABLE XIII - ALLOWANCE FOR LOAN LOSSES

Dollars in thousands	December 31, 2009	2008	2007	2006	2005
Balance, beginning of year	**$ 16,933**	$ 9,192	$ 7,511	$ 6,112	$ 5,073
Losses:					
Commercial	**479**	198	50	32	36
Commercial real estate	**469**	1,131	154	185	-
Construction and development	**16,946**	4,529	80	-	-
Real estate - mortgage	**3,921**	1,608	618	35	60
Consumer	**214**	375	216	200	173
Other	**231**	203	160	289	364
Total	**22,260**	8,044	1,278	741	633
Recoveries:					
Commercial	**129**	4	2	1	6
Commercial real estate	**23**	17	13	46	41
Construction and development	**1,615**	-	20	-	-
Real estate - mortgage	**29**	64	15	7	-
Consumer	**90**	72	58	62	56
Other	**116**	128	104	179	274
Total	**2,002**	285	212	295	377
Net losses	**20,258**	7,759	1,066	446	256
Provision for loan losses	**20,325**	15,500	2,055	1,845	1,295
Reclassification of reserves related to loans previously reflected in discontinued operations	-	-	692	-	-
Balance, end of year	**$ 17,000**	$ 16,933	$ 9,192	$ 7,511	$ 6,112

LIQUIDITY AND CAPITAL RESOURCES

Bank Liquidity: Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by funds invested in cash and due from banks (net of float and reserves), Federal funds sold, non-pledged securities, and available lines of credit with the Federal Home Loan Bank, which totaled approximately $234,048,000 or 14.8% of total consolidated assets at December 31, 2009.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. Core deposits increased $106 million in 2009, while loans decreased approximately $55 million and securities decreased $56 million. This allowed us to pay down a significant portion of our short term FHLB borrowings, and to reduce our brokered certificates of deposit by not renewing them at maturity. As a member of the Federal Home Loan Bank of Pittsburgh, we have access to approximately $523 million. As of December 31, 2009 and 2008, these advances totaled approximately $304 million and $402 million, respectively. At December 31, 2009, we had additional borrowing capacity of $219 million through FHLB programs. We have established a line with the Federal Reserve Bank to be used as a contingency liquidity vehicle. The amount available on this line at December 31, 2009 was approximately $102 million, which is secured by a pledge of our consumer and commercial and industrial loan portfolios. Also, we classify all of our securities as available for sale to enable us to liquidate them if the need arises.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.

Growth and Expansion: During 2009, we spent approximately $3.4 million on capital expenditures for premises and equipment. We expect our capital expenditures to approximate $0.5 million in 2010, primarily for equipment upgrades.

Management anticipates that the Company's near term growth in assets will be very nominal in comparison with that of recent prior years due to the present recessionary economic environment and our limited excess capital resources.

Capital Compliance: Our capital position has improved despite significant reductions in our earnings over the past two years. Stated as a percentage of total assets, our equity ratio was 5.7% and 5.4% at December 31, 2009 and 2008, respectively. At December 31, 2009, we had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum levels required to be considered "well capitalized" of $30.8 million, $14.9 million, and $23.1 million, respectively. Our subsidiary bank, Summit Community Bank, had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum "well capitalized" levels of $49.1 million, $16.5 million, $41.3 million, respectively. We intend to maintain both Summit's and its subsidiary bank's capital ratios at levels that would be considered to be "well capitalized" in accordance with regulatory capital guidelines. See Note 18 of the accompanying consolidated financial statements for further discussion of our regulatory capital.

During 2009, we issued $6.8 million in subordinated debentures which qualifies as Tier 2 capital, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10 million of subordinated debentures which qualifies as Tier 2 capital. This debt has an interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and a half years.

On September 30, 2009, we issued $3.7 million of 8% non-cumulative convertible preferred stock.

Although we have not finalized plans to issue additional securities, we are currently exploring the merits of conducting an additional offering of the Series 2009 preferred stock to our existing shareholders.

Stock Repurchases: In August 2006, our Board of Directors authorized the open market repurchase of up to 225,000 shares (approximately 3%) of the issued and outstanding shares of our stock. During 2009, we did not repurchase any shares under this plan, and no further share repurchases are presently contemplated.

Issuance of Trust Preferred Securities: Under Federal Reserve Board guidelines, we had the ability to issue an additional $7.5 million of trust preferred securities as of December 31, 2009 that would qualify as Tier 1 regulatory capital to support our future growth. Trust preferred securities issuances in excess of this limit generally may be included in Tier 2 capital.

Dividends: Cash dividends per common share were $0.06 and $0.36 in 2009 and 2008. The related dividend payout ratio is not meaningful for 2009 as a result of our unprofitability, while the dividend payout ratio was 116.0% for 2008. Future cash dividends will depend on the earnings, and financial condition of our subsidiary bank and our capital adequacy as well as general economic conditions. As discussed below under Regulatory Matters, we are presently restricted from paying cash dividends on our common stock.

The primary source of funds for the dividends paid to our shareholders is dividends received from our subsidiary bank. Dividends paid by our subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. During 2010, the net retained profits available for distribution to Summit as dividends without regulatory approval are approximately $10,491,000, plus net income for the interim periods through the date of declaration. However, the bank is presently required to give 30 days prior written notice of its intent to pay any cash dividends to its regulatory authorities to give regulatory authorities an opportunity to object.

Regulatory Matters: Summit and the Bank have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU's, Summit's management team has agreed to:

- The Bank achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 11%;
- The Bank providing 30 days prior notice of any declaration of intent to pay cash dividends to provide the Bank's regulatory authorities an opportunity to object;
- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

Management presently believes Summit and the Bank are in compliance with all provisions of the MOUs.

Contractual Cash Obligations: During our normal course of business, we incur contractual cash obligations. The following table summarizes our contractual cash obligations at December 31, 2009.

Table XIV - Contractual Cash Obligations

Dollars in thousands	Long-Term Debt and Subordinated Debentures	Operating Leases
2010	$ 76,481	$ 156
2011	33,589	59
2012	64,915	60
2013	40,080	30
2014	81,610	-
Thereafter	121,206	-
Total	$ 417,881	$ 305

Off-Balance Sheet Arrangements: We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. These arrangements at December 31, 2009 are presented in the following table. Refer to Note 16 of the accompanying consolidated financial statements for further discussion of our off-balance sheet arrangements.

Table XV - Off-Balance Sheet Arrangements

Dollars in thousands	
Commitments to extend credit	
Revolving home equity and credit card lines	$ 44,923
Construction loans	25,628
Other loans	41,462
Standby letters of credit	5,572
Total	$ 117,585

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of embedded options. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of members of senior management and members of the Board of Directors. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.

Some amount of interest rate risk is inherent and appropriate to the banking business. Our net income is affected by changes in the absolute level of interest rates. At December 31, 2009, our interest rate risk position was liability sensitive. That is, liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment, while a falling interest rate environment would produce an increase in net interest income. Net interest income is also subject to changes in the shape of the yield curve. In general, a flat yield curve results in a decline in our earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as margins widen.

Several techniques are available to monitor and control the level of interest rate risk. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in rates is assumed to gradually take place over a 12 month period, and then remain stable, except for the up 400 scenario, which assumes a gradual increase in rates over 24 months. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.

The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of December 31, 2009. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (gradual change over 12 months, stable thereafter for the up and down 100 and the up 200 scenarios, and gradual change over 24 months for the up 400 scenario) compared to net interest income with rates unchanged in the same period. The estimated changes set forth below are dependent on the assumptions discussed above and are well within our ALCO policy limit, which is a 10% reduction in net interest income over the ensuing twelve month period.

Change in Interest Rates	Estimated % Change in Net Interest Income Over:	
(basis points)	0 - 12 Months	13 - 24 Months
Down 100 (1)	0.70%	4.72%
Up 100 (1)	-1.32%	1.19%
Up 200 (1)	-2.40%	-1.07%
Up 400 (2)	-2.39%	-2.94%

(1) assumes a parallel shift in the yield curve

(2) assumes 400 bp increase over 24 months

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Summit Financial Group, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of Summit Financial Group, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles and in conformity with the Federal Financial Institutions Examination Council instructions for consolidated Reports of Condition and Income (call report instructions). The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Arnett & Foster, P.L.L.C., independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2009, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control-Integrated Framework. Arnett & Foster, P.L.L.C., independent registered public accounting firm, has issued an attestation report on management's assessment of the Corporation's internal control over financial reporting.

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that Summit complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2009.



H. Charles Maddy, III
President and
Chief Executive Officer



Robert S. Tissue
Senior Vice President
and Chief Financial Officer



Julie R. Cook
Vice President
and Chief Accounting Officer

Moorefield, West Virginia
March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors and Shareholders
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited Summit Financial Group, Inc.'s and subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission*. Summit Financial Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Summit Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based upon the criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Summit Financial Group, Inc. and its subsidiaries as of December 31, 2009 and 2008 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 of Summit Financial Group, Inc. and subsidiaries and our report, dated March 30, 2010, expressed an unqualified opinion.

Arnett + Foster, P.L.L.C.

Charleston, West Virginia
March 30, 2010

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited the accompanying consolidated balance sheets of Summit Financial Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Financial Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission*, and our report dated March 30, 2010, expressed an unqualified opinion on the effectiveness of Summit Financial Group Inc's and subsidiaries internal control over financial reporting.

Arnett + Foster, P.L.L.C.

Charleston, West Virginia
March 30, 2010

Consolidated Balance Sheets

Dollars in thousands	December 31, 2009	2008
ASSETS		
Cash and due from banks	**$ 6,813**	$ 11,356
Interest bearing deposits with other banks	**34,247**	108
Federal funds sold	**-**	2
Securities available for sale	**271,654**	327,606
Other investments	**24,008**	23,016
Loan held for sale, net	**1**	978
Loans, net	**1,137,336**	1,192,157
Property held for sale, net	**40,293**	8,110
Premises and equipment, net	**24,234**	22,434
Accrued interest receivable	**6,323**	7,217
Intangible assets	**9,353**	9,704
Other assets	**30,363**	24,428
Total assets	**$ 1,584,625**	$ 1,627,116
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	**$ 74,119**	$ 69,808
Interest bearing	**943,219**	896,042
Total deposits	**1,017,338**	965,850
Short-term borrowings	**49,739**	153,100
Long-term borrowings	**381,492**	382,748
Subordinated debentures	**16,800**	10,000
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	19,589
Other liabilities	**9,007**	8,585
Total liabilities	**1,493,965**	1,539,872
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock and related surplus, $1.00 par value; authorized 250,000 shares; 3,710 shares issued 2009	**3,519**	-
Common stock and related surplus, $2.50 par value; authorized 20,000,000; issued 2009 - 7,425,472 shares; 2008 - 7,415,310 shares	**24,508**	24,453
Retained earnings	**63,474**	64,709
Accumulated other comprehensive income	**(841)**	(1,918)
Total shareholders' equity	**90,660**	87,244
Total liabilities and shareholders' equity	**$ 1,584,625**	$ 1,627,116

See notes to consolidated financial statements

Consolidated Statements of Income

Dollars in thousands (except per share amounts)	For the Year Ended December 31, 2009	2008	2007
Interest income			
Interest and fees on loans			
Taxable	$ **71,405**	$ 77,055	$ 77,424
Tax-exempt	**439**	460	487
Interest and dividends on securities			
Taxable	**15,601**	13,707	11,223
Tax-exempt	**2,079**	2,254	2,199
Interest on interest bearing deposits with other banks	**12**	4	14
Interest on Federal Funds sold	**-**	4	37
Total interest income	**89,536**	93,484	91,384
Interest expense			
Interest on deposits	**24,951**	27,343	34,296
Interest on short-term borrowings	**573**	2,392	4,822
Interest on long-term borrowings and subordinated debentures	**20,470**	19,674	13,199
Total interest expense	**45,994**	49,409	52,317
Net interest income	**43,542**	44,075	39,067
Provision for loan losses	**20,325**	15,500	2,055
Net interest income after provision for loan losses	**23,217**	28,575	37,012
Noninterest income			
Insurance commissions	**5,045**	5,139	2,876
Service fees	**3,330**	3,246	3,004
Realized securities gains (losses)	**1,497**	(6)	-
Net cash settlement on interest rate swaps	**-**	(170)	(727)
Change in fair value of interest rate swaps	**-**	705	1,478
Gain (loss) on sale of assets	**(112)**	126	(33)
Other	**1,406**	888	759
Total other-than-temporary impairment loss on securities	**(5,892)**	(7,060)	-
Portion of loss recognized in other comprehensive income	**526**	-	-
Net impairment loss recognized in earnings	**(5,366)**	(7,060)	-
Total noninterest income	**5,800**	2,868	7,357
Noninterest expenses			
Salaries and employee benefits	**15,908**	16,762	14,608
Net occupancy expense	**2,032**	1,870	1,758
Equipment expense	**2,151**	2,173	2,004
Supplies	**967**	925	871
Professional fees	**1,409**	723	695
Amortization of intangibles	**351**	351	251
FDIC premiums	**3,223**	744	290
OREO expense	**478**	142	42
Other	**5,379**	5,744	4,579
Total noninterest expenses	**31,898**	29,434	25,098
Income (loss) before income tax expense	**(2,881)**	2,009	19,271
Income tax expense (benefit)	**(2,165)**	(291)	5,734
Income (loss) from continuing operations	**(716)**	2,300	13,537
(Loss) from discontinued operations	**-**	-	(7,081)
Net income (loss)	**(716)**	2,300	6,456
Dividends on preferred shares	**74**	-	-
Net income (loss) applicable to common shares	$ **(790)**	$ 2,300	$ 6,456
Basic earnings per common share from continuing operations	$ **(0.11)**	$ 0.31	$ 1.87
Basic earnings per common share	$ **(0.11)**	$ 0.31	$ 0.89
Diluted earnings per common share from continuing operations	$ **(0.11)**	$ 0.31	$ 1.85
Diluted earnings per common share	$ **(0.11)**	$ 0.31	$ 0.88

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2009, 2008 and 2007

Dollars in thousands (except per share amounts)	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2006	$ -	$ 18,021	$ 61,083	$ -	$ (351)	$ 78,753
Comprehensive income:						
Net income	-	-	6,456	-	-	6,456
Other comprehensive income, net of deferred tax expense of $186:						
Net unrealized gain on securities of $489, net of reclassification adjustment for gains included in net income of $0	-	-	-	-	303	303
Total comprehensive income						6,759
Issuance of 317,686 shares at $19.93 per share	-	6,331	-	-	-	6,331
Exercise of stock options	-	141	-	-	-	141
Repurchase of common stock	-	(102)	-	-	-	(102)
Cash dividends declared ($0.34 per share)	-	-	(2,462)	-	-	(2,462)
Balance, December 31, 2007	-	24,391	65,077	-	(48)	89,420
Comprehensive income:						
Net income	-	-	2,300	-	-	2,300
Other comprehensive income, net of deferred tax benefit of $1,146:						
Net unrealized loss on securities of $3,016, net of reclassification adjustment for losses included in net income of $6	-	-	-	-	(1,870)	(1,870)
Total comprehensive income						430
Exercise of stock options	-	15	-	-	-	15
Stock compensation expense	-	12	-	-	-	12
Repurchase of common stock	-	35	-	-	-	35
Cash dividends declared ($0.36 per share)	-	-	(2,668)	-	-	(2,668)
Balance, December 31, 2008	-	24,453	64,709	-	(1,918)	87,244
Comprehensive income:						
Net loss	**-**	**-**	**(716)**	**-**	**-**	**(716)**
Other comprehensive income:						
Non-credit related other-than-temporary impairment on debt securities of $75, net of deferred tax benefit of $28	**-**	**-**	**-**	**-**	**47**	**47**
Net unrealized loss on securities of $1,663, net of deferred tax benefit of $633 and reclassification adjustment for gains included in net income of $1,497	**-**	**-**	**-**	**-**	**1,030**	**1,030**
Total comprehensive income						**361**
Exercise of stock options	**-**	**55**	**-**	**-**	**-**	**55**
Issuance of 3,710 shares of preferred stock	**3,519**	**-**	**-**	**-**	**-**	**3,519**
Preferred stock cash dividends declared ($20.00 per share)	**-**	**-**	**(74)**	**-**	**-**	**(74)**
Common stock cash dividends declared ($0.06 per share)	**-**	**-**	**(445)**	**-**	**-**	**(445)**
Balance, December 31, 2009	**$ 3,519**	**$ 24,508**	**$ 63,474**	**$ -**	**$ (841)**	**$ 90,660**

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (716)	$ 2,300	$ 6,456
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	1,600	1,602	1,524
Provision for loan losses	20,325	15,500	2,305
Stock compensation expense	-	12	32
Deferred income tax (benefit)	1,272	(5,745)	225
Loans originated for sale	(16,498)	(5,961)	(17,902)
Proceeds from loans sold	17,508	6,420	25,315
(Gains) on loans sold	(34)	(60)	(362)
Realized security (gains) losses	(1,497)	6	-
Change in fair value of derivative instruments	-	(705)	(1,478)
Writedown of premises to fair value and exit costs accrual of discontinued operations	-	-	312
Other-than-temporary losses on securities	5,366	7,060	-
(Gain) loss on sale of property held for sale	112	(126)	33
Amortization of securities premiums (accretion of discounts), net	(2,561)	(519)	(176)
Amortization of goodwill and purchase accounting adjustments, net	363	363	263
Tax benefit of exercise of stock options	-	6	46
(Increase) decrease in accrued interest receivable	894	(26)	(843)
(Increase) in other assets	(6,167)	(2,337)	(1,964)
Increase (decrease) in other liabilities	348	2,575	(477)
Net cash provided by operating activities	20,315	20,365	13,309
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities available for sale	21,365	22,944	28,610
Proceeds from sales of securities available for sale	45,543	1,141	-
Principal payments received on securities available for sale	73,631	30,858	28,137
Purchases of securities available for sale	(84,166)	(112,086)	(103,987)
Purchases of other investments	(3,982)	(15,232)	(16,387)
Redemption of Federal Home Bank Loan Stock	-	12,257	12,099
Proceeds from maturities and calls of other investments	3,000	-	-
Net decrease in federal funds sold	2	179	336
Net loans made to customers	(777)	(163,971)	(140,958)
Purchases of premises and equipment	(3,409)	(1,940)	(1,187)
Proceeds from sale of other repossessed assets & property held for sale	3,411	2,889	170
Proceeds from (purchase of) interest bearing deposits with other banks	(34,139)	(31)	194
Purchases of life insurance contracts	(2,100)	-	-
Net cash acquired in acquisitions	-	-	233
Proceds from early termination of interest rate swap	-	212	-
Net cash provided by (used in) investing activities	18,379	(222,780)	(192,740)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposit, NOW and savings accounts	122,638	(40,910)	(1,347)
Net increase (decrease) in time deposits	(71,151)	178,071	(58,721)
Net increase (decrease) in short-term borrowings	(103,360)	(18,955)	111,627
Proceeds from long-term borrowings	82,656	131,281	162,948
Repayments of long-term borrowings	(83,911)	(54,377)	(23,320)
Proceeds from issuance of subordinated debentures	6,762	-	-
Net proceeds from issuance of preferred stock	3,519	-	-
Exercise of stock options	43	9	63
Dividends paid	(445)	(2,668)	(2,462)
Repurchase of common stock	-	-	(103)
Reinvested dividends	12	35	-
Net cash provided by (used in) financing activities	(43,237)	192,486	188,685
Increase (decrease) in cash and due from banks	(4,543)	(9,929)	9,254
Cash and due from banks:			
Beginning	11,356	21,285	12,031
Ending	$ 6,813	$ 11,356	$ 21,285

See notes to consolidated financial statements

Consolidated Statements of Cash Flows (continued)

Dollars in thousands	For the Year Ended December 31,		
	2009	**2008**	**2007**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	**$ 46,645**	$ 49,347	$ 51,259
Income taxes	**$ 1,395**	$ 4,190	$ 3,472
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other assets acquired in settlement of loans	**$ 35,273**	$ 8,802	$ 2,389

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

We are a financial holding company headquartered in Moorefield, West Virginia. Our primary business is community banking. Our community bank subsidiary, Summit Community Bank ("Summit Community") provides commercial and retail banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of estimates: We must make estimates and assumptions that affect the reported amounts and disclosures in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Summit and its subsidiaries. All significant accounts and transactions among these entities have been eliminated.

Variable interest entities: In accordance with ASC Topic 810, *Consolidation*, business enterprises that represent the primary beneficiary of another entity by retaining a controlling interest in that entity's assets, liabilities and results of operations must consolidate that entity in its financial statements. Prior to the issuance of ASC Topic 810, consolidation generally occurred when an enterprise controlled another entity through voting interests. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. We have determined that the provisions of ASC Topic 810 do not require consolidation of subsidiary trusts which issue guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). The Trust Preferred Securities continue to qualify as Tier 1 capital for regulatory purposes. The banking regulatory agencies have not issued any guidance which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of ASC Topic 810. The adoption of the provisions of ASC Topic 810 has had no material impact on our results of operations, financial condition, or liquidity. See Note 13 of our Notes to Consolidated Financial Statements for a discussion of our subordinated debentures owed to unconsolidated subsidiary trusts.

Presentation of cash flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from federal funds sold, demand deposits, NOW accounts, savings accounts and short-term borrowings are reported on a net basis, since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are reported net. The statements of cash flows are presented on a consolidated basis, including both continuing and discontinued operations.

Advertising: Advertising costs are expensed as incurred.

Trust services: Assets held in an agency or fiduciary capacity are not our assets and are not included in the accompanying consolidated balance sheets. Trust services income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not have a material effect on net income.

Reclassifications: Certain accounts in the consolidated financial statements for 2008 and 2007, as previously presented, have been reclassified to conform to current year classifications.

Significant accounting policies: The following table identifies our other significant accounting policies and the Note and page where a detailed description of each policy can be found.

Fair Value Measurements	Note 4	Page 51
Securities	Note 6	Page 56
Loans	Note 7	Page 61
Allowance for Loan Losses	Note 8	Page 63
Property Held for Sale	Note 9	Page 64
Premises and Equipment	Note 10	Page 64
Intangible Assets	Note 11	Page 65
Securities Sold Under Agreements to Repurchase	Note 13	Page 67
Income Taxes	Note 14	Page 69
Stock Based Compensation	Note 15	Page 71
Earnings Per Share	Note 20	Page 76

NOTE 2. SIGNIFICANT NEW AUTHORITATIVE ACCOUNTING GUIDANCE

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became the officially recognized source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the ASC carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, new authoritative accounting guidance under ASC Topic 320, *Investments - Debt and Equity Securities*, requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to its recovery. This guidance does not change the recognition of other-than-temporary impairment for equity securities. We adopted this guidance effective April 1, 2009, which resulted in a $451,000, pre-tax, reduction in the other-than-temporary impairment charges recorded in earnings for the three month period ended June 30, 2009. The adoption had no effect on any prior periods, as we held no debt securities at the time of its adoption for which an other-than-temporary impairment had been previously recognized. Accordingly, we recorded no cumulative effect adjustment upon adoption. The expanded disclosures related to ASC Topic 320 are included in Note 6. Securities.

New authoritative accounting guidance under ASC Topic 815, *Derivatives and Hedging*, amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. The new authoritative accounting guidance under ASC Topic 815 is effective for fiscal years and interim periods beginning after November 15, 2008 and did not have a material impact on our financial condition or results of operations as it only relates to disclosures.

New authoritative accounting guidance under ASC Topic 820, *Fair Value Measurements and Disclosures*, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. We adopted the new guidance during the quarter ended June 30, 2009, and the adoption did not have a material impact on our financial condition or results of operations.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 was effective for us beginning October 1, 2009 and did not have a significant impact on our financial statements.

New authoritative accounting guidance under ASC Topic 825, *Financial Instruments*, requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. During second quarter 2009, we adopted this guidance, which only relates to disclosures and therefore it did not have an impact on our financial condition or results of operations. The new interim disclosures required under Topic 825 are included in Note 4. Fair Value Measurements.

New authoritative accounting guidance under ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events occurring subsequent to the balance sheet date. We have considered and evaluated all events that occurred subsequent to December 31, 2009 through March 30, 2010 (the date of the filing of this Annual Report) in the preparation of our Consolidated Financial Statements, as of and for the year ended December 31, 2009.

On January 1, 2009, new authoritative accounting guidance under ASC Topic 805, *Business Combinations*, became applicable to our accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, *Contingencies*. Under ASC Topic 805, the requirements of ASC Topic 420, *Exit or Disposal Cost Obligations*, would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450. We will be required to prospectively apply ASC Topic 805 to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. We are currently evaluating this guidance and have not determined the impact it will have on our financial statements.

Accounting Standards Update (ASU) 2010-6 – *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures about Fair Value Measurements*, amends ASC Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis which will be effective for fiscal years beginning after December 15, 2010.

NOTE 3. ACQUISITIONS

Effective July 2, 2007, we acquired Kelly Insurance Agency, Inc. and Kelly Property and Casualty, Inc., two Virginia corporations located in Leesburg, Virginia, which were merged into Summit Insurance Services, LLC, our wholly owned subsidiary. We have deemed this transaction to be an immaterial acquisition.

As announced on December 16, 2008, we mutually agreed to terminate our Agreement and Plan of Reorganization with Greater Atlantic Financial Corp. because one or more conditions to closing could not be met prior to December 31, 2008, the date on which either party could exercise the right to terminate. Pursuant to the Termination Agreement, neither party shall have any liability or further obligation to any other party under the Merger Agreement. In conjunction with this termination, we recognized merger abandonment expense of $682,000 during 2008 as reflected in noninterest expense on the accompanying consolidated statements of income.

NOTE 4. FAIR VALUE MEASUREMENTS

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accordingly, securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, and impaired loans held for investment. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-Sale Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Certain residential mortgage-backed securities issued by nongovernment entities are Level 3, due to the unobservable inputs used in pricing those securities.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, we classify loans subject to nonrecurring fair value adjustments as Level 2.

Loans: We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC Topic 310, impaired loans where an allowance is established based on the fair value of collateral requires classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the impaired loan as nonrecurring Level 2. When a current appraised value is not available and there is no observable market price, we record the impaired loan as nonrecurring Level 3.

When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral to determine if a related specific allowance for loan losses or charge-off is necessary. Current appraisals are ordered once a loan is deemed impaired if the existing appraisal is more than twelve months old, or more frequently if there is known deterioration in value. For recently identified impaired loans, a current appraisal may not be available at the financial statement date. Until the current appraisal is obtained, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the loan's underlying collateral since the date of the original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends. When a new appraisal is received (which generally are received within 3 months of a loan being identified as impaired), management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate. In addition, management also assigns a discount of 7–10% for the estimated costs to sell the collateral. As of December 31, 2009, the total fair value of our collateral dependent impaired loans which had a related specific allowance or charge-off was $8,315,000 less than the related appraised values of the underlying collateral for such loans.

Other Real Estate Owned ("OREO"): OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried on the balance sheet at the lower of the investment in the real estate or its fair value less estimated selling costs. The fair value of OREO is determined on a nonrecurring basis generally utilizing current appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data (Level 2). Updated appraisals of OREO are generally obtained if the existing appraisal is more than 18 months old, or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends (Level 3). Upon foreclosure, any fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest income in the consolidated statements of income.

Derivative Assets and Liabilities: Substantially all derivative instruments held or issued by us for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, we measure fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. We classify derivative instruments held or issued for risk management or customer-initiated activities as Level 2. Examples of Level 2 derivatives are interest rate swaps.

A distribution of asset and liability fair values according to the fair value hierarchy at December 31, 2009 is provided in the tables below.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

Dollars in thousands	**Balance at December 31, 2009**	**Fair Value Measurements Using: Level 1**	**Level 2**	**Level 3**
Available for sale securities	**$ 271,654**	**$ -**	**$ 271,654**	**$ -**

Dollars in thousands	**Balance at December 31, 2008**	**Fair Value Measurements Using: Level 1**	**Level 2**	**Level 3**
Assets:				
Available for sale securities	$ 327,606	$ -	$ 315,895	$ 11,711
Derivatives	16	-	16	-
Liabilities:				
Derivatives	$ 18	$ -	$ 18	$ -

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods ended December 31, 2009 and 2008.

Dollars in thousands	**Available for Sale Securities**
Balance January 1, 2008	$ -
Total realized/unrealized gains (losses):	
Included in earnings	-
Included in other comprehensive income	(25)
Purchases, sales, issuances and settlements, net	7,369
Transfers between categories	4,367
Balance December 31, 2008	$ 11,711
Total realized/unrealized gains (losses):	
Included in earnings	(5,151)
Included in other comprehensive income	4,401
Purchases, sales, issuances and settlements, net	(970)
Transfers between categories	(9,991)
Balance December 31, 2009	**$ -**

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.

Dollars in thousands	Balance at December 31, 2009	Fair Value Measurements Using: Level 1	Level 2	Level 3
Loans held for sale	$ 1	$ -	$ 1	$ -
Impaired loans	74,484	-	52,005	22,479
OREO	40,293	-	38,788	1,505

Dollars in thousands	Balance at December 31, 2008	Fair Value Measurements Using: Level 1	Level 2	Level 3
Loans held for sale	$ 978	$ -	$ 978	$ -
Impaired loans	54,029	-	-	54,029

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral-dependent loans, had a carrying amount of $84,695,000, with a valuation allowance of $10,211,000, resulting in an additional provision for loan losses of $9,101,000 for the year ended December 31, 2009.

ASC Topic 825, *Financial Instruments*, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair value.

Interest bearing deposits with other banks: The fair values of interest bearing deposits with other banks are estimated by discounting scheduled future receipts of principal and interest at the current rates offered on similar instruments with similar remaining maturities.

Federal funds sold: The carrying values of Federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans held for sale: The carrying values of loans held for sale approximate their estimated fair values.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. non-interest bearing checking, NOW, money market and savings accounts) and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Subordinated debentures: The carrying values of subordinated debentures approximate their estimated fair values.

Subordinated debentures owed to unconsolidated subsidiary trusts: The carrying values of subordinated debentures owed to unconsolidated subsidiary trusts approximate their estimated fair values.

Derivative financial instruments: The fair values of the interest rate swaps are valued using cash flow projection models.

Off-balance sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counter parties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of our financial instruments are summarized below:

	At December 31,			
	2009		2008	
Dollars in thousands	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial assets:				
Cash and due from banks	**$ 6,813**	**$ 6,813**	$ 11,356	$ 11,356
Interest bearing deposits, other banks	**34,247**	**34,247**	108	108
Federal funds sold	**-**	**-**	2	2
Securities available for sale	**271,654**	**271,654**	327,606	327,606
Other investments	**24,008**	**24,008**	23,016	23,016
Loans held for sale, net	**1**	**1**	978	978
Loans, net	**1,137,336**	**1,152,837**	1,192,157	1,201,884
Accrued interest receivable	**6,323**	**6,323**	7,217	7,217
Derivative financial assets	**-**	**-**	16	16
	$ 1,480,382	**$ 1,495,883**	$ 1,562,456	$ 1,572,183
Financial liabilities:				
Deposits	**$ 1,017,338**	**$ 1,087,212**	$ 965,850	$ 1,077,942
Short-term borrowings	**49,739**	**49,739**	153,100	153,100
Long-term borrowings	**381,492**	**395,375**	382,748	404,583
Subordinated debentures	**16,800**	**16,800**	10,000	10,000
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	**19,589**	19,589	19,589
Accrued interest payable	**4,146**	**4,146**	4,796	4,796
Derivative financial liabilities	**-**	**-**	18	18
	$ 1,489,104	**$ 1,572,861**	$ 1,536,101	$ 1,670,028

NOTE 5. DISCONTINUED OPERATIONS

During fourth quarter 2006, we decided to either sell or terminate substantially all business activities of Summit Mortgage (a division of Shenandoah Valley National Bank), our residential mortgage loan origination unit. The decision to exit the mortgage banking business was based on this business unit's poor operating results and the continuing uncertainty for performance improvement. Further, we desired to concentrate our resources and capital on our community banking operations, which have a consistent record of exceptional growth and profitability.

Summit Mortgage, which was previously presented as a separate segment, is presented as discontinued operations for all periods presented in these financial statements.

The results of Summit Mortgage are presented as discontinued operations in a separate category on the income statements following the results from continuing operations. The income (loss) from discontinued operations for the year ended December 31, 2007 is presented below.

During fourth quarter 2006, we recognized a charge of $621,000 to write down the fixed assets of Summit Mortgage to fair value.

Statement of Income from Discontinued Operations

Dollars in thousands	2007
Interest income	$ 131
Interest expense	45
Net interest income	86
Provision for loan losses	250
Net interest income after provision for loan losses	(164)
Noninterest income	
Mortgage origination revenue	812
(Loss) on sale of assets	(51)
Total noninterest income	761
Noninterest expense	
Salaries and employee benefits	542
Net occupancy expense	(5)
Equipment expense	38
Professional fees	663
Advertising	98
Exit costs	312
Litigation settlement	9,250
Other	358
Total noninterest expense	11,256
Income (loss) before income tax expense	(10,659)
Income tax expense (benefit)	(3,578)
Income (loss) from discontinued operations	$ (7,081)
Basic earnings per common share from discontinued operations	$ (0.98)
Diluted earnings per common share from discontinued operations	$ (0.97)

We disposed of those assets during 2007. Also, we accrued $1,859,000 for exit costs, which was previously included in Liabilities Related to Discontinued Operations in the consolidated financial statements. The activity related to this charge during 2008 is as follows:

Dollars in thousands	Operating Lease	Vendor Contracts	Severance Payments	Total
Balance, December 31, 2007	**$ 586**	**$ -**	**$ -**	**$ 586**
Less:				
Payments from the accrual	(586)	-	-	**(586)**
Addition to the accrual	-	-	-	-
Reversal of over accrual	-	-	-	-
Balance, December 31, 2008	$ -	$ -	$ -	$ -

NOTE 6. SECURITIES

We classify debt and equity securities as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity – Certain debt securities for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. There are no securities classified as held to maturity in the accompanying financial statements.

Securities available for sale – Securities not classified as "held to maturity" or as "trading" are classified as "available for sale." Securities classified as "available for sale" are those securities that we intend to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes, and reported as a separate component of shareholders' equity.

Trading securities – There are no securities classified as "trading" in the accompanying financial statements.

Impairment assessment: Impairment exists when the fair value of a security is less than its cost. Cost includes adjustments made to the cost basis of a security for accretion, amortization and previous other-than-temporary impairments. We perform a quarterly assessment of the debt and equity securities in our investment portfolio that have an unrealized loss to determine whether the decline in the fair value of these securities below their cost is other-than-temporary. This determination requires significant judgment. Impairment is considered other-than-temporary when it becomes probable that we will be unable to recover the cost of an investment. This assessment takes into consideration factors such as the length of time and the extent to which the market values have been less than cost, the financial condition and near term prospects of the issuer including events specific to the issuer or industry, defaults or deferrals of scheduled interest, principal or dividend payments, external credit ratings and recent downgrades, and our intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value. If a decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value which then becomes the new cost basis. The amount of the write down is included in other-than-temporary impairment of securities in the consolidated statements of income. The new cost basis is not adjusted for subsequent recoveries in fair value, if any.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.

The amortized cost, unrealized gains and losses, and estimated fair values of securities at December 31, 2009 and 2008, are summarized as follows:

	2009			
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value
Available for Sale				
Taxable debt securities				
U. S. Government agencies and corporations	$ 54,850	$ 693	$ 582	$ 54,961
Residential mortgage-backed securities:				
Government-sponsored agencies	95,939	4,189	92	100,036
Nongovernment-sponsored entities	75,546	662	6,411	69,797
State and political subdivisions	3,760	37	5	3,792
Corporate debt securities	350	6	-	356
Total taxable debt securities	230,445	5,587	7,090	228,942
Tax-exempt debt securities				
State and political subdivisions	42,486	570	421	42,635
Total tax-exempt debt securities	42,486	570	421	42,635
Equity securities	77	-	-	77
Total available for sale securities	$ 273,008	$ 6,157	$ 7,511	$ 271,654

Dollars in thousands	2008			
	Amortized	Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Available for Sale				
Taxable debt securities				
U. S. Government agencies				
and corporations	$ 36,934	$ 1,172	$ 3	$ 38,103
Residential mortgage-backed securities:				
Government-sponsored agencies	147,074	4,291	71	151,294
Nongovernment-sponsored entities	95,568	2,335	10,020	87,883
State and political subdivisions	3,760	19	-	3,779
Corporate debt securities	349	5	-	354
Total taxable debt securities	283,685	7,822	10,094	281,413
Tax-exempt debt securities				
State and political subdivisions	46,617	639	1,459	45,797
Total tax-exempt debt securities	46,617	639	1,459	45,797
Equity securities	396	-	-	396
Total available for sale securities	$ 330,698	$ 8,461	$ 11,553	$ 327,606

The proceeds from sales, calls and maturities of securities, including principal payments received on available for sale mortgage-backed obligations and the related gross gains and losses realized are as follows:

Dollars in thousands	**Proceeds from**			**Gross realized**	
Years ended December 31,	**Sales**	**Calls and Maturities**	**Principal Payments**	**Gains**	**Losses**
2009	**$ 45,543**	**$ 21,365**	**$ 73,631**	**$ 1,511**	**$ 14**
2008	$ 1,141	$ 22,944	$ 30,858	$ 6	$ 12
2007	$ 12,099	$ 28,611	$ 28,137	$ -	$ -

Residential mortgage-backed obligations having contractual maturities ranging from 1 to 30 years are reflected in the following maturity distribution schedules based on their anticipated average life to maturity, which ranges from 1 to 18 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.

The maturities, amortized cost and estimated fair values of securities at December 31, 2009, are summarized as follows:

Dollars in thousands	**Amortized Cost**	**Estimated Fair Value**
Due in one year or less	$ 61,915	$ 62,321
Due from one to five years	109,377	109,112
Due from five to ten years	44,107	43,471
Due after ten years	57,532	56,673
Equity securities	77	77
Total	$ 273,008	$ 271,654

At December 31, 2009 and 2008, securities with estimated fair values of $201,769,000 and $170,635,000 respectively, were pledged to secure public deposits, and for other purposes required or permitted by law.

During 2009 and 2008 we recorded other-than-temporary impairment losses on securities as follows:

Dollars in thousands	2009 Residential MBS Nongovernment - Sponsored Entities	2009 Equity Securities	2009 Total	2008 Residential MBS Nongovernment - Sponsored Entities	2008 Equity Securities	2008 Total
Total other-than-temporary impairment losses	$ (5,646)	$ (215)	$ (5,861)	$ -	$ (7,060)	$ (7,060)
Portion of loss recognized in other comprehensive income	495	-	495	-	-	-
Net impairment losses recognized in earnings	$ (5,151)	$ (215)	$ (5,366)	$ -	$ (7,060)	$ (7,060)

Activity related to the credit component recognized on debt securities available for sale for which a portion of other-than-temporary impairment was recognized in other comprehensive income for year ended December 31, 2009 is as follows:

Dollars in thousands	Total
Balance, April 1, 2009	$ -
Additions for the credit component on debt securities in which other-than-temporary impairment was not previously recognized	(5,151)
Securities sold during the period	2,229
Balance, December 31, 2009	$ (2,922)

At December 31, 2009, our debt securities with other-than-temporary impairment in which only the amount of loss related to credit was recognized in earnings consisted solely of residential mortgage-backed securities issued by nongovernment-sponsored entities. We utilize third party vendors to estimate the portion of loss attributable to credit using discounted cash flow models. The vendors estimate cash flows of the underlying loan collateral of each mortgage-backed security using models that incorporate their best estimates of current key assumptions, such as default rates, loss severity and prepayment rates. Assumptions utilized could vary widely from loan to loan, and are influenced by such factors as loan interest rate, geographical location of the borrower, collateral type and borrower characteristic. Specific such assumptions utilized by our vendors in their valuation of our other-than-temporarily impaired residential mortgage-backed securities issued by nongovernment-sponsored entities were as follows at December 31, 2009:

	Weighted Average	Range Minimum	Range Maximum
Constant prepayment rates	5.3%	3.1%	7.5%
Constant default rates	8.6%	7.0%	12.0%
Loss severities	51.5%	51.0%	53.0%

Our vendors performing these valuations also analyze the structure of each mortgage-backed instrument in order to determine how the estimated cash flows of the underlying collateral will be distributed to each security issued from the structure. Expected principal and interest cash flows on the impaired debt securities are discounted predominantly using unobservable discount rates which the vendors assume that market participants would utilize in pricing the specific security. Based on the discounted expected cash flows derived from our vendors' models, we expect to recover the remaining unrealized losses on residential mortgage-backed securities issued by nongovernment sponsored entities.

We held 78 available for sale securities having an unrealized loss at December 31, 2009. Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2009 and 2008. We have the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, we believe that the decline in value is attributable to changes in market interest rates and not credit quality of the issuer and no additional impairment is warranted at this time.

	2009					
	Less than 12 months		12 months or more		Total	
Dollars in thousands	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ 26,607	$ (581)	$ 138	$ (1)	$ 26,745	$ (582)
Residential mortgage-backed securities:						
Government-sponsored agencies	9,612	(91)	68	(1)	9,680	(92)
Nongovernment-sponsored entities	24,500	(1,530)	21,485	(4,637)	45,985	(6,167)
Tax-exempt debt securities						
State and political subdivisions	12,100	(138)	3,748	(288)	15,848	(426)
Total temporarily impaired securities	72,819	(2,340)	25,439	(4,927)	98,258	(7,267)
Other-than-temporarily impaired securities						
Taxable debt securities						
Residential mortgage-backed securities:						
Nongovernment-sponsored entities	-	-	1,670	(244)	1,670	(244)
Total other-than-temporarily impaired securities	-	-	1,670	(244)	1,670	(244)
Total	$ 72,819	$ (2,340)	$ 27,109	$ (5,171)	$ 99,928	$ (7,511)

	2008					
	Less than 12 months		12 months or more		Total	
Dollars in thousands	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ 1,240	$ (3)	$ -	$ -	$ 1,240	$ (3)
Residential mortgage-backed securities:						
Government-sponsored agencies	7,542	(33)	5,327	(38)	12,869	(71)
Nongovernment-sponsored entities	45,940	(6,612)	16,932	(3,408)	62,872	(10,020)
Tax-exempt debt securities						
State and political subdivisions	19,797	(1,004)	2,481	(455)	22,278	(1,459)
Total temporarily impaired securities	$ 74,519	$ (7,652)	$ 24,740	$ (3,901)	$ 99,259	$ (11,553)

The largest component of the unrealized loss at December 31, 2009 was $6.4 million related to residential mortgage-backed securities issued by nongovernment-sponsored entities. We attribute the unrealized loss on these mortgage-backed securities held largely to the current absence of liquidity in the credit markets and not to deterioration in credit quality. We expect to receive all contractual principal and interest payments due on our debt securities and have the ability and intent to hold these investments until their fair value recovers or until maturity. The mortgages in these asset pools have been made to borrowers with strong credit history and significant equity invested in their homes. They are well diversified geographically. Nonetheless, significant further weakening of economic fundamentals coupled with significant increases in unemployment and substantial deterioration in the value of residential properties could extend distress to this borrower population. This could continue to increase default rates and put additional pressure on property values. Should these conditions persist, the value of these securities could decline further and trigger the recognition of additional other-than-temporary impairment charges.

NOTE 7. LOANS

Loans are generally stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses. Interest on loans is accrued daily on the outstanding balances. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.

Generally, loans are placed on nonaccrual status when principal or interest is greater than 90 days past due based upon the loan's contractual terms. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method. Loans may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loans.

Commercial-related loans (which are risk-rated) are charged off to the allowance for loan losses when the loss has been confirmed. This determination includes many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity.

Consumer-related loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), which ever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Loans are summarized as follows:

Dollars in thousands	**2009**	**2008**
Commercial	**$ 122,508**	$ 130,106
Commercial real estate	**465,037**	452,264
Construction and development	**162,080**	215,465
Residential real estate	**372,867**	376,026
Consumer	**28,203**	31,519
Other	**5,652**	6,061
Total loans	**1,156,347**	1,211,441
Less unearned income	**2,011**	2,351
Total loans net of unearned income	**1,154,336**	1,209,090
Less allowance for loan losses	**17,000**	16,933
Loans, net	**$ 1,137,336**	$ 1,192,157

The following presents loan maturities at December 31, 2009:

Dollars in thousands	**Within 1 Year**	**After 1 but within 5 Years**	**After 5 Years**
Commercial	$ 31,885	$ 69,589	$ 21,034
Commercial real estate	52,361	71,077	341,599
Construction and development	129,558	3,309	29,213
Residential real estate	38,830	22,476	311,561
Consumer	3,491	21,230	3,482
Other	334	1,943	3,375
	$ 256,459	$ 189,624	$ 710,264
Loans due after one year with:			
Variable rates		$ 266,641	
Fixed rates		633,247	
		$ 899,888	

Nonaccrual loans: Included in the net balance of loans are nonaccrual loans amounting to $66,741,000 and $46,930,000 at December 31, 2009 and 2008, respectively.

Impaired loans: Impaired loans include the following:

- Loans which we risk-rate (consisting of loan relationships having aggregate balances in excess of $2,000,000, or loans exceeding $500,000 and exhibiting credit weakness) through our normal loan review procedures and which, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement. Risk-rated loans with insignificant delays or insignificant short falls in the amount of payments expected to be collected are not considered to be impaired.
- Loans that have been modified in a troubled debt restructuring.

Both commercial and consumer loans are deemed impaired upon being contractually modified in a troubled debt restructuring. Troubled debt restructurings typically result from our loss mitigation activities and occur when we grant a concession to a borrower who is experiencing financial difficulty in order to minimize our economic loss and to avoid foreclosure or repossession of collateral. Once restructured in a troubled debt restructuring, a loan is generally considered impaired until its maturity, regardless of whether the borrower performs under the modified terms. Although such a loan may be returned to accrual status if the criteria set forth in our accounting policy are met, the loan would continue to be evaluated for an asset-specific allowance for loan losses and we would continue to report the loan in the impaired loan table below.

The table below sets forth information about our impaired loans.

Dollars in thousands	December 31, 2009	December 31, 2008
Impaired loans with an allowance	**$ 39,210**	$ 34,650
Impaired loans without an allowance	**46,123**	19,557
Total impaired loans	**$ 85,333**	$ 54,207
Allowance for loan losses attributed to impaired loans	**$ 10,211**	$ 7,992

Dollars in thousands	Year ended December 31, 2009	2008	2007
Average balance of impaired loans	**$ 75,698**	$ 31,896	$ 5,856
Interest income recognized on impaired loans	**$ 298**	$ 70	$ 191

Included in impaired loans are troubled debt restructurings of $8,297,000 and $178,000 at December 31, 2009 and 2008, respectively.

Concentrations of credit risk: We grant commercial, residential and consumer loans to customers primarily located in the Eastern Panhandle and South Central regions of West Virginia, and the Northern region of Virginia. Although we strive to maintain a diverse loan portfolio, exposure to credit losses can be adversely impacted by downturns in local economic and employment conditions. Major employment within our market area is diverse, but primarily includes government, health care, education, poultry and various professional, financial and related service industries. As of December 31, 2009, we had no concentrations of loans to any single industry in excess of 10% of loans. We evaluate the credit worthiness of each of our customers on a case-by-case basis and the amount of collateral we obtain is based upon this credit evaluation.

Loans to related parties: We have had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). These transactions have been, in our opinion, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following presents the activity with respect to related party loans aggregating $60,000 or more to any one related party (other changes represent additions to and changes in director and executive officer status):

Dollars in thousands	2009	2008
Balance, beginning	**$ 13,401**	$ 14,130
Additions	**974**	3,170
Amounts collected	**(10,299)**	(4,037)
Other changes, net	**-**	138
Balance, ending	**$ 4,076**	$ 13,401

Loan commitments: ASC Topic 815, *Derivatives and Hedging*, requires that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

NOTE 8. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for our estimate of probable credit losses inherent in the loan portfolio. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Loans are charged against the allowance for loan losses when we believe that collectability is unlikely. While we use the best information available to make our evaluation, future adjustments may be necessary if there are significant changes in conditions.

The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows.

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate – owner-occupied, commercial real estate – non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for loan segments (1) and (2) above, the recorded investment of these loans within each pool are aggregated according to their internal risk ratings, and an allocation ranging from 5% to 200% of the respective pool's average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in loans by internal risk category, such lower-rated loan relationships receive higher allocations of reserves; for loan segment (3) above, an allocation equaling 100% of the respective pool's average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the smaller-balance homogenous pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans,

(4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

An analysis of the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 is as follows:

Dollars in thousands	2009	2008	2007
Balance, beginning of year	**$ 16,933**	$ 9,192	$ 7,511
Losses:			
Commercial	**479**	198	50
Commercial real estate	**469**	1,131	154
Construction and development	**16,946**	4,529	80
Real estate - mortgage	**3,921**	1,608	618
Consumer	**214**	375	216
Other	**231**	203	160
Total	**22,260**	8,044	1,278
Recoveries:			
Commercial	**129**	4	2
Commercial real estate	**23**	17	14
Construction and development	**1,615**	-	20
Real estate - mortgage	**29**	64	15
Consumer	**90**	72	57
Other	**116**	128	104
Total	**2,002**	285	212
Net losses	**20,258**	7,759	1,066
Provision for loan losses	**20,325**	15,500	2,055
Reclassification of reserves related to loans previously reflected in discontinued operations	**-**	-	692
Balance, end of year	**$ 17,000**	$ 16,933	$ 9,192

For the years ended December 31, 2009, 2008, and 2007, we recognized approximately $104,000, $62,000, and $191,000, in interest income on impaired loans after the date that the loans were deemed to be impaired. Using a cash-basis method of accounting, we would have recognized approximately the same amount of interest income on such loans.

NOTE 9. PROPERTY HELD FOR SALE

Property held for sale consists of premises qualifying as held for sale under ASC Topic 360 *Property, Plant, and Equipment*, and of real estate acquired through foreclosure on loans secured by such real estate. Qualifying premises are transferred to property held for sale at the lower of carrying value or estimated fair value less anticipated selling costs. Foreclosed property is recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of foreclosure, with any difference between the fair value of foreclosed property and the carrying value of the related loan charged to the allowance for loan losses. We perform periodic valuations of property held for sale subsequent to transfer. Gains or losses not previously recognized resulting from the sale of property held for sale is recognized on the date of sale. Changes in value subsequent to transfer are recorded in noninterest income. Depreciation is not recorded on property held for sale. Expenses incurred in connection with operating foreclosed properties are charged to noninterest expense.

Property held for sale, consisting of foreclosed properties, was $40,293,000 and $8,110,000 at December 31, 2009 and December 31, 2008, respectively.

NOTE 10. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for premises and equipment over the estimated useful lives of the assets. The estimated useful lives employed are on average 30 years for premises and 3 to 10 years for furniture and equipment. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment, including construction period interest costs, are capitalized. No interest was capitalized during 2009, 2008, or 2007.

The major categories of premises and equipment and accumulated depreciation at December 31, 2009 and 2008 are summarized as follows:

Dollars in thousands	**2009**	**2008**
Land	$ **6,308**	$ 6,067
Buildings and improvements	**19,937**	17,342
Furniture and equipment	**13,107**	12,682
	39,352	36,091
Less accumulated depreciation	**15,118**	13,657
Total premises and equipment	$ **24,234**	$ 22,434

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 approximated $1,600,000, $1,599,000, and $1,520,000, respectively.

NOTE 11. INTANGIBLE ASSETS

Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing.

In accordance with ASC Topic 350 *Intangibles – Goodwill and Other*, goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. During the third quarter, we completed the required annual impairment test for 2009 and determined that no impairment write-offs were necessary.

In addition, at December 31, 2009 and December 31, 2008, we had $655,000 and $806,000, respectively, in unamortized acquired intangible assets consisting entirely of unidentifiable intangible assets recorded in accordance with ASC Topic 805, *Business Combinations*, and $2,500,000 and $2,700,000 in unamortized identifiable customer intangible assets at December 31, 2009 and 2008, respectively.

Dollars in thousands	**Goodwill Activity**
Balance, January 1, 2009	$ **6,198**
Acquired goodwill, net	**-**
Balance, December 31, 2009	$ **6,198**

	Other Intangible Assets	
	December 31,	
Dollars in thousands	**2009**	2008
Unidentifiable intangible assets		
Gross carrying amount	$ **2,267**	$ 2,267
Less: accumulated amortization	**1,612**	1,461
Net carrying amount	$ **655**	$ 806
Identifiable customer intangible assets		
Gross carrying amount	$ **3,000**	$ 3,000
Less: accumulated amortization	**500**	300
Net carrying amount	$ **2,500**	$ 2,700

We recorded amortization expense of $351,000 for the year ended December 31, 2009 relative to our other intangible assets. Annual amortization is expected to be approximately $351,000 for each of the years ending 2010 through 2014. The remaining amortization period is 12.5 years.

NOTE 12. DEPOSITS

The following is a summary of interest bearing deposits by type as of December 31, 2009 and 2008:

Dollars in thousands		**2009**		2008
Demand deposits, interest bearing	**$**	**148,587**	$	156,990
Savings deposits		**188,419**		61,689
Retail time deposits		**364,399**		380,774
Wholesale deposits		**241,814**		296,589
Total	**$**	**943,219**	$	896,042

Time certificates of deposit and Individual Retirement Account's (IRAs) in denominations of $100,000 or more totaled $402,226,259 and $400,270,800 at December 31, 2009 and 2008, respectively.

Included in certificates of deposits are brokered certificates of deposit, which totaled $241,813,884 and $296,589,341 at December 31, 2009 and 2008, respectively. Brokered deposits represent certificates of deposit acquired through a third party. The following is a summary of the maturity distribution of certificates of deposit and IRAs in denominations of $100,000 or more as of December 31, 2009:

Dollars in thousands		**Amount**	**Percent**
Three months or less	$	52,318	13.0%
Three through six months		41,352	10.3%
Six through twelve months		85,330	21.2%
Over twelve months		223,226	55.5%
Total	$	402,226	100.0%

A summary of the scheduled maturities for all time deposits as of December 31, 2009, follows:

Dollars in thousands		**Amount**
2010	$	300,930
2011		157,428
2012		68,524
2013		48,625
2014		29,881
Thereafter		825
Total	$	606,213

At December 31, 2009 and 2008, our deposits of related parties including directors, executive officers, and their related interests approximated $11,263,000 and $13,472,000, respectively.

NOTE 13. BORROWED FUNDS

Our subsidiary bank is a member of the Federal Home Loan Bank ("FHLB"). Membership in the FHLB makes available short-term and long-term advances under collateralized borrowing arrangements with each subsidiary bank. All FHLB advances are collateralized primarily by similar amounts of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U. S. Government agencies and corporations. We had $102 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2009, which is primarily secured by commercial and industrial loans and consumer loans.

At December 31, 2009, our subsidiary banks had combined additional borrowings availability of $219,436,000 from the FHLB. Short-term FHLB advances are granted for terms of 1 to 365 days and bear interest at a fixed or variable rate set at the time of the funding request.

Short-term borrowings: At December 31, 2009, we had $101,784,000 borrowing availability through credit lines and Federal funds purchased agreements. A summary of short-term borrowings is presented below.

	2009		
Dollars in thousands	**Short-term FHLB Advances**	**Short-term Repurchase Agreements**	**Federal Funds Purchased and Lines of Credit**
Balance at December 31	**$ 45,000**	**$ 1,123**	**$ 3,616**
Average balance outstanding for the year	**92,326**	**1,079**	**6,092**
Maximum balance outstanding at any month end	**184,825**	**2,433**	**9,663**
Weighted average interest rate for the year	**0.50%**	**0.38%**	**1.83%**
Weighted average interest rate for balances outstanding at December 31	**0.32%**	**0.49%**	**3.01%**

	2008		
Dollars in thousands	**Short-term FHLB Advances**	**Short-term Repurchase Agreements**	**Federal Funds Purchased and Lines of Credit**
Balance at December 31	$ 142,346	$ 1,613	$ 9,141
Average balance outstanding for the year	106,308	3,208	2,867
Maximum balance outstanding at any month end	146,821	11,458	9,141
Weighted average interest rate for the year	2.13%	1.74%	2.37%
Weighted average interest rate for balances outstanding at December 31	0.57%	0.48%	0.85%

Federal funds purchased and repurchase agreements mature the next business day. The securities underlying the repurchase agreements are under our control and secure the total outstanding daily balances. We generally account for securities sold under agreements to repurchase as collateralized financing transactions and record them at the amounts at which the securities were sold, plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral provided is continually monitored and additional collateral is provided as needed.

Long-term borrowings: Our long-term borrowings of $398,292,590 and $392,747,685 as of December 31, 2009 and 2008, respectively, consisted primarily of advances from the FHLB and structured reverse repurchase agreements with two unaffiliated institutions.

	Balance at December 31,	
Dollars in thousands	**2009**	**2008**
Long-term FHLB advances	**$ 258,855**	$ 260,111
Long-term reverse repurchase agreements	**110,000**	110,000
Subordinated debentures	**16,800**	10,000
Term loan	**12,637**	12,637
Total	**$ 398,292**	$ 392,748

The term loan represents a long-term borrowing with an unaffiliated banking institution which is secured by the common stock of our subsidiary bank, bears a variable interest rate of prime minus 50 basis points, and matures in 2017.

Long-term borrowings bear both fixed and variable interest rates and mature in varying amounts through the year 2019. The average interest rate paid on long-term borrowings during 2009 and 2008 approximated 4.81% and 4.62%, respectively.

Subordinated debentures: We have subordinated debt which qualifies as Tier 2 regulatory capital totaling $16.8 million at December 31, 2009 and $10 million at December 31, 2008. During 2009, we issued $6.8 million in subordinated debt, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10 million of subordinated debt to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and one half years.

Subordinated debentures owed to unconsolidated subsidiary trusts: We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures totaled $19,589,000 at December 31, 2009 and 2008.

In October 2002, we sponsored SFG Capital Trust I, in March 2004, we sponsored SFG Capital Trust II, and in December 2005, we sponsored SFG Capital Trust III, of which 100% of the common equity of each trust is owned by us. SFG Capital Trust I issued $3,500,000 in capital securities and $109,000 in common securities and invested the proceeds in $3,609,000 of debentures. SFG Capital Trust II issued $7,500,000 in capital securities and $232,000 in common securities and invested the proceeds in $7,732,000 of debentures. SFG Capital Trust III issued $8,000,000 in capital securities and $248,000 in common securities and invested the proceeds in $8,248,000 of debentures. Distributions on the capital securities issued by the trusts are payable quarterly at a variable interest rate equal to 3 month LIBOR plus 345 basis points for SFG Capital Trust I, 3 month LIBOR plus 280 basis points for SFG Capital Trust II, and 3 month LIBOR plus 145 basis points for SFG Capital Trust III, and equals the interest rate earned on the debentures held by the trusts, and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of SFG Capital Trust I and SFG Capital Trust II are redeemable by us quarterly, and the debentures of SFG Capital Trust III are first redeemable by us in March 2011.

The capital securities held by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:

Dollars in thousands		**Amount**
2010	$	76,481
2011		33,589
2012		64,915
2013		40,080
2014		81,610
Thereafter		121,206
Total	$	417,881

NOTE 14. INCOME TAXES

The consolidated provision for income taxes includes Federal and state income taxes and is based on pretax net income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 *Income Taxes* clarifies the accounting and disclosure for uncertain tax positions, as defined. ASC Topic 740 requires that a tax position meet a "probable recognition threshold" for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of a current or deferred tax asset or receivable, or recording a current or deferred tax liability. ASC Topic 740 also provides guidance on measurement, derecognition of tax benefits, classification, interim period accounting disclosure, and transition requirements in accounting for uncertain tax positions.

The components of applicable income tax expense (benefit) for continuing operations for the years ended December 31, 2009, 2008 and 2007, are as follows:

Dollars in thousands	2009	2008	2007
Current			
Federal	$ **(3,415)**	$ 5,110	$ 5,652
State	**(22)**	344	437
	(3,437)	5,454	6,089
Deferred			
Federal	**1,518**	(5,268)	(272)
State	**(246)**	(477)	(83)
	1,272	(5,745)	(355)
Total	$ **(2,165)**	$ (291)	$ 5,734

Reconciliation between the amount of reported continuing operations income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income from continuing operations for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007	
Dollars in thousands	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable applicable statutory rate	$ **(980)**	**34**	$ 683	34	$ 6,552	34
Increase (decrease) in taxes resulting from:						
Tax-exempt interest and dividends, net	**(856)**	**30**	(846)	(42)	(819)	(4)
State income taxes, net of Federal income tax benefit	**(177)**	**6**	(88)	(4)	288	2
Other, net	**(152)**	**5**	(40)	(2)	(287)	(2)
Applicable income taxes of continuing operations	$ **(2,165)**	**75**	$ (291)	(14)	$ 5,734	30

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized. Our WV net operating loss carryforward expires in 2028.

The tax effects of temporary differences, which give rise to our deferred tax assets and liabilities as of December 31, 2009 and 2008, are as follows:

Dollars in thousands	2009	2008
Deferred tax assets		
Allowance for loan losses	**$ 6,290**	$ 6,265
Deferred compensation	**1,166**	1,067
Other deferred costs and accrued expenses	**744**	869
WV net operating loss carryforward	**373**	-
Nonaccrual loan interest	**353**	-
Net unrealized loss on securities and other financial instruments	**1,931**	4,781
	10,857	12,982
Deferred tax liabilities		
Depreciation	**204**	265
Accretion on tax-exempt securities	**21**	87
Purchase accounting adjustments and goodwill	**1,121**	1,185
	1,346	1,537
Net deferred tax assets	**$ 9,511**	$ 11,445

In accordance with ASC Topic 740, we concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements. The evaluation was performed for the tax years ended 2006, 2007, 2008, and 2009, the tax years which remain subject to examination by major tax jurisdictions.

We may from time to time be assessed interest or penalties associated with tax liabilities by major tax jurisdictions, although any such assessments are estimated to be minimal and immaterial. To the extent we have received an assessment for interest and/or penalties, it has been classified in the consolidated statements of income as a component of other noninterest expense.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2008. The West Virginia State Tax Department concluded their examination of our 2003, 2004, and 2005 state tax returns during 2007 with no adjustments. Tax years 2006, 2007, and 2008 remain subject to West Virginia State examination.

NOTE 15. EMPLOYEE BENEFITS

Retirement Plans: We have defined contribution profit-sharing plans with 401(k) provisions covering substantially all employees. Contributions to the plans are at the discretion of the Board of Directors. Contributions made to the plans and charged to expense were $317,000, $498,000, and $450,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

Employee Stock Ownership Plan: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

The expense recognized by us is based on cash contributed or committed to be contributed by us to the ESOP during the year. There were no contributions to the ESOP for 2009. Contributions to the ESOP for the years ended December 31, 2008 and 2007 were $384,000 and $367,000, respectively. Dividends paid by us to the ESOP are reported as a reduction to retained earnings. The ESOP owned 279,702 shares of our common stock at December 31, 2009 and 2008, all of which were purchased at the prevailing market price and are considered outstanding for earnings per share computations. The trustees of the Retirement Plans and ESOP are also members of our Board of Directors.

Supplemental Executive Retirement Plan: In May 1999, Summit Community Bank entered into a non-qualified Supplemental Executive Retirement Plan ("SERP") with certain senior officers, which provides participating officers with an income benefit payable at retirement age or death. During 2000, Shenandoah Valley National Bank adopted a similar plan and during 2002, Summit Financial Group, Inc. adopted a similar plan. The liabilities accrued for the SERP's at December 31, 2009 and 2008 were $2,192,850 and $1,853,880, respectively, which are included in other liabilities. In addition, we purchased certain life insurance contracts to fund the liabilities arising under these plans. At December 31, 2009 and 2008, the cash surrender value of these insurance contracts was $12,604,000 and $10,023,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Stock Option Plan: The 2009 Officer Stock Option Plan was adopted by our shareholders in May 2009 and provides for the granting of stock options for up to 350,000 shares of common stock to our key officers. Each option granted under the Plan vests according to a schedule designated at the grant date and has a term of no more than 10 years following the vesting date. Also, the option price per share was not to be less than the fair market value of our common stock on the date of grant. The 2009 Officer Stock Option Plan, which expires in May 2019, replaces the 1998 Officer Stock Option Plan (collectively the "Plans") that expired in May 2008.

The fair value of our employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options at the time of grant. There were no option grants during 2009 or 2008.

We recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited. All compensation cost related to nonvested awards was previously recognized prior to January 1, 2009. During 2008, we recognized $12,000 of compensation expense for share-based payment arrangements in our income statement, with a deferred tax asset of $4,000.

A summary of activity in our Officer Stock Option Plan during 2007, 2008 and 2009 is as follows:

	Options	Weighted-Average Exercise Price
Outstanding, December 31, 2006	349,080	$ 17.83
Granted	500	18.26
Exercised	(12,000)	5.26
Forfeited	-	-
Outstanding, December 31, 2007	337,580	$ 18.28
Granted	-	-
Exercised	(1,850)	4.81
Forfeited	-	-
Outstanding, December 31, 2008	335,730	$ 18.36
Granted	-	
Exercised	(8,000)	5.36
Forfeited	(16,950)	22.46
Expired	(1,600)	5.21
Outstanding, December 31, 2009	309,180	$ 18.54
Exercisable Options:		
December 31, 2009	308,880	$ 18.54
December 31, 2008	335,330	$ 18.36
December 31, 2007	326,680	$ 18.30

Other information regarding options outstanding and exercisable at December 31, 2009 is as follows:

	Options Outstanding				Options Exercisable		
Range of exercise price	# of shares	WAEP	Wted. Avg. Remaining Contractual Life (yrs)	Aggregate Intrinsic Value (in thousands)	# of shares	WAEP	Aggregate Intrinsic Value (in thousands)
$4.63 - $6.00	59,150	$ 5.37	3.28	$ -	59,150	$ 5.37	$ -
6.01 - 10.00	30,680	9.49	6.01	-	30,680	9.49	-
10.01 - 17.50	2,300	17.43	4.17	-	2,300	17.43	-
17.51 - 20.00	51,300	17.79	7.00	-	51,000	17.79	-
20.01 - 25.93	165,750	25.15	5.78	-	165,750	25.15	-
	309,180	$ 18.54		$ -	308,880	$ 18.54	$ -

NOTE 16. COMMITMENTS AND CONTINGENCIES

Lending related financial instruments with off-balance sheet risk: We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.

Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:

	December 31,	
Dollars in thousands	**2009**	**2008**
Commitments to extend credit:		
Revolving home equity and credit card lines	**$ 44,923**	$ 45,097
Construction loans	**25,628**	65,271
Other loans	**41,462**	42,191
Standby letters of credit	**5,572**	10,584
Total	**$ 117,585**	$ 163,143

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Operating leases: We occupy certain facilities under long-term operating leases for both continuing operations and discontinued operations. The aggregate minimum annual rental commitments under those leases total approximately $156,000 in 2010, $59,000 in 2011, $60,000 in 2012 and $30,000 in 2013. Total net rent expense included in the accompanying consolidated financial statements in continuing operations was $564,000 in 2009, $460,000 in 2008, and $403,000 in 2007.

Litigation: We are involved in various legal actions arising in the ordinary course of business. To date, no matters have been specifically identified to management which would have a significant adverse effect on the consolidated financial statements.

Employment Agreements: We have various employment agreements with our chief executive officer and certain other executive officers. These agreements contain change in control provisions that would entitle the officers to receive compensation in the event there is a change in control in the Company (as defined) and a termination of their employment without cause (as defined).

NOTE 17. PREFERRED STOCK

On September 30, 2009, we sold in a private placement 3,710 shares, or $3.7 million, of a new series of 8% Non-Cumulative Convertible Preferred Stock, Series 2009, $1.00 par value, with a liquidation preference of $1,000 per share (the "Preferred Stock"), based on the private placement exemption under Section 4(2) of the Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D. The Preferred Stock will qualify as Tier 1 capital for regulatory capital purposes.

The terms of the Preferred Stock provide that the Preferred Stock may be converted into common stock under three different scenarios. First, the Preferred Stock may be converted at the holder's option, on any dividend payment date, at the option of the holder, into shares of common stock based on a conversion rate determined by dividing $1,000 by $5.50, plus cash in lieu of fractional shares and subject to anti-dilution adjustments. Second, after three years, on or after June 1, 2012, Summit may, at its option, on any dividend payment date, convert some or all of the Preferred Stock into shares of Summit's common stock at the then applicable conversion rate. Summit may exercise this conversion right if, for 20 trading days within any period of 30 consecutive trading dates during the six months immediately preceding the conversion, the closing price of the common stock exceeds 135% of $5.50. Third, after ten years, on June 1, 2019, all of the Preferred Stock will be converted at the then applicable conversion price. Adjustments to the conversion price will be made in the event of a stock dividend, stock split, reclassification, reorganization, merger or other similar transaction.

The Preferred Stock will pay noncumulative dividends, if and when declared by the Board of Directors, at a rate of 8.0% per annum. Dividends declared will be payable quarterly in arrears on the 1st day of March, June, September and December of each year.

NOTE 18. REGULATORY MATTERS

The primary source of funds for our dividends paid to our shareholders is dividends received from our subsidiaries. Dividends paid by the subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. During 2010, our subsidiary bank has $10,491,000 plus net income for the interim periods through the date of declaration, available for dividends for distribution to us. However, the bank is presently restricted from paying any cash dividends unless it has provided 30 days prior notice to its regulatory authorities, and its regulatory authorities did not object.

We and our subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and each of our subsidiaries must meet specific capital guidelines that involve quantitative measures of our and our subsidiaries' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our and each of our subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet these minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that could have a material impact on our financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require us and each of our subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2009, that we and each of our subsidiaries met all capital adequacy requirements to which we were subject.

The most recent notifications from the banking regulatory agencies categorized us and each of our subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and each of our subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.

Our subsidiary bank is required to maintain reserve balances with the Federal Reserve Bank. The required reserve balance was $50,000 at December 31, 2009.

Summit's and its subsidiary bank, Summit Community Bank's ("SCB") actual capital amounts and ratios are also presented in the following table (dollar amounts in thousands).

Dollars in thousands	Actual		Minimum Required Regulatory Capital		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009						
Total Capital (to risk-weighted assets)						
Summit	**$ 133,931**	**11.3%**	**$ 95,186**	**8.0%**	**$ 118,983**	**10.0%**
Summit Community	**134,874**	**11.4%**	**94,666**	**8.0%**	**118,332**	**10.0%**
Tier 1 Capital (to risk-weighted assets)						
Summit	**102,232**	**8.6%**	**47,593**	**4.0%**	**71,390**	**6.0%**
Summit Community	**120,055**	**10.1%**	**47,333**	**4.0%**	**70,999**	**6.0%**
Tier 1 Capital (to average assets)						
Summit	**102,232**	**6.5%**	**47,463**	**3.0%**	**79,106**	**5.0%**
Summit Community	**120,055**	**7.6%**	**47,257**	**3.0%**	**78,762**	**5.0%**
As of December 31, 2008						
Total Capital (to risk-weighted assets)						
Summit	$ 125,091	10.0%	$99,694	8.0%	$124,618	10.0%
Summit Community	129,369	10.4%	99,225	8.0%	124,031	10.0%
Tier 1 Capital (to risk-weighted assets)						
Summit	99,497	8.0%	49,847	4.0%	74,771	6.0%
Summit Community	113,841	9.2%	49,612	4.0%	74,418	6.0%
Tier 1 Capital (to average assets)						
Summit	99,497	6.3%	47,707	3.0%	79,512	5.0%
Summit Community	113,841	7.2%	47,143	3.0%	78,571	5.0%

Summit Financial Group, Inc. ("Summit") and its bank subsidiary, Summit Community Bank, Inc. (the "Bank"), have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU's, Summit's management team has agreed to:

- The Bank achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 11%;
- The Bank providing 30 days prior notice of any declaration of intent to pay cash dividends to provide the Bank's regulatory authorities an opportunity to object;
- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

NOTE 19. SEGMENT INFORMATION

We operate two business segments: community banking and an insurance agency. These segments are primarily identified by the products or services offered. The community banking segment consists of our full service banks which offer customers traditional banking products and services through various delivery channels. The insurance agency segment consists of three insurance agency offices that sell insurance products. The accounting policies discussed throughout the notes to the consolidated financial statements apply to each of our business segments.

Intersegment revenue and expense consists of management fees allocated to the bank and Summit Insurance Services, LLC for all centralized functions that are performed at the parent location including data processing, bookkeeping, accounting, treasury management, loan administration, loan review, compliance, risk management and internal auditing. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. Information for each of our segments is included below:

	December 31, 2009				
Dollars in thousands	**Community Banking**	**Insurance Services**	**Parent**	**Eliminations**	**Total**
Net interest income	$ 45,433	$ -	$ (1,891)	$ -	$ 43,542
Provision for loan losses	20,325	-	-	-	20,325
Net interest income after provision for loan losses	25,108	-	(1,891)	-	23,217
Other income	1,029	4,938	6,409	(6,576)	5,800
Other expenses	26,994	4,530	6,950	(6,576)	31,898
Income (loss) before income taxes	(857)	408	(2,432)	-	(2,881)
Income tax expense (benefit)	(1,420)	160	(905)	-	(2,165)
Net income (loss)	563	248	(1,527)	-	(716)
Dividends on preferred shares	-	-	74	-	74
Net income (loss) applicable to common shares	$ 563	$ 248	$ (1,601)	$ -	$ (790)
Intersegment revenue (expense)	$ (6,462)	$ (114)	$ 6,576	$ -	$ -
Average assets	$ 1,592,969	$ 7,323	$ 138,003	$ (141,493)	$ 1,596,802

	December 31, 2008				
Dollars in thousands	**Community Banking**	**Insurance Services**	**Parent**	**Eliminations**	**Total**
Net interest income	$ 46,181	$ -	$ (2,106)	$ -	$ 44,075
Provision for loan losses	15,500	-	-	-	15,500
Net interest income after provision for loan losses	30,681	-	(2,106)	-	28,575
Other income	(1,480)	5,030	6,283	(6,965)	2,868
Other expenses	24,201	4,488	7,710	(6,965)	29,434
Income (loss) before income taxes	5,000	542	(3,533)	-	2,009
Income tax expense (benefit)	881	212	(1,384)	-	(291)
Net income (loss)	$ 4,119	$ 330	$ (2,149)	$ -	$ 2,300
Intersegment revenue (expense)	$ (6,851)	$ (114)	$ 6,965	$ -	$ -
Average assets	$ 1,497,159	$ 7,509	$ 128,658	$ (115,274)	$ 1,518,052

Dollars in thousands	December 31, 2007				
	Community Banking	Insurance Services	Parent	Eliminations	Total
Net interest income	$ 41,106	$ -	$ (2,039)	$ -	$ 39,067
Provision for loan losses	2,055	-	-	-	2,055
Net interest income after provision for loan losses	39,051	-	(2,039)	-	37,012
Other income	4,587	2,759	6,452	(6,441)	7,357
Other expenses	21,980	2,595	6,964	(6,441)	25,098
Income (loss) before income taxes	21,658	164	(2,551)	-	19,271
Income tax expense (benefit)	6,789	63	(1,118)	-	5,734
Income (loss) from continuing operations	14,869	101	(1,433)	-	13,537
Income(loss) from discontinued operations	(10,659)	-	-	-	(10,659)
Income tax expense (benefit)	(3,578)	-	-	-	(3,578)
Net income (loss)	$ 7,788	$ 101	$ (1,433)	$ -	$ 6,456
Intersegment revenue (expense)	$ (6,348)	$ (93)	$ 6,441	$ -	$ -
Average assets	$ 1,287,854	$ 3,659	$ 114,852	$ (107,323)	$ 1,299,042

NOTE 20. EARNINGS PER SHARE

The computations of basic and diluted earnings per share ("EPS") from continuing operations follow:

Dollars in thousands, except per share amounts	For the Year Ended December 31,								
	2009			2008			2007		
	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share
Income from continuing operations	$ (716)			$ 2,300			$13,537		
Less preferred stock dividends	(74)			-			-		
Basic EPS – continuing operations	**$ (790)**	**7,421,596**	**$ (0.11)**	$ 2,300	7,411,715	$ 0.31	$ 13,537	7,244,011	$ 1.87
Effect of dilutive securities:									
Stock options	-	**10,076**		-	35,276		-	59,380	
Convertible preferred stock	-	-		-	-		-	-	
Diluted EPS – continuing operations	**$ (790)**	**7,431,672**	**$ (0.11)**	$ 2,300	7,446,991	$ 0.31	$ 13,537	7,303,391	$ 1.85

Stock option grants and the conversion of convertible preferred stock are disregarded in this computation if they are determined to be anti-dilutive. Our anti-dilutive stock options at December 31, 2009, 2008, and 2007 totaled 250,030 shares, 234,300 shares, and 178,500 shares, respectively. Our anti-dilutive convertible preferred shares totaled 674,545 shares at December 31, 2009.

NOTE 21. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Our investment in our wholly-owned subsidiaries is presented on the equity method of accounting. Information relative to our balance sheets at December 31, 2009 and 2008, and the related statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007, are presented as follows:

Balance Sheets

Dollars in thousands	December 31, 2009	2008
Assets		
Cash and due from banks	$ **7,164**	$ 3,496
Investment in subsidiaries, eliminated in consolidation	**128,263**	121,874
Securities available for sale	**114**	292
Premises and equipment	**5,695**	6,243
Accrued interest receivable	**19**	4
Other assets	**1,953**	720
Total assets	$ **143,208**	$ 132,629
Liabilities and Shareholders' Equity		
Short-term borrowings	$ **2,666**	$ 2,199
Long-term borrowings	**12,637**	12,637
Subordinated debentures	**16,800**	10,000
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	19,589
Other liabilities	**856**	960
Total liabilities	**52,548**	45,385
Preferred stock and related surplus, $1.00 par value, authorized 250,000 shares; 3,710 shares issued 2009	**3,519**	-
Common stock and related surplus, $2.50 par value, authorized 20,000,000 shares; issued 2009 - 7,425,472 shares; 2008 - 7,415,310 shares	**24,508**	24,453
Retained earnings	**63,474**	64,709
Accumulated other comprehensive income	**(841)**	(1,918)
Total shareholders' equity	**90,660**	87,244
Total liabilities and shareholders' equity	$ **143,208**	$ 132,629

Statements of Income

Dollars in thousands	For the Year Ended December 31, 2009	2008	2007
Income			
Dividends from bank subsidiaries	$ **1,000**	$ 2,000	$ 3,600
Other dividends and interest income	**25**	40	51
Gain on sale of assets	**-**	-	11
Other-than-temporary impairment of securities	**(215)**	(693)	-
Management and service fees from bank subsidiaries	**6,624**	6,976	6,441
Total income	**7,434**	8,323	10,103
Expense			
Interest expense	**1,916**	2,146	2,091
Operating expenses	**6,950**	7,710	6,964
Total expenses	**8,866**	9,856	9,055
Income (loss) before income taxes and equity in undistributed income of bank subsidiaries	**(1,432)**	(1,533)	1,048
Income tax (benefit)	**(905)**	(1,384)	(1,118)
Income (loss) before equity in undistributed income of bank subsidiaries	**(527)**	(149)	2,166
Equity in (distributed) undistributed income of bank subsidiaries	**(189)**	2,449	4,290
Net income (loss)	**(716)**	2,300	6,456
Dividends on preferred shares	**74**	-	-
Net income (loss) applicable to common shares	$ **(790)**	$ 2,300	$ 6,456

Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (716)**	$ 2,300	$ 6,456
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in (undistributed) distributed net income of bank subsidiaries	**189**	(2,449)	(4,290)
Deferred tax expense (benefit)	**(146)**	(242)	(120)
Depreciation	**612**	654	588
Writedown of equity investment	**215**	-	-
Writedown of GAFC stock	**-**	693	-
(Gain) on disposal of premises and equipment	**-**	-	(11)
Tax benefit of exercise of stock options	**-**	6	46
Stock compensation expense	**-**	12	32
(Increase) decrease in other assets	**(1,065)**	2,337	(129)
Increase (decrease) in other liabilities	**(178)**	114	(342)
Net cash provided by (used in) operating activities	**(1,089)**	3,425	2,230
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in subsidiaries	**(5,500)**	(10,500)	(4,000)
Purchase of available for sale securities	**(37)**	(142)	(693)
Proceeds from sales of premises and equipment	**-**	-	15
Purchases of premises and equipment	**(64)**	(463)	(551)
Purchase of life insurance contracts	**-**	-	-
Net cash (used in) investing activities	**(5,601)**	(11,105)	(5,229)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to shareholders	**(445)**	(2,668)	(2,462)
Exercise of stock options	**43**	9	63
Repurchase of common stock	**-**	-	(103)
Reinvested dividends	**12**	35	-
Net increase (decrease) in short-term borrowings	**467**	(318)	1,585
Proceeds from long-term borrowings	**-**	3,782	6,000
Repayment of long-term borrowings	**-**	(2,000)	-
Proceeds from issuance of subordinated debentures	**6,762**	10,000	-
Net proceeds from issuance of preferred stock	**3,519**	-	-
Net cash provided by financing activities	**10,358**	8,840	5,083
Increase (decrease) in cash	**3,668**	1,160	2,084
Cash:			
Beginning	**3,496**	2,336	252
Ending	**$ 7,164**	$ 3,496	$ 2,336
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	**$ 1,936**	$ 2,088	$ 2,088

NOTE 22. QUARTERLY FINANCIAL DATA (Unaudited)

A summary of our unaudited selected quarterly financial data is as follows:

	2009			
Dollars in thousands, except per share amounts	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	$ 22,991	$ 22,761	$ 22,417	$ 21,367
Net interest income	11,336	11,107	10,896	10,203
Net income (loss)	1,765	(3,450)	1,403	(434)
Net income (loss) applicable to common shares	1,765	(3,450)	1,403	(508)
Basic earnings per share	$ 0.24	$ (0.47)	$ 0.19	$ (0.07)
Diluted earnings per share	$ 0.24	$ (0.46)	$ 0.19	$ (0.07)

	2008			
Dollars in thousands, except per share amounts	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	$ 23,859	$ 23,340	$ 22,637	$ 23,649
Net interest income	10,939	11,375	10,384	11,378
Net income (loss)	3,824	2,594	(7,674)	3,557
Net income (loss) applicable to common shares	3,824	2,594	(7,674)	3,557
Basic earnings per share	$ 0.52	$ 0.35	$ (1.04)	$ 0.48
Diluted earnings per share	$ 0.51	$ 0.35	$ (1.03)	$ 0.48

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted as of December 31, 2009, an evaluation of the effectiveness of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2009 were effective.

Management's Report on Internal Control Over Financial Reporting: Information required by this item is set forth on page 41.

Attestation Report of the Registered Public Accounting Firm: Information required by this item is set forth on pages 42 and 43.

Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting during the fourth quarter for the year ended December 31, 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III.

Item 10. Directors, Executive Officers, and Corporate Governance

Information required by this item is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2013", "DIRECTORS WHOSE TERMS EXPIRE IN 2012", and "DIRECTORS WHOSE TERMS EXPIRE IN 2011", "EXECUTIVE OFFICERS" and under the captions "Family Relationships" "Director Qualifications and Review of Director Nominees" and "Audit and Compliance Committee" in our *2010 Proxy Statement*, and is incorporated herein by reference.

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer, and all directors, officers and employees. We have posted this Code of Ethics on our internet website at **www.summitfgi.com** under "Governance Documents". Any amendments to or waivers from any provision of the Code of Ethics applicable to the chief executive officer, chief financial officer, or chief accounting officer will be disclosed by timely posting such information on our internet website.

There have been no material changes to the procedures by which shareholders may recommend nominees since the disclosure of the procedures in our 2009 proxy statement.

Item 11. Executive Compensation

Information required by this item is set forth under the heading "EXECUTIVE COMPENSATION" in our *2010 Proxy Statement*, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information on our stock option plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securitites remaining available for future issuance under equity warrants and rights (#)
Equity compensation plans approved by stockholders	309,180	$ 18.54	350,000
Equity compensation plans not approved by stockholders	-	-	-
Total	**309,180**	**$ 18.54**	**350,000**

The remaining information required by this item is set forth under the caption "Security Ownership of Directors and Officers" and under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2013", "DIRECTORS WHOSE TERMS EXPIRE IN 2012", "DIRECTORS WHOSE TERMS EXPIRE IN 2011", "PRINCIPAL SHAREHOLDER" and "EXECUTIVE OFFICERS" in our *2010 Proxy Statement*, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is set forth under the captions "Transactions with Related Persons" and "Independence of Directors and Nominees" in our *2010 Proxy Statement*, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth under the caption "Fees to Arnett & Foster, PLLC" in our *2010 Proxy Statement*, and is incorporated herein by reference.

PART IV.

Item 15. Exhibits, Financial Statement Schedules

All financial statements and financial statement schedules required to be filed by this Form or by Regulation S-X, which are applicable to the Registrant, have been presented in the financial statements and notes thereto in Item 8 in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 or elsewhere in this filing where appropriate. The listing of exhibits follows:

Exhibit Number		Description	Page(s) in Form 10-K or Prior Filing Reference
(3)		Articles of Incorporation and By-laws:	
	(i)	Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.	(a)
	(ii)	Amended and Restated By-laws of Summit Financial Group, Inc.	(b)
	Material Contracts		
	(i)	Amended and Restated Employment Agreement with H. Charles Maddy, III	(c)
	(ii)	First Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III	(d)
	(iii)	Change in Control Agreement with H. Charles Maddy, III	(e)
	(iv)	Executive Salary Continuation Agreement with H. Charles Maddy, III	(f)
	(v)	Form of Amended and Restated Employment Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings	(g)
	(vi)	Form of Executive Salary Continuation Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings	(h)
	(vii)	Amended and Restated Employment Agreement with Ronald F. Miller	(i)
	(viii)	Amended and Restated Employment Agreement with C. David Robertson	(j)
	(ix)	First Amendment to Amended and Restated Employment Agreement with C. David Robertson	(k)
	(x)	Second Amendment to Amended and Restated Employment Agreement with C. David Robertson	(l)
	(xi)	Form of Executive Salary Continuation Agreement entered into with Ronald F. Miller and C. David Robertson	(m)
	(xii)	1998 Officers Stock Option Plan	(n)
	(xiii)	Board Attendance and Compensation Policy, as amended	
	(xiv)	Summit Financial Group, Inc. Directors Deferral Plan	(o)
	(xv)	Amendment No. 1 to Directors Deferral Plan	(p)
	(xvi)	Amendment No. 2 to Directors Deferral Plan	(q)
	(xvii)	Summit Community Bank, Inc. Amended and Restated Directors Deferral Plan	(r)
	(xviii)	Rabbi Trust for The Summit Financial Group, Inc. Directors Deferral Plan	(s)
	(xix)	Amendment No. One to Rabbi Trust for Summit Financial Group, Inc. Directors Deferral Plan	(t)
	(xx)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Capital State Bank, Inc.) Directors Deferral Plan	(u)
	(xxi)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Shenandoah Valley National Bank, Inc.) Directors Deferral Plan	(v)
	(xxii)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to South Branch Valley National Bank) Directors Deferral Plan	(w)
	(xxiii)	Summit Financial Group, Inc. Incentive Plan	(x)
	(xxiv)	Summit Community Bank Incentive Compensation Plan	(y)
	(xxv)	Form of Non-Qualified Stock Option Grant Agreement	(z)
	(xxvi)	Form of First Amendment to Non-Qualified Stock Option Grant Agreement	(aa)
	(xxvii)	2009 Officer Stock Option Plan	(bb)

(12)	Statements Re: Computation of Ratios	(cc)
(21)	Subsidiaries of Registrant	(dd)
(23)	Consent of Arnett & Foster, P.L.L.C.	
(24)	Power of Attorney	
(31.1)	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer	
(31.2)	Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer	
(32.1)	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer	
(32.2)	Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer	

(a) Incorporated by reference to Exhibit 3.i of Summit Financial Group, Inc.'s filing on Form 10-Q dated March 31, 2006.

(b) Incorporated by reference to Exhibit 3.2 of Summit Financial Group Inc.'s filing on Form 10-Q dated June 30, 2006.

(c) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(d) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated February 4 , 2010.

(e) Incorporated by reference to Exhibit 10.2 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(f) Incorporated by reference to Exhibit 10.3 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(g) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(h) Incorporated by reference to Exhibit 10.5 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(i) Incorporated by reference to Exhibit 10.6 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(j) Incorporated by reference to Exhibit 10.7 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(k) Incorporated by reference to Exhibit 10.8 of Summit Financial Group, Inc.'s filing on Form 8-K dated March 6, 2009.

(l) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated December 10, 2009.

(m) Incorporated by reference to Exhibit 10 of South Branch Valley Bancorp, Inc.'s filing on Form 10-QSB dated June 30, 1998.

(n) Incorporated by reference to Exhibit 10.10 of Summit Financial Group, Inc.'s filing on Form 10-K dated December 31, 2007.

(o) Incorporated by reference to Exhibit 10.10 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2005.

(p) Incorporated by reference to Exhibit 10.11 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2005.

(q) Incorporated by reference to Exhibit 10.14 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(r) Incorporated by reference to Exhibit 10.15 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(s) Incorporated by reference to Exhibit 10.16 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(t) Incorporated by reference to Exhibit 10.17 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(u) Incorporated by reference to Exhibit 10.18 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(v) Incorporated by reference to Exhibit 10.19 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(w) Incorporated by reference to Exhibit 10.20 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(x) Incorporated by reference to Exhibit 10.2 of Summit Financial Group Inc.'s filing on Form 8-K dated December 14, 2007.

(y) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 8-K dated December 14, 2007.

(z) Incorporated by reference to Exhibit 10.3 of Summit Financial Group Inc.'s filing on Form 10-Q dated March 31, 2006.

(aa) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 10-Q dated March 31, 2006.

(bb) Incorporated by reference to Exhibit 12 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(cc) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated May 14, 2009.

(dd) Incorporated by reference to Exhibit 21 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.
a West Virginia Corporation
(registrant)

By:  3/30/2010
H. Charles Maddy, III — Date
President & Chief Executive Officer

By:  3/30/2010
Julie R. Cook — Date
Vice President &
Chief Accounting Officer

By:  3/30/2010
Robert S. Tissue — Date
Senior Vice President &
Chief Financial Officer

The Directors of Summit Financial Group, Inc. executed a power of attorney appointing Robert S. Tissue and/or Julie R. Cook their attorneys-in-fact, empowering them to sign this report on their behalf.

By:  3/30/2010
Robert S. Tissue — Date
Attorney-in-fact

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Summit
FINANCIAL GROUP

West Virginia

Summit Financial Group
300 North Main Street
Moorefield, WV 26836
(304) 530-1000 • Fax (304) 530-2188

Summit Community Bank
Charleston, Downtown
620 Virginia Street East
Charleston, WV 25301
(304) 343-9200 • Fax (304) 343-9233

Charleston, Southridge Centre
2402 Mountaineer Boulevard
Charleston, WV 25309
(304) 746-4600 • Fax (304) 746-4626

Franklin
564 North Main Street
Franklin, WV 26807
(304) 358-2388 • Fax (304) 358-2149
Toll Free (800) 388-9840

Martinsburg
1321 Edwin Miller Blvd
Old Courthouse Square
Martinsburg, WV 25404
(304) 260-0811 • Fax (304) 260-5633

Mathias
59 Upper Cove Road
Mathias, WV 26812
(304) 897-5997 • Fax (304) 897-6232

Moorefield
310 North Main Street
Moorefield, WV 26836
(304) 530-1000 • Fax (304) 530-7053

Petersburg
90 South Grove Street
Petersburg, WV 26847
(304) 257-1244 • Fax (304) 257-1695

Rainelle
28 Main Street
Rainelle, WV 25962
(304) 438-6171 • Fax (304) 438-6178

Rupert
910 Clay Street
Rupert, WV 25984
(304) 392-6314 • Fax (304) 392-6397

Summit Insurance Services
310 North Main Street
Moorefield, WV 26836
(304) 530-2255 • Fax (304) 530-7188
Toll Free (800) 832-6896

Summit Financial Services
620 Virginia Street East
Charleston, WV 25301
(304) 343-9200 • Fax (304) 343-9233

Virginia

Summit Community Bank
Harrisonburg
182 Neff Avenue, W-11
Harrisonburg, VA 22801
(540) 437-0500 • Fax (540) 437-9846

Harrisonburg
224 South Main Street
Harrisonburg, VA 22801
(540) 442-6776 • Fax (540) 442-9701

Leesburg
204 Catoctin Circle, SE
Leesburg, VA 20175
(703) 777-6556 • Fax (703) 771-7424

Warrenton
251 W Lee Highway
Suite 730
Warrenton, VA 20186
(540) 347-7779 • Fax (540) 347-7791

Winchester
100 W. Jubal Early Drive
Winchester, VA 22601
(540) 678-0300 • Fax (540) 722-9150

Winchester, Wal-Mart
2350 S. Pleasant Valley Road
Winchester, VA 22601
(540) 667-9393 • Fax (540) 667-9579

Summit Mortgage
182 Neff Avenue
Harrisonburg, VA 22801
(540) 437-0500 • Fax (304) 530-0342

Summit Financial Services
100 West Jubal Early Drive
Winchester, VA 22601
(540) 450-3298 • Fax (304) 530-0938
Toll Free (877) 587-8479

Summit Insurance Services
Leesburg
204 Catoctin Circle, SE
Leesburg, VA 20175
(703) 777-8899 • Fax (703) 478-8958

dba Kelly Insurance Agency
26 North King Street
Leesburg, VA 20176
(703) 777-8899 • Fax (703) 478-8551
Toll Free (800) 777-2573

Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836
(304) 530-1000

summitfgi.com


Summit
FINANCIAL GROUP